As filed with the Securities and Exchange Commission on September 21, 2007.

Registration No. 333-

United States
Securities And Exchange Commission
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FRONTIER FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Washington	6022	91-1661954
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
(425) 514-0700
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Glen P. Garrison, Esq.
Thomas A. Sterken, Esq.
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, Washington 98201-3052
(206) 623-1900
(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with a copy to:
Gordon E. Crim, Esq.
Foster Pepper LLP
601 S.W. Second Avenue, Suite 1800
Portland, OR 97204-3171
(503) 221-0607

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.
          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Proposed Maximum	Proposed Maximum	Amount of
Securities to be Registered	Registered(1)	Offering Price Per Share(2)	Aggregate Offering Price(2)	Registration Fee(2)
Common Stock, no par value	__________3,230,589	$19.25	$62,817,004	$1,928.48

(1)	Represents the maximum number of shares of common stock, no par value, estimated to be issuable by Frontier Financial Corporation (“Frontier”) upon consummation of the acquisition of Bank of Salem (“Bank of Salem”) by Frontier.

(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by multiplying (A) the average of the bid and asked prices reported by the OTC Bulletin Board for Bank of Salem common stock on September 18, 2007 ($19.25) by (B) 3,263,221 (the maximum number of shares of Bank of Salem expected to be exchanged for the common stock being registered.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
MERGER PROPOSED
YOUR VOTE IS VERY IMPORTANT
Dear Shareholders:
          You are cordially invited to attend a special meeting of shareholders of Bank of Salem, to be held on November 19, 2007, at 7:00 p.m., at the bank’s main office, located at 1995 Commercial Street SE, Salem, Oregon 97302.
          At the special meeting, you will be asked to vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 25, 2007 (the “merger agreement”), by and among Frontier Financial Corporation (“Frontier”), its wholly owned subsidiary Frontier Bank, and Bank of Salem, under which Bank of Salem will merge into Frontier Bank.
          Under the terms of the merger agreement, Bank of Salem shareholders will receive $21.00 of Frontier common stock for each of their shares of Bank of Salem common stock, provided the average closing price of Frontier for the ten trading days preceding the third day before closing is between $21.21 and $29.17. The implied exchange ratio of Frontier common stock for each share of Bank of Salem common stock outstanding on September 18, 2007 (3,263,221 shares) was 0.84 based on the closing price of Frontier common stock on that date. This exchange ratio will fluctuate prior to completion of the merger. Frontier’s common stock trades on the Nasdaq Global Select Market™ under the symbol “FTBK” and Bank of Salem’s common stock trades on the OTC Bulletin Board under the symbol “BSOG.”
          If the merger is completed, Bank of Salem shareholders will own approximately 5 to 7% of the outstanding common stock of Frontier. We cannot complete the merger unless we obtain approval from Bank of Salem shareholders by the affirmative vote of at least two-thirds of the outstanding shares, in addition to regulatory approvals and certain other conditions described in this proxy statement/prospectus. AS A RESULT, YOUR VOTE IS VERY IMPORTANT. We urge you to complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the special meeting. If you attend the meeting, you may vote in person even if you previously returned your proxy card. If you do not vote or if you abstain from voting, your actions will have the same effect as a vote against the merger agreement.
          No vote of Frontier shareholders is required to complete the merger.
          This proxy statement/prospectus gives you detailed information about the merger and includes a copy of the merger agreement. You should read both carefully. This document is a proxy statement that Bank of Salem is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to Frontier’s issuance of its shares of common stock in connection with the merger. Before you make a decision on how to vote on the merger, you should consider the “Risk Factors” beginning on page 16 of this proxy statement/prospectus.
          Your board of directors has approved the merger and believes it is in the best interests of Bank of Salem and its shareholders.
          The board of directors unanimously recommends that you vote “FOR” the merger proposal.

Sincerely,

/s/ Jon R. Johnson

Jon R. Johnson
President and CEO

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Frontier common stock to be issued in the merger or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
          This proxy statement/prospectus is dated ___, 2007, and was first mailed to shareholders on or about ___, 2007.

REFERENCES TO ADDITIONAL INFORMATION
          This document incorporates important business and financial information about Frontier from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request.
          You can obtain documents related to Frontier that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:
Frontier Financial Corporation
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
Attn: Carol E. Wheeler, Chief Financial Officer
(425) 514-0700
          Only limited financial information is required to be provided about Bank of Salem in this document under the rules of the Securities and Exchange Commission. Additional financial information about Bank of Salem, including copies of financial statements, is available to you without charge upon your written or oral request to:
Bank of Salem
1995 Commercial Street SE
Salem, Oregon 97302
Attn: Larry A. Johnson, Executive Vice President
(503) 585-5290
          If you would like to request documents please do so by ___, 2007, in order to receive them before the special meeting of shareholders.
          See “Where You Can Find More Information” on page 55.

BANK OF SALEM
1995 Commercial Street SE
Salem, Oregon 97302
(503) 585-5290
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 19, 2007
          NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Bank of Salem will be held at the bank’s main office, located at 1995 Commercial Street SE, Salem, Oregon 97302, on November 19, 2007, at 7:00 p.m., for the following purpose:
1.	MERGER AGREEMENT. To consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of July 25, 2007, by and among Bank of Salem, Frontier Financial Corporation (“Frontier”) and Frontier Bank, a copy of which is attached as Appendix A to the accompanying proxy statement/prospectus, pursuant to which Bank of Salem will merge into Frontier Bank on the terms and subject to the conditions contained in the merger agreement.

2.	OTHER MATTERS. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting.
          The proposed merger transaction is discussed more fully in the proxy statement/prospectus attached to this notice. We urge you to read this document and its appendices carefully.
          We have fixed the close of business on October ___, 2007, as the record date for establishing shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. We cannot complete the merger unless the holders of two-thirds of the shares of Bank of Salem common stock outstanding on the record date vote to approve the merger agreement.
          You have the right to dissent from the merger and obtain payment of the fair value of your Bank of Salem shares under Oregon law. A copy of the applicable Oregon statutory provisions regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/prospectus. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “The Merger — Dissenters’ Rights” on page 39 of the attached proxy statement/prospectus.
          THE BOARD OF DIRECTORS OF SALEM UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

By Order of the Board of Directors,

/s/ Richard G. Faith

Richard G. Faith, Secretary
          Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting.

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QUESTIONS AND ANSWERS
ABOUT THE MERGER AND SPECIAL MEETING
What is the proposed transaction?
     Bank of Salem has agreed to merge with Frontier Bank, with Frontier Bank being the resulting bank.
What will I receive in the merger?
     Under the merger agreement, unless you perfect your statutory dissenters’ rights, you will receive for each of your Bank of Salem shares $21.00 of Frontier common stock, provided the average closing price of Frontier for the ten trading days preceding the third day before closing is between $21.21 and $29.17. Cash will be paid in lieu of fractional shares of Frontier stock.
     The number of shares of Frontier stock you receive will vary depending on the market price of Frontier common stock upon completion of the merger.
When will the merger occur?
     We presently expect to complete the merger in the fourth quarter of 2007. The merger will occur after approval of the shareholders of Bank of Salem is obtained and the other conditions to the merger are satisfied or waived. Frontier and Bank of Salem are working toward completing the merger as quickly as possible.
When should I send in my stock certificates?
     Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL WHEN SENT REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.
What are the tax consequences of the merger to me?
     We expect that for United States federal income tax purposes, the merger will be considered a tax-free reorganization, which means that you will not recognize any taxable gain or loss with respect to the exchange of your shares of Bank of Salem common stock for Frontier common stock and will have a carry-over basis and holding period from your Bank of Salem shares. To the extent you receive cash in the merger for fractional shares, you will recognize gain or loss. We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you.
When and where will the special meeting take place?
     Bank of Salem will hold a special meeting of its shareholders on November 19, 2007, at 7:00 p.m., at the company’s main office at 1995 Commercial Street SE, Salem, Oregon 97302.
How do I vote?
     To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.
Why is my vote important?
     Approval of the merger agreement requires the affirmative vote of at least 2,175,481 shares, representing two-thirds of the outstanding shares of Bank of Salem common stock. Therefore, if you fail to vote, that will have the same effect as voting against approval of the merger agreement.
If my shares are held in “street name” by my broker, will my broker vote my shares for me?
     Yes, but only if you give your broker instructions on how to vote your shares. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.
What happens if I return my proxy but do not indicate how to vote my shares?
     If you sign and return your proxy card, but do not provide instructions on how to vote your
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shares, your shares will be voted “FOR” approval of the merger agreement.
Can I change my vote after I have mailed my signed proxy card?
     Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:
•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.
     If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to Bank of Salem’s secretary prior to or at the special meeting.
     If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.
Who may vote at the meeting?
     If you were the owner of Bank of Salem common stock at the close of business on October ___, 2007, you may vote at the meeting.
How soon after the merger is completed can I expect to receive my Frontier common stock?
     Frontier will work with its exchange agent to issue shares and pay cash for fractional shares as promptly as practicable following the completion of the merger.
What do I need to do now?
     You should carefully read this proxy statement/prospectus, including the appendices, for important information about the merger, the companies and the special meeting of shareholders. Additional information about Frontier that may be important to you is incorporated by reference into this document from documents separately filed by Frontier with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC. You can find those documents online on the SEC website at http://www.sec.gov.
     Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at Bank of Salem’s special meeting of shareholders.
What if I choose not to read the incorporated documents?
     Information contained in a document that is incorporated by reference is part of this proxy statement/prospectus, unless it is superseded by information contained directly in this proxy statement/prospectus or in documents filed with the SEC after the date of this proxy statement/prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.
What risks should I consider?
     You should review carefully our discussion of “Risk Factors” beginning on page 16. You should also review the factors considered by Bank of Salem’s board of directors in approving the merger agreement. See “The Merger- Background of the Merger” beginning on page 23 and “The Merger-Reasons of Bank of Salem for the Merger” beginning on page 24.
Who can help answer my questions?
     You may write or call Larry A. Johnson or Jon R. Johnson at 1995 Commercial Street SE, Salem, Oregon 97302, (503) 585-5290, with any questions about the merger or the special meeting of shareholders.

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     This proxy statement/prospectus does not cover any resale of the securities to be received by shareholders of Bank of Salem upon consummation of the proposed merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.
The date of this proxy statement/prospectus is ___, 2007.

SUMMARY
This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The Agreement and Plan of Merger is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this proxy statement/prospectus where that subject is discussed in more detail.
Information About Frontier and Bank of Salem (see page 43).
Frontier Financial Corporation
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
(425) 514-0700
Frontier is a bank holding company and financial holding company headquartered in Everett, Washington, that engages in a general banking business primarily through its banking subsidiary, Frontier Bank.
Frontier Bank is a Washington-chartered, commercial bank that as of October, 2007 engages in a general banking business through 48 locations in western Washington. Frontier Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan, mortgage and investment services designed to meet substantially all of the financial needs of its customers. Deposits of Frontier Bank are insured by the FDIC.
As of June 30, 2007, Frontier had total assets of approximately $3.6 billion, total net loans receivable and loans held for sale of approximately $3.2 billion, total deposits of approximately $2.8 billion and approximately $381.7 million in shareholders’ equity. Frontier’s common stock trades on the Nasdaq Global Select Market™ under the symbol “FTBK.”
Bank of Salem
1995 Commercial Street SE
Salem, Oregon 97302
(503) 585-5290
Bank of Salem is an Oregon chartered commercial bank headquartered in Salem, Oregon that provides commercial real estate and business lending products and related services through 3 locations in Portland, Salem and Tigard, Oregon. The Portland and Tigard branches are operated under the names Bank of Portland and Bank of Tigard.
As of June 30, 2007, Bank of Salem had total assets of approximately $210.2 million, total net loans receivable of approximately $193.1 million, total deposits of approximately $178.2 million and approximately $27.5 million in shareholders’ equity. Deposits of Bank of Salem are insured by the FDIC.
Bank of Salem Will Merge into Frontier Bank (see page 21).
The merger agreement provides for the merger of Bank of Salem into Frontier Bank. In the merger, your shares of Bank of Salem common stock will be exchanged for shares of Frontier common stock. After the merger, you will no longer own shares of Bank of Salem, and the separate existence of Bank of Salem will cease. The directors of Frontier Bank before the merger will continue to serve as the directors of Frontier Bank.
The merger agreement is attached as Appendix A to this document. We encourage you to read the merger agreement in its entirety.
Bank of Salem Special Meeting (see page 19).
The special meeting of shareholders of Bank of Salem will be held at the company’s main office at 1995 Commercial Street SE, Salem, Oregon 97302 on November 19, 2007, at 7:00 p.m.,

local time. At the meeting you will be asked to consider and vote upon a proposal to approve the merger agreement and, if necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting.
You will be entitled to vote at the Bank of Salem special meeting if you owned Bank of Salem common stock at the close of business on October ___, 2007. As of that date there were 3,263,221 shares of Bank of Salem common stock entitled to be voted at the special meeting.
Approval of the Merger Agreement Requires the Affirmative Vote of Two-Thirds of the Outstanding Shares of Bank of Salem Common Stock (see page 20).
In order to approve the merger agreement, at least two-thirds of the outstanding shares of Bank of Salem common stock as of the record date must be voted at the special meeting in favor of approval. Frontier shareholders do not have to vote on the transaction.
As of the record date for the meeting, directors and executive officers of Bank of Salem, and their affiliates, owned approximately 2,110,448 (excluding shares issuable upon exercise of outstanding options) of the outstanding shares of Bank of Salem common stock. The directors, certain officers and principal shareholders of Bank of Salem have agreed to vote their shares in favor of adoption of the merger agreement.
What Bank of Salem Shareholders Will Receive in the Merger (see page 21).
Bank of Salem shareholders will receive a fixed price of $21.00 for each share of Bank of Salem common stock upon completion of the merger, provided the average closing price of Frontier for the ten trading days preceding the third day before closing is between $21.21 and $29.17. We sometimes refer to the ratio of the $21.00 to the average Frontier price as the “exchange ratio.” Frontier will not issue any fractional shares. Bank of Salem shareholders entitled to a fractional share will instead receive an amount in cash based on the average closing price of Frontier common stock for the five trading days prior to the effective date of the merger.
Example: If you hold 1,050 shares of Bank of Salem common stock and Frontier’s average closing price is $23.00, you will receive 958 shares of Frontier common stock and a cash payment instead of the 0.7 of a share that you otherwise would have received (i.e., 1,050 shares x 0.9130 = 958.7 shares).
Actual numbers of Frontier common stock received will depend on the market price of Frontier common stock at the time of the merger. If the average price of Frontier drops below $21.21, Bank of Salem shareholders will receive approximately 0.99 shares of Frontier for each of the 3,263,221 shares outstanding, or a maximum number of Frontier shares issued of 3,230,589. If the average price of Frontier exceeds $29.17, Bank of Salem shareholders will receive approximately 0.72 shares of Frontier for each share of Bank of Salem, or a minimum number of Frontier shares issued of 2,349,519. Options to purchase Bank of Salem’s common stock will be cashed out at closing (based on the difference between the merger price and the exercise price). Based upon the price range of Frontier stock between $21.21 and $29.17, the total value of the stock consideration and options is approximately $68.2 million. As of the date of this proxy statement/prospectus, the price of Frontier stock was $___.
Bank of Salem’s Reasons for the Merger (see page 24).
In reaching its determination to approve the merger agreement, the Bank of Salem board of directors consulted with management and its financial and legal advisors, and considered a number of factors, including:
•	The value of the merger consideration;
•	The dividends and liquidity available to Bank of Salem shareholders if they received Frontier stock in exchange for their shares of Bank of Salem stock;

•	The information presented by Bank of Salem’s financial advisor, McAdams Wright Ragen Incorporated, to the Bank of Salem board with respect to the merger and the opinion of McAdams Wright Ragen, that, as of the date of that opinion, the merger consideration was fair to the holders of Bank of Salem common stock from a financial point of view (see “The Merger-Opinion of Bank of Salem’s Financial Advisor” on page 26);
•	The benefits to Bank of Salem and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources; and
•	The continued rapid consolidation in the financial services industry and competitive effects of the increased consolidation on smaller financial institutions such as Bank of Salem.
These factors and others are more fully discussed under the heading “The Merger-Reasons of Bank of Salem for the Merger” beginning on page 26.
Certain Federal Income Tax Consequences (see page 31).
We expect to receive a tax opinion from tax counsel for Frontier to the effect that the merger to will be treated as a “reorganization” for federal income tax purposes. If the merger is so treated, Bank of Salem shareholders generally will not recognize any gain or loss on the conversion of shares of Bank of Salem common stock into shares of Frontier common stock (although the receipt of any cash for fractional shares will be a taxable event). This tax treatment may not apply to some Bank of Salem shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.
The Bank of Salem Board of Directors Unanimously Recommends Shareholder Approval of the Merger (see page 24).
Bank of Salem’s board of directors believes that the merger is in the best interests of the Bank of Salem shareholders and has unanimously approved the merger agreement. Bank of Salem’s board of directors recommends that Bank of Salem shareholders vote “FOR” approval of the merger agreement.
Bank of Salem’s Financial Advisor Says the Merger Consideration is Fair, from a Financial Point of View, to Bank of Salem Shareholders (see page 26).
McAdams Wright Ragen Incorporated has served as financial advisor to Bank of Salem in connection with the merger and has given an opinion to Bank of Salem’s board of directors that, as of July 25, 2007 (the date Bank of Salem’s board of directors voted to approve the merger) and as of the date of this proxy statement/prospectus, the merger consideration that Bank of Salem shareholders will receive is fair to Bank of Salem shareholders from a financial point of view. A copy of the opinion delivered by McAdams Wright Ragen is attached to this document as Appendix C. You should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by McAdams Wright Ragen in providing its opinion.
Bank of Salem’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (see page 30).
In addition to their interests as shareholders, certain directors and executive officers of Bank of Salem each have interests in the merger that are different from your interests, including stock options and certain other compensatory arrangements discussed under the heading “Interests of Certain Persons in the Merger” beginning on page 30 of this proxy statement/prospectus.

Bank of Salem’s board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.
As of the record date, the directors, executive officers and principal shareholders of Bank of Salem owned and are entitled to vote 2,110,448 shares of Bank of Salem common stock (excluding shares issuable upon exercise of outstanding options), which represent approximately 64.7% of the outstanding shares of Bank of Salem common stock.
The Merger Is Expected to Occur in the Fourth Quarter of 2007 (see page 23).
The merger is expected to occur as soon as practicable after all the conditions to its completion under the merger agreement have been satisfied or waived. Currently, we anticipate that the merger will occur in the fourth quarter of 2007. However, we cannot assure you when or if the merger will occur.
Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (see page 34).
Completion of the merger is subject to the satisfaction or waiver of certain conditions including, among others:
•	Approval of the merger agreement by shareholders holding two-thirds or more of the outstanding shares of Bank of Salem common stock;
•	Approval of the merger by federal and state banking regulatory authorities;
•	The absence of any material adverse change in (i) the business, property, assets (including loan portfolios), liabilities, or financial or other condition of Bank of Salem or Frontier, or (ii) the ability of Bank of Salem or Frontier to complete the merger; and
•	Receipt by Frontier and Bank of Salem of legal and tax opinions.
We May Not Complete the Merger Without All Required Regulatory Approvals (see page 37).
The merger must be approved by the Federal Deposit Insurance Corporation (“FDIC”), the Washington Department of Financial Institutions and the Oregon Department of Consumer and Business Services. We have filed applications with these regulatory authorities, seeking their approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.
Termination of the Merger Agreement (see page 39).
Frontier and Bank of Salem can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Bank of Salem or Frontier can decide, without the consent of the other, to abandon the merger in a number of situations, including:
•	The other party breaches a representation, warranty or covenant in the merger agreement, and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;
•	There has been a material adverse change in the business, property, liabilities, prospects, or condition (financial or otherwise) of the other party, or in its ability to complete the merger;
•	The merger has not been completed by March 31, 2008; or
•	A regulatory authority denies a necessary approval or issues an order preventing the merger.

Subject to certain conditions, Bank of Salem’s board of directors may terminate the merger agreement if (i) Bank of Salem receives an unsolicited acquisition proposal from a third party that the board determines in good faith, consistent with its fiduciary duties upon advice of its counsel, to be more favorable to Bank of Salem and its shareholders than the Frontier transaction, or (ii) its financial advisor, McAdams Wright Ragen Incorporated, withdraws its fairness opinion.
Bank of Salem and Frontier Must Pay a Termination Fee to the Other Party Under Certain Circumstances (see page 40).
Under the merger agreement, Bank of Salem must pay Frontier a termination fee of $1,000,000 if Bank of Salem terminates the merger agreement in order to accept a superior acquisition proposal. Bank of Salem would also have to pay the $1,000,000 termination fee if:
•	Bank of Salem’s shareholders fail to approve the merger.
•	Bank of Salem’s board of directors fails to recommend approval of the transaction by its shareholders or McAdams Wright Ragen withdraws its fairness opinion, the merger agreement is terminated and Bank of Salem enters into an acquisition agreement with a third party within 24 months after termination of the merger agreement.
•	A third party makes an acquisition proposal with respect to Bank of Salem that is known to Bank of Salem and has been publicly announced or otherwise become public, and thereafter, both of the following occur:
(1)	the merger agreement is terminated by Frontier or Bank of Salem because Bank of Salem shareholders fail to approve the merger, and

(2)	Bank of Salem enters into an acquisition agreement with a third party within 24 months after termination of the merger agreement.
Frontier and Bank of Salem are required to pay a $1,000,000 termination fee to the other party if the merger is terminated because that party materially breaches the merger agreement or fails to timely perform its obligations under the merger agreement.
Effect of Merger on Rights of Bank of Salem Shareholders (see page 52).
The rights of Bank of Salem shareholders are governed by Oregon law, as well as Bank of Salem’s articles of incorporation and bylaws. After completion of the merger, the rights of the former Bank of Salem shareholders will be governed by Washington law, and subject to Frontier’s articles of incorporation and bylaws. Although Frontier’s articles of incorporation and bylaws are similar in many ways to Bank of Salem’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of Bank of Salem shareholders.
Dissenters’ Rights of Shareholders (see page 39).
Under Oregon law, Bank of Salem shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of Bank of Salem common stock. To perfect dissenters’ rights, a Bank of Salem shareholder must send or deliver a notice to Bank of Salem prior to the special meeting or vote against the merger, and then send a written demand to Bank of Salem with his or her stock certificates enclosed within 30 days after the meeting. In any case, a shareholder electing to dissent must strictly comply with all the procedures required by Oregon law. These procedures are described more fully later in this document, and a copy of the relevant portions of Oregon law is attached as Appendix B to this proxy statement/ prospectus.
Restrictions on the Ability to Sell Frontier Shares Received in the Merger (see page 42).
Unless you are considered to be an affiliate of Bank of Salem under federal securities laws, the Frontier shares you receive in the merger will be freely transferable. If you are considered to be an affiliate, you can sell the Frontier shares you receive in the merger only pursuant to a registration statement or an exemption from registration under the Securities Act of 1933 or as permitted under the rules of that Act (including rule 145). Generally, you are considered an affiliate if you are an executive officer, director or 10% shareholder of Bank of Salem. As a practical matter, the rules of the Securities Act would generally permit an affiliate to sell the Frontier shares received in the merger if the shares are sold through a broker or dealer. This proxy statement/prospectus does not cover resales of Frontier common stock received in the merger by affiliates of Bank of Salem.
Treatment of Bank of Salem Stock Options (see page 22).
In addition to the merger consideration above, holders of Bank of Salem options that have not been exercised as of the effective date of the merger will receive cash equal in value to the difference between the per share merger consideration and the exercise price of such options, upon completion of the merger. Any additional Bank of Salem shares issued with respect to any Bank of Salem options exercised prior to the effective date will be converted into the merger consideration.
As of the date of this proxy statement/ prospectus, Bank of Salem has employee and director stock options outstanding for 52,059 shares of Bank of Salem common stock, all of which will be 100% vested and exercisable upon closing.
Share Information and Market Prices (see page 14).
The following table sets forth the closing sale price per share of Frontier common stock and the most recent sale price per share of Bank of Salem common stock ($18.50 on July 16, 2007), and the equivalent per share price for Bank of Salem common stock, as of July 24, 2007 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Frontier common stock at $20.39 per share, and multiplying this value by the maximum exchange ratio of 0.99, which applied as of July 24 because Frontier’s stock price was less than $21.21. See “The Merger – Merger Consideration.” If this limit did apply, the implied exchange ratio as of that date would have been 1.0299.

Bank of
	Frontier	Salem	Equivalent
	Common	Common	Price Per
	Stock	Stock	Share
July 24	$20.39	$18.50	$20.19
Based on the price of Frontier stock as of the date of this proxy statement/prospectus of $___, the implied exchange ratio would be 0.___and the Equivalent Price Per Share would be $21.00. The market prices of Frontier common stock will fluctuate prior to the merger. You should obtain current market quotations for Frontier common stock.
Listing of Frontier Shares (see page 42)
The Frontier shares to be issued in the merger will be listed on the Nasdaq Global Select Market™ and trade under the symbol “FTBK”.
Frontier to Use Purchase Method of Accounting (see page 43)
Frontier will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Bank of Salem will be recorded by Frontier at their respective fair values at the time of the merger. The excess of Frontier’s purchase price over the net fair value of assets acquired including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Intangible assets will be amortized and goodwill must be tested for impairment periodically and such amortization and any impairment will be applied against the combined company’s earnings following completion of the merger.

FORWARD-LOOKING STATEMENTS
          This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Frontier’s and Bank of Salem’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	inflation, interest rate, market and monetary fluctuations;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	risks associated with our growth and expansion strategy and related costs;

•	increased lending risks associated with our high concentrations of real estate loans;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	technological changes;

•	regulatory or judicial proceedings; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.
          Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed below under “Risk Factors,” and in Frontier’s annual report on Form 10-K filed with the SEC for the year ended December 31, 2006.

          All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Frontier or Bank of Salem or any person acting on behalf of Frontier or Bank of Salem are expressly qualified in their entirety by the cautionary statements above. Neither Frontier nor Bank of Salem undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FRONTIER
          The following table sets forth selected historical consolidated financial data for Frontier. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information.”
FRONTIER FINANCIAL CORPORATION AND SUBSIDIARIES
SELECTED CONDENSED CONSOLIDATED AND OTHER FINANCIAL INFORMATION
($ in thousands, except per share data)

	(Unaudited)
	At or for the Six Months
	Ended June 30		At or for the Years Ended December 31
	2007	2006	2006	2005	2004	2003	2002
Summary of Operations:
Interest income	$142,520	$116,566	$250,144	$178,886	$140,228	$135,201	$138,859
Interest expense	53,592	39,082	86,942	51,736	34,939	37,829	45,581

Net interest income	88,928	77,484	163,202	127,150	105,289	97,372	93,278
Provision for loan losses	3,300	3,500	7,500	4,200	3,500	4,250	6,300

Net interest income after provision for loan losses	85,628	73,984	155,702	122,950	101,789	93,122	86,978
Noninterest income	5,969	8,754	15,623	13,075	13,944	12,757	10,143
Noninterest expense	37,653	33,037	67,046	58,112	50,725	46,219	42,860

Income before provision for income taxes	53,944	49,701	104,279	77,913	65,008	59,660	54,261
Provision for income taxes	18,250	16,868	35,369	26,329	21,963	20,053	18,247

Net Income	$35,694	$32,833	$68,910	$51,584	$43,045	$39,607	$36,014

Basic earnings per share	$0.79	$0.73	$1.53	$1.21	$1.03	$0.95	$0.84
Diluted earnings per share	$0.78	$0.73	$1.52	$1.21	$1.02	$0.94	$0.83
Cash dividends paid per share	$0.33	$0.24	$0.50	$0.40	$0.34	$0.31	$0.27

Statement of Financial Condition:
Total assets	$3,578,969	$3,099,500	$3,238,464	$2,640,275	$2,243,396	$2,075,393	$1,943,727
Net loans receivable and loans held for sale	$3,150,670	$2,714,625	$2,867,351	$2,355,419	$1,945,324	$1,742,160	$1,630,509
Total deposits	$2,833,095	$2,423,340	$2,453,632	$2,061,380	$1,795,842	$1,667,017	$1,560,876
Total borrowings	$325,349	$277,172	$363,690	$260,813	$185,293	$180,119	$171,930
Shareholders’ equity	$381,666	$368,146	$395,283	$296,097	$254,230	$219,406	$198,863
Book value per share	$8.67	$8.14	$8.72	$6.94	$6.03	$5.26	$4.70

Key Operating Ratios(1):
Return on average assets	2.15%	2.23%	2.27%	2.09%	1.98%	1.96%	1.94%
Return on average shareholders’ equity	18.30%	18.87%	18.91%	18.75%	18.35%	19.23%	18.36%
Average shareholders’ equity to average assets	11.36%	11.90%	11.98%	11.16%	10.76%	10.21%	10.57%
Net interest margin(2)	5.63%	5.60%	5.78%	5.75%	5.27%	5.07%	5.47%
Tax equivalent effect	0.03%	0.03%	0.03%	0.05%	0.05%	0.05%	0.05%

Tax equivalent net interest margin(3)	5.66%	5.63%	5.81%	5.80%	5.32%	5.12%	5.52%

Ratio of non-performing assets to total assets (4)	0.31%	0.44%	0.27%	0.19%	0.63%	0.52%	0.98%
Dividend payout ratio	42.3%	32.9%	32.9%	33.1%	33.3%	33.0%	32.5%

(1)	Ratios have been annualized.

(2)	Net interest margin equals net interest income as an annualized percentage of total average interest-earning assets.

(3)	Tax equivalent is a non-GAAP performance measurement used by management in operating the business. Management believes this provides investors with a more accurate picture of the net interest margin for comparative purposes.

(4)	Non-performing assets consist of non-performing loans (including non-accrual loans and certain other delinquent loans at the discretion of management) and other real estate.

PRO FORMA SELECTED COMBINED UNAUDITED FINANCIAL INFORMATION
          The following table sets forth selected combined financial data for Frontier and Bank of Salem on an historical and pro forma basis reflecting the merger of Bank of Salem and Frontier, accounted for as a purchase as if the acquisition had occurred on June 30, 2007 and December 31, 2006 with respect to the statement of financial condition data and as of January 1, 2007 and January 1, 2006 with respect to the statement of income data. This information is only a summary based on the assumptions and adjustments explained in the notes to the table, and should be read in conjunction with the historical financial statements of Frontier, including the notes thereto, incorporated by reference in this proxy statement/prospectus, and the historical financial statements of Bank of Salem, including the notes thereto. See “Where You Can Find More Information.” The per share pro forma data in the following table is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed during the periods, or as of the date for which this pro forma data is presented.
          We anticipate that the merger will provide the combined company with financial benefits that include increased revenues and reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger.
          The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Bank of Salem’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Bank of Salem will change the amount of the purchase price allocable to goodwill. Additionally, changes to Bank of Salem’s shareholders’ equity including net income and changes in the market value of Frontier’s common stock after December 31, 2006, through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

FRONTIER FINANCIAL CORPORATION AND BANK OF SALEM PRO FORMA
CONDENSED COMBINED UNAUDITED FINANCIAL INFORMATION
($ in thousands, except share and per share data)

	As of or for the Six Months Ended June 30, 2007				As of or for the Year Ended December 31, 2006
		Bank of	Adjust-	Pro Forma		Bank of	Adjust-	Pro Forma
	Frontier	Salem	ments	Combined	Frontier	Salem	ments	Combined
Statement of Income Data:
Interest income	$142,520	$9,298	—	$151,818	$250,144	$17,016	—	$267,160
Interest expense	53,592	4,041	—	57,633	86,942	6,553	—	93,495

Net interest income	88,928	5,257	—	94,185	163,202	10,463	—	173,665
Provision for loan losses	3,300	60	—	3,360	7,500	652	—	8,152

Net interest income after provision for loan losses	85,628	5,197	—	90,825	155,702	9,811	—	165,513
Noninterest income	5,969	125	—	6,094	15,623	365	—	15,988
Noninterest expense	37,653	1,246	979	39,878	67,046	2,603	1,247	70,896

Income before provision for income taxes	53,944	4,076	(979)	57,041	104,279	7,573	(1,247)	110,605
Provision for income taxes	18,250	1,571	(343)	19,478	35,369	2,889	(436)	37,822

Net Income	$35,694	$2,505	$(636)	$37,563	$68,910	$4,684	$(811)	$72,783

Per Common Share Data:
Earnings per share
Basic	$0.79	$0.78		$0.78	$1.53	$1.45		$1.51
Diluted	$0.78	$0.76		$0.77	$1.52	$1.43		$1.49
Book value per share (period end)	$8.67	$8.51		$9.52	$8.72	$7.72		$9.49
Cash dividends paid per share	$0.33	—		$0.33	$0.50	$0.25		$0.75
Weighted average shares
Basic	45,103,883	3,230,589		48,334,472	45,009,526	3,230,589		48,240,115
Diluted	45,510,255	3,282,127		48,792,382	45,484,987	3,282,127		48,767,114
Outstanding Shares (period end)	44,028,192	3,230,589		47,258,781	45,350,316	3,230,589		48,580,905

Statement of Financial Condition Data (period end):

Cash and cash equivalents	$91,993	$2,386	(712)	$93,667	$104,222	$1,780	(712)	$105,290
Interest-bearing deposits with other banks	—	2	—	2	—	3,067	—	3,067
Fed funds sold	91,501	—	—	91,501	18,673	—	—	18,673
Securities available for sale	98,912	8,166	—	107,078	111,112	8,554	—	119,666
Securities held to maturity	3,599	—	—	3,599	3,599	—	—	3,599

FHLB, PCBB, and FRB stock, at cost	15,030	592	—	15,622	15,030	592	—	15,622

Net loans receivable and loans held for sale	3,150,670	193,123	—	3,343,793	2,867,351	184,716	—	3,052,067
Goodwill and intangible assets	41,101	—	41,440	82,541	41,227	—	41,440	82,667
Other assets	86,163	5,889	—	92,052	77,250	6,305	—	83,555

Total assets	$3,578,969	$210,158	$40,728	$3,829,855	$3,238,464	$205,014	$40,728	$3,484,206

Total deposits	$2,833,095	$178,168	—	$3,011,263	$2,453,632	$178,681	—	$2,632,313
Borrowings	325,349	3,150	—	328,499	363,690	—	—	363,690
Other liabilities	38,859	1,361	—	40,220	25,859	1,385	—	27,244

Total liabilities	3,197,303	182,679	—	3,379,982	2,843,181	180,066	—	3,023,247

Shareholders’ equity	381,666	27,479	40,728	449,873	395,283	24,948	40,728	460,959

Total liabilities and shareholders’ equity	$3,578,969	$210,158	$40,728	$3,829,855	$3,238,464	$205,014	$40,728	$3,484,206

(1)	Noninterest expense for the six months ended June 30, 2007, and the twelve months ended December 31, 2006, includes a pro forma adjustment of $712,000 related to change of control and bonus payments to be paid by Bank of Salem upon the completion of the merger. Also included in the pro forma adjustment to noninterest expense is the amortization of the core deposit intangible of $267,273 for the six months ended June 30, 2007, and $534,545 for the twelve months ended December 31, 2006. The estimated core deposit intangible as a result of the merger is $2,940,000. The core deposit intangible is amortized based on the sum of the years digits amortization method over 10 years.

(2)	The pro forma adjustment to cash and cash equivalents of $712,000 for the periods ended June 30, 2007, and December 31, 2006, relate to change of control and bonus payments to be paid by Bank of Salem upon the completion of the merger.

(3)	Pro forma income tax expense was calculated using a marginal tax rate of 35%.

(4)	Pro forma basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common share equivalents. The basic and diluted weighted average numbers of common stock and common stock equivalents utilized for the calculation of earnings per share for the period presented were calculated using Frontier’s historical weighted average common stock and common stock equivalents plus 3,230,589 shares issued to Bank of Salem’s shareholders under the terms of the transaction and 51,538 common stock equivalents, which represent the additional dilutive effect of options to be issued in the transaction, using an implied exchange ratio of 0.99.

(5)	Estimated core deposit intangible ($2.94 million) and goodwill ($38.5 million) resulting from the acquisition.

(6)	Estimated additional capital recorded in connection with issuance of common stock, net of merger-related costs. Estimated merger-related costs are as follows:

(In thousands)
Merger Related Costs
Accounting, legal and financial advisor costs	$346
Cash out of stock options	338
Other direct costs	90

Total merger-related costs	$774

(7)	The final purchase price allocation will not be completed until early 2008 after the completion of appraisals on the assets and liabilities acquired. Any purchase accounting adjustments to assets and liabilities acquired will be made after the final purchase price allocation process has been completed. Other than the adjustment noted in (5) for goodwill and intangible assets, no other material adjustments to any individual assets or liabilities are expected. The allocation in (5) may change with the completion of these appraisals.

COMPARATIVE PER COMMON SHARE DATA
          The following table shows selected historical per share information for Frontier common stock on a historical and pro forma combined basis and for Bank of Salem common stock on a historical and pro forma equivalent basis. The pro forma equivalent per share data for Bank of Salem is calculated by multiplying the pro forma combined per share data for Frontier by (i) the maximum exchange ratio as of July 24, 2007 (the last full trading day before the public announcement of the merger) of 0.99, which applied as of that date because Frontier’s stock price was less than $21.21, and (ii) the implied exchange ratio as of the date of this proxy statement/prospectus of 0.___.

	Frontier		Bank of Salem
				Pro Forma	Pro Forma
				Equivalent	Equivalent
		Pro Forma		July 24,	________,
	Historical	Combined	Historical	2007	2007
Earnings Per Share
Basic
Six Months Ended June 30, 2007	$0.79	$0.78	$0.78	$0.77
Year Ended December 31, 2006	$1.53	$1.51	$1.45	$1.49
Diluted
Six Months Ended June 30, 2007	$0.78	$0.77	$0.76	$0.76
Year Ended December 31, 2006	$1.52	$1.49	$1.43	$1.48
Cash Dividends Declared Per Share
Six Months Ended June 30, 2007	$0.33	$0.33	—	$0.33
Year Ended December 31, 2006	$0.50	$0.75	$0.25	$0.74
Book Value Per Share
June 30, 2007	$8.67	$9.52	$8.51	$9.42
December 31, 2006	$8.72	$9.49	$7.72	$9.40
COMPARATIVE STOCK PRICES AND DIVIDENDS
          Frontier. Frontier common stock is quoted on the Nasdaq Global Select Market™ under the symbol “FTBK.” The table below sets forth the high and low sales prices of Frontier common stock as reported on Nasdaq and cash dividends paid for each quarterly period during the two most recent fiscal years and the first two quarters of 2007.

	Frontier Common Stock
			Cash Dividends
	High	Low	Paid Per share
2007

Second Quarter	$26.92	$22.21	$0.165

First Quarter	$29.97	$24.71	$0.160

2006

Fourth Quarter	$31.33	$25.36	$0.150

Third Quarter	$28.00	$21.78	$0.120

	Frontier Common Stock
			Cash Dividends
	High	Low	Paid Per share
Second Quarter	$23.96	$20.82	$0.117

First Quarter	$22.43	$20.38	$0.113

2005

Fourth Quarter	$22.33	$17.33	$0.110

Third Quarter	$20.17	$16.88	$0.107

Second Quarter	$17.38	$15.66	$0.093

First Quarter	$17.78	$16.22	$0.091
          The timing and amount of future dividends, if any, paid by Frontier is subject to determination by the board of directors of Frontier in its discretion and will depend on earnings, cash requirements and the financial condition of Frontier and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors.
          As of September 19, 2007, the 44,615,438 outstanding shares of Frontier common stock were held by approximately 9,637 holders of record.
          Bank of Salem. Bank of Salem common stock is listed and traded on the OTC Bulletin Board under the symbol “BSOG.” The table below sets forth the high and low bid and asked prices of Bank of Salem common stock for each quarterly period during the two most recent fiscal years and the first two quarters of 2007. Due to the limited trading activity, such transactions may not accurately reflect the actual market value of Bank of Salem common stock.

	Bank of Salem Common Stock
			Cash Dividends
	High	Low	Paid Per Share
2007
Second Quarter	$21.00	$18.68	-0-
First Quarter	$19.00	$17.85	-0-

2006
Fourth Quarter	$18.50	$17.50	$0.25
Third Quarter	$18.25	$17.00	-0-
Second Quarter	$17.50	$17.00	-0-
First Quarter	$17.80	$17.00	-0-

2005
Fourth Quarter	$19.90	$16.25	$1.00
Third Quarter	$19.00	$16.55	-0-
Second Quarter	$19.00	$15.10	-0-
First Quarter	$20.00	$16.00	-0-
          As of ___, 2007, the 3,263,221 outstanding shares of Bank of Salem common stock were held by approximately 154 holders of record.

          Bank of Salem has paid a discretionary cash dividend annually since 1999. The last dividend was $0.25 per share in December 2006. The merger agreement prohibits any cash dividends prior to completion of the merger.
          Recent Stock Price Data. The following table sets forth the closing prices per share for Frontier common stock, as reported on Nasdaq, and the last sale price for Bank of Salem common stock, as reported on the OTC Bulletin Board, and the equivalent pro forma per share price for Bank of Salem common stock on July 24, 2007, the last full trading day prior to the public announcement of the execution of the merger agreement, and on ___, 2007, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this proxy statement/prospectus. Holders of Bank of Salem common stock are urged to obtain current market quotations for shares of Frontier common stock.

	July 24, 2007		__________, 2007
Closing price per share:

Frontier	$20.39		$

Bank of Salem	$18.50		$

Equivalent pro forma price per share of Bank of Salem common stock	$20.19	(1)		$21.00	(2)

(1)	Computed by multiplying the Frontier closing price on July 24, 2007 by the maximum exchange ratio (assuming no options are exercised) of 0.99, which applied as of that date because Frontier’s stock price was less than $21.21. If this limit did not apply, the implied exchange ratio would have been 1.0299. See “The Merger – Merger Consideration.”

(2)	Computed by multiplying the Frontier closing price on ___, 2007 by the ___ shares of Frontier common stock being issued in the merger and dividing the total consideration by the number of shares of Bank of Salem common stock outstanding as of ___, 2007 (___shares).
RISK FACTORS
          In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements” on page 8, you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.
          The merger agreement limits Bank of Salem’s ability to pursue other transactions and provides for payment of termination fees if we do so.
          While the merger agreement is in effect and subject to very narrow exceptions, Bank of Salem and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits Bank of Salem’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If Bank of Salem receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Frontier and the merger agreement is terminated, Bank of Salem would be required to pay a $1,000,000 termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

          You cannot be sure of the number of shares of Frontier common stock that you will receive, because the exchange ratio will fluctuate.
          Upon completion of the merger, each share of Bank of Salem common stock will be converted into merger consideration consisting of shares of Frontier common stock as provided in the merger agreement. The value of the merger consideration to be received by Bank of Salem shareholders is fixed at $21.00 per share based on the market price of Frontier common stock upon completion of the merger. This market price will vary from the price of Frontier common stock on the date the merger was announced, the date that this document is mailed to Bank of Salem shareholders, and the date of the special meeting of Bank of Salem shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.
          Accordingly, at the time of the Bank of Salem special meeting, you will not be able to determine the number of shares of Frontier stock you would receive upon completion of the merger. We urge you to obtain current market quotations for Frontier common stock.
          We may fail to achieve the revenue increases or realize the cost savings we estimate for the merger.
          The success of the merger will depend, in part, on our ability to achieve the revenue increases and realize the estimated cost savings from combining the businesses of Frontier and Bank of Salem. Frontier’s management originally estimated that approximately $735,000 of annual pre-tax (or $480,000 after-tax) cost savings would be realized from the merger in 2008. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of Frontier and Bank of Salem in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine our two companies successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.
          Combining our two companies may be more difficult, costly or time-consuming than we expect.
          Frontier and Bank of Salem have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.
          The market price of Frontier common stock may be affected by factors different from those affecting Bank of Salem common stock.
          Upon completion of the merger, the holders of Bank of Salem common stock will become holders of Frontier common stock. Some of Frontier’s current businesses and markets differ from those of Bank of Salem and, accordingly, the results of operations of Frontier after the merger may be affected by factors different from those currently affecting the results of operations of Bank of Salem. For a discussion of the businesses of Frontier and Bank of Salem and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” on page 55.

          Future results of the combined companies may differ materially from the pro forma financial information presented in this document.
          Future results of the combined company may be materially different from those shown in the unaudited pro forma selected combined financial information (see page 12). We have estimated that the combined company will record approximately $774,000 pre-tax (or $503,000 after-tax) of merger-related expenses. Merger-related expenses consist of change in control, severance and other employee-related payments, investment banking, legal and accounting fees, and costs associated with data conversion. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, those charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled “Pro Forma Condensed Combined Unaudited Financial Information” beginning on page 11.
          Frontier may grow through future acquisitions, which could, in some circumstances, adversely affect net income.
          Frontier anticipates engaging in selected acquisitions of financial institutions and assets in the future. There are risks associated with Frontier’s acquisition strategy that could adversely impact net income. See “Businesses of the Parties to the Merger – Frontier” starting at page 43. These risks include, among others, incorrectly assessing the asset quality of a particular institution being acquired, encountering greater than anticipated costs of incorporating acquired businesses into Frontier, and being unable to profitably deploy funds acquired in an acquisition. Furthermore, we can give you no assurance about the extent to which Frontier will grow through acquisitions.
          Any future acquisitions would be accounted for using the purchase method of accounting. Acquisitions accounted for by the purchase method of accounting may lower the capital ratios of the entities involved. Consequently, in the event that Frontier engages in significant acquisitions accounted for by the purchase method of accounting in the future, Frontier may be required to raise additional capital in order to maintain capital levels required by the Federal Reserve.
          In the future, Frontier may issue capital stock in connection with additional acquisitions. These acquisitions and related issuances of stock may have a dilutive effect on earnings per share and ownership. Frontier does not currently have any definitive understandings or agreements for any acquisitions material to Frontier other than the merger agreement with Bank of Salem.
          Frontier has various anti-takeover measures that could impede a takeover of Frontier.
          Frontier has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Frontier without the approval of Frontier’s board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Frontier common stock. See “Comparison of Shareholders’ Rights” on page 52. The anti-takeover measures include charter provisions providing for, among other things, the board’s authority to issue preferred stock; a “staggered” board of directors; the removal of directors only for “cause”; and restrictions on the calling of special shareholder meetings, the nomination of directors and shareholder proposals.

          Frontier is subject to credit risk, particularly with respect to its high concentration of construction, land development and other real estate loans.
          There are inherent risks associated with Frontier’s lending and trading activities. These risks include, among other things, the impact of changes in interest rates and changes in the economic conditions in the markets where Frontier operates and the customers it serves. Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay outstanding loans or the value of the collateral securing these loans. Frontier is also subject to various laws and regulations that affect its lending activities. Failure to comply with applicable laws and regulations could subject Frontier to regulatory enforcement action that could result in the assessment against Frontier of civil money or other penalties.
          As of December 31, 2006, approximately 84.7% of Frontier’s loan portfolio consisted primarily of loans secured by real estate, including commercial, construction, land development and mortgage loans. Approximately 54.0% of these real estate loans as of December 31, 2006 consisted of real estate construction and land development loans, which generally have a higher degree of risk than long-term financing of existing properties because repayment depends on the completion of the project and usually on the sale of the property. A downturn in the real estate market could increase loan delinquencies, defaults and foreclosures, and significantly impair the value of Frontier’s collateral and its ability to sell the collateral upon foreclosure. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If real estate values decline, it is also more likely that Frontier would be required to increase its allowance for loan losses. If during a period of reduced real estate values Frontier is required to liquidate the property collateralizing a loan to satisfy the debt or to increase the allowance for loan losses, it could materially reduce Frontier’s profitability and adversely affect the company’s financial condition. Although Frontier closely monitors and manages risk concentrations and utilizes various portfolio management practices, Frontier’s loan portfolio contains a number of real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, and an increase in overall nonperforming loans could result in a net loss of earnings, an increase in the provision for probable loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Frontier’s financial condition and results of operations.
          Directors and officers of Bank of Salem have interests in the merger that are in addition to or different than the interests of other shareholders.
          When considering the recommendation of Bank of Salem’s board of directors, you should be aware that some executive officers and directors of Bank of Salem have interests in the merger that are somewhat different from your interests. These arrangements may create potential conflicts of interest. These and certain other additional interests of Bank of Salem’s directors and executive officers may cause some of these persons to view the proposed transaction differently than you view it, as a shareholder. See “The Merger — Interests of Certain Persons in the Merger” beginning on page 30.
THE SPECIAL MEETING
Place, Time and Date
          Bank of Salem’s special meeting of shareholders will be held on November 19, 2007, at 7:00 p.m., at the company’s main office, located at 1995 Commercial Street SE, Salem, Oregon 97302. This proxy statement/prospectus is being sent to holders of Bank of Salem common stock and is accompanied by a form of proxy that is being solicited by the Bank of Salem board of directors for use at the special meeting and any adjournment or postponement thereof.

Purpose
          The purpose of the special meeting is: (i) to consider and vote upon a proposal to approve the merger agreement described herein and (ii) if necessary, to consider and act upon a proposal to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.
Record Date; Shares Entitled to Vote
          The Bank of Salem board of directors has fixed the close of business on October ___, 2007 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of Bank of Salem common stock of record on the record date will be entitled to notice of and to vote at the special meeting. Each share of Bank of Salem common stock will be entitled to one vote. At the record date, there were 3,263,221 shares of Bank of Salem common stock outstanding and entitled to be voted at the special meeting.
Vote Required
          Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bank of Salem common stock. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of Bank of Salem shareholders at the special meeting. Valid proxies that are marked “Abstain,” and proxies without instructions submitted by brokers that are the record owners of shares (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement.
          As of the record date, the directors and executive officers of Bank of Salem and their affiliates owned and have the right to vote an aggregate of 2,110,448 shares of Bank of Salem common stock, which represents 64.7% (excluding shares issuable upon the exercise of outstanding options) of the shares entitled to be voted at the special meeting. Each of the directors and executive officers of Bank of Salem has agreed to vote his or her shares for approval of the merger agreement.
Proxies
          Holders of Bank of Salem common stock may vote either in person or by properly executed proxy. Shares of Bank of Salem common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement. Failure to return the proxy or to vote in person at the special meeting will have the effect of a vote against the merger agreement. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the merger agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, the board of directors of Bank of Salem knows of no such other matters.
          Any proxy may be revoked by the record holder of the shares at any time before it is voted by delivering to the Corporate Secretary of Bank of Salem, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of Bank of Salem common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy. If your shares are held in street name, you must contact your broker if you wish to revoke your proxy or change your vote, and you will not be permitted to revoke your proxy at the meeting.
     The proxies for the special meeting are being solicited on behalf of the board of directors of Bank of Salem. The expense of soliciting proxies for the special meeting will be borne by Bank of Salem. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of Bank of Salem in person or by telephone, facsimile or other means of communication or through the services of a proxy solicitation firm. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold Bank of Salem common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and Bank of Salem will reimburse them for their expenses in doing so.
THE MERGER
     The descriptions in this proxy statement/prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference.
Transaction Structure
     The merger agreement provides for the merger of Bank of Salem with and into Frontier’s subsidiary, Frontier Bank, in which Bank of Salem’s shareholders will receive Frontier common stock for their Bank of Salem common stock, as described below. The separate existence of Bank of Salem will cease upon completion of the merger. After the merger, the branches of Bank of Salem will operate and be known as branches of Frontier Bank.
     The Frontier articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the Frontier bylaws will be the bylaws of the combined company.
Merger Consideration
     The merger agreement provides that as of the effective date of the merger each share of Bank of Salem common stock issued and outstanding as of the effective date will be converted into $21.00 of Frontier common stock, provided the average closing price of Frontier for the ten trading days preceding the third day before closing is between $21.21 and $29.17. If the average price of Frontier drops below $21.21, Bank of Salem shareholders will receive approximately 0.99 shares of Frontier for each share of Bank of Salem common stock, subject to a maximum aggregate number of Frontier shares issued of 3,230,589. If the average price of Frontier exceeds $29.17, Bank of Salem shareholders will receive approximately 0.72 shares of Frontier for each share of Bank of Salem, or a minimum number of Frontier shares issued of 2,349,519. Options to purchase Bank of Salem’s common stock will be converted to the right to receive cash in the amount of the difference between the per share merger consideration and the exercise price per share of such options. Based upon the price range of Frontier stock between $21.21 and $29.17, the total value of the stock consideration and options is approximately $68.2 million. In our discussion we refer to the number of shares of Frontier common stock to be received for each share of Bank of Salem common stock being converted into Frontier stock as the “exchange ratio”.

     The number of shares of Frontier common stock to be exchanged for each share of Bank of Salem common stock will fluctuate during the period up to and including the completion of the merger. Based on the $24.95 closing price of Frontier common stock on September 18, 2007, the exchange ratio was 0.84.
     If, between the date of the merger agreement and the effective date of the merger, the shares of Frontier common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the exchange ratio.
     No fractional shares of Frontier common stock will be issued to any holder of Bank of Salem common stock in the merger. For each fractional share that would otherwise be issued, Frontier will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Frontier common stock on the Nasdaq Global Select Market™ for the five trading days prior to the effective date of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Frontier common stock.
     Letter of Transmittal. Soon after the completion of the merger, Frontier will send a letter of transmittal to each person who was a Bank of Salem shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of Bank of Salem common stock in exchange for the Frontier shares the holder is entitled to receive under the merger agreement based on the exchange ratio.
     All shares of Frontier common stock issued to the holders of Bank of Salem common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your Bank of Salem stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Frontier common stock into which any of your shares may have been converted. When you surrender your certificates, Frontier will pay any unpaid dividends or other distributions, as well as any cash for fractional shares, without interest. After the effective date, there will be no transfers on the stock transfer books of Bank of Salem of any shares of Bank of Salem common stock. If certificates representing shares of Bank of Salem common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of Bank of Salem common stock represented by those certificates shall have been converted.
     If a certificate for Bank of Salem common stock has been lost, stolen or destroyed, Frontier will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Frontier, and appropriate and customary identification.
Bank of Salem Options
     Bank of Salem had employee and director stock options outstanding for 52,059 shares of Bank of Salem common stock as of July 25, 2007, the date of the merger agreement, of which ___ have been exercised and ___ remain outstanding as of the date of this proxy statement, all of which will be 100% vested and exercisable upon the completion of the merger. See “—Interests of Certain Persons in the Merger—Stock Options” at page ___, for information about the exercise prices, and implied values resulting from the merger, of options held by the directors and executive officers of Bank of Salem.

Effective Date of the Merger
     Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated in the fourth quarter of 2007. Either Frontier or Bank of Salem may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before March 31, 2008.
Background of the Merger
     The Bank of Salem board of directors has from time to time in recent years engaged with senior management in strategic reviews and considered ways to enhance its company’s financial performance and business prospects. These reviews have included discussions of developments in the financial services industry, the competitive landscape and the ongoing consolidation in financial services. Periodically, the Bank of Salem board has considered the potential benefits and risks of business combinations with other financial institutions based on their lines of business, geographic locations and management and employee cultures.
     Bank of Salem’s board and senior management similarly evaluate the business climate and periodically consider combination transactions with third parties as possible strategies to maximize shareholder value.
     Bank of Salem’s CEO, Jon R. Johnson contacted Frontier’s CEO, John J. Dickson about whether Frontier would be interested in exploring a potential merger transaction with Bank of Salem soon after the Northwest Financial Services Conference sponsored by D.A. Davidson & Co. in Seattle on May 9, 2007.
     On June 13, 2007, Bank of Salem’s chairman, P.C. Vrontakis and Jon R. Johnson met with Frontier’s CEO, John J. Dickson, to discuss the transaction.
     On June 18, 2007, Frontier sent a letter of intent to Bank of Salem’s CEO, Jon R. Johnson, with a proposed term sheet for the merger. Frontier proposed an all stock transaction with a fixed exchange rate of 0.90 Frontier shares for each share of Bank of Salem.
     On June 19, 2007, McAdams Wright Ragen discussed the revisions requested by Bank of Salem’s board. After that discussion, Bank of Salem and Frontier executed a term sheet that embodied the revised principal terms of the merger as contemplated by Bank of Salem’s board. The board authorized management to retain McAdams Wright Ragen to advise the board on pricing and terms, and provide a fairness opinion.
     On June 19, 2007, Bank of Salem’s board held a meeting to discuss Frontier’s offer. The board authorized Messrs. Vrontakis and Johnson to pursue a transaction with Frontier, subject to certain modifications to the term sheet, including a fixed price based on the market price of Frontier’s stock as of June 18 (the date of its proposal) and a floating exchange ratio.
     Mr. Dickson accepted the revised terms in his letter to Mr. Johnson dated July 16, 2007.
     During the period from July 2 to July 12, 2007, Bank of Salem, Frontier and their respective legal counsels conducted due diligence.

     Between July 3 and July 24, 2007, Bank of Salem, Frontier and their respective legal counsel negotiated the terms of the merger agreement.
     On July 24, Bank of Salem’s board met to consider the terms of the merger with Frontier as set forth in the merger agreement. The board of directors discussed, among other things, their fiduciary duty to Bank of Salem shareholders, questions about the definitive agreement, the price to be received by the shareholders, the termination fee, the current stock price of Frontier and its dividend history, and the alternatives available to Bank of Salem, its shareholders, employees and customers. Also discussed were the reasons for completing the merger and the implications to Bank of Salem if the bank continued without merging with Frontier. The board of directors took into consideration the presentation made by McAdams Wright Ragen and its opinion that the price was fair from a financial point of view.
     On July 25, Bank of Salem’s board met again to discuss further questions and concerns about the merger and the merger agreement. The board also considered and approved a special bonus of $241,478 to its chairman, P.C. Vrontakis, in recognition of his efforts to negotiate the merger, as well as his successful leadership of the bank from its inception. See “Interests of Certain Persons in the Merger.” The board then voted unanimously to approve the merger.
     Bank of Salem and Frontier executed the merger agreement and related documents on the afternoon of July 25. Immediately following, the parties issued a joint press release announcing the execution of the merger agreement.
Reasons of Bank of Salem for the Merger
     The Bank of Salem board of directors believes the merger is in the best interests of Bank of Salem and the Bank of Salem shareholders. The Bank of Salem board unanimously recommends that Bank of Salem shareholders vote for the approval of the merger agreement and the consummation of the transactions contemplated by that agreement.
     In reaching its determination to adopt the merger agreement, the Bank of Salem board consulted with Bank of Salem’s management and its financial and legal advisors, and considered a number of factors. Following is a description of the material factors that the Bank of Salem board believes favor the merger:
•	the Bank of Salem board’s assessment of the business, operations, capital level, asset quality, financial condition and earnings of Frontier on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings. This assessment was based in part on presentations by McAdams Wright Ragen Incorporated, Bank of Salem’s financial advisor, and its management and the results of the due diligence investigation of Frontier conducted by Bank of Salem’s management and financial and legal advisors;

•	the historical stock price performance and liquidity of Frontier common stock, and the resulting relative interests of Bank of Salem shareholders and Frontier shareholders in the common equity of the combined company;

•	the value to be received by holders of Bank of Salem common stock pursuant to the merger agreement in relation to the historical trading prices of Bank of Salem common stock, as compared to other similar transactions of a comparable nature in the view of the board’s financial advisor;

•	the financial and growth prospects for Bank of Salem and its shareholders of a business combination with Frontier as compared to continuing to operate as a stand-alone entity;

•	the information presented by McAdams Wright Ragen to the Bank of Salem board with respect to the merger and the opinion of McAdams Wright Ragen that, as of the date of that opinion, the merger consideration was fair to the holders of Bank of Salem common stock from a financial point of view (see “—Opinion of Bank of Salem’s Financial Advisor” on page 26);

•	the Bank of Salem board’s belief that the two banks share a common vision of the importance of customer service and local decision-making and that management and employees of Bank of Salem and Frontier possess complementary skills and expertise;

•	Frontier’s history of paying regular quarterly cash dividends on its common stock (see “Pro Forma Condensed Combined Unaudited Financial Data – Per Common Share Data” on page 14);

•	the current and prospective economic and competitive environment facing the financial services industry generally, and Bank of Salem in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Bank of Salem;

•	the benefits to Bank of Salem and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources to remain competitive over the long term and be able to capitalize on technological developments which significantly impact industry competitive conditions;

•	the employee benefits to be provided to Bank of Salem employees and career opportunities in a larger organization;

•	the expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code (see “—Certain Federal Income Tax Consequences” on page 31);

•	the likelihood of being able to effectively complete the merger; and

•	the Bank of Salem board’s assessment, with the assistance of counsel, concerning the likelihood that Frontier would obtain all regulatory approvals required for the merger.
     In the course of its deliberations regarding the merger, the Bank of Salem board also considered the following information that the Bank of Salem board determined did not outweigh the benefits to Bank of Salem and its shareholders expected to be generated by the merger:
•	that the directors and officers of Bank of Salem have interests in the merger in addition to their interests generally as Bank of Salem shareholders (see “—Interests of Certain Persons in the Merger” on page 30); and

•	the effect of a termination fee of $1,000,000 in favor of Frontier, including the risk that the termination fee might discourage third parties from offering to acquire Bank of Salem by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to Frontier’s willingness to enter into the merger agreement.
     The Bank of Salem board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

Reasons of Frontier for the Merger
     The merger with Bank of Salem will allow Frontier to expand its commercial banking franchise into the state of Oregon and into the Salem and Portland metropolitan areas in particular. This is consistent with Frontier’s strategy to expand into major business communities along the Interstate 5 corridor. See “Businesses of the Parties to the Merger – Frontier – Business Strategy” at page 45. Frontier and Bank of Salem share similar customer banking strategies and philosophies and have compatible deposit and loan products.
     In approving the merger agreement, Frontier’s board of directors also considered, among other things:
•	the expectation that the transaction will be accretive to Frontier’s earnings per share for 2008;

•	information concerning the financial performance and condition, business operations, capital level and asset quality of Bank of Salem and projected results and prospects of Frontier and Bank of Salem on a combined basis, including anticipated revenue increases and cost savings;

•	the terms of the merger agreement, including the mutual covenants and conditions and the circumstances under which Frontier would receive or pay a termination fee; and

•	the likelihood of obtaining the regulatory approvals required to consummate the merger.
Opinion of Bank of Salem’s Financial Advisor
     McAdams Wright has delivered a written opinion to the Bank of Salem Board to the effect that, as of the date of this proxy statement/prospectus, the consideration to be received by holders of Bank of Salem common stock pursuant to the terms of the merger agreement is fair to the Bank of Salem shareholders from a financial point of view. Frontier and Bank of Salem determined the purchase price of $21.00 for each Bank of Salem share through negotiations. Based on the number of shares and options outstanding for Bank of Salem as of July 25, 2007 and the 10-day average of the closing stock price of Frontier for the period of July 9, 2007 through July 20, 2007, the total purchase price is $68,868,107 or $21.00 per share. The McAdams Wright opinion is directed only to the fairness, from a financial point of view, of the consideration to be received and does not constitute a recommendation to any Bank of Salem stockholder as to how such shareholder should vote at the Bank of Salem special meeting.
     Bank of Salem retained McAdams Wright as its exclusive financial advisor pursuant to an engagement letter dated June 27, 2007 in connection with the merger. McAdams Wright is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The Bank of Salem board of directors selected McAdams Wright to act as Bank of Salem’s exclusive financial advisor based on McAdams Wright’s experience in mergers and acquisitions and in securities valuation generally.
     On July 24, 2007, McAdams Wright issued its opinion to the Bank of Salem board of directors that, in its opinion as investment bankers, the terms of the merger as provided in the merger agreement are fair, from a financial view point, to Bank of Salem and its shareholders. The full text of the McAdams Wright opinion, which sets forth the assumptions made, matters considered, and limits on its review, is attached hereto as Appendix C. The summary of the McAdams Wright opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Bank of Salem shareholders are urged to read the entire McAdams Wright opinion.

     In rendering its opinion to Bank of Salem, McAdams Wright reviewed, among other things, historical financial data of Bank of Salem, certain internal financial data and assumptions of Bank of Salem prepared for financial planning and budgeting purposes furnished by the management of Bank of Salem and, to the extent publicly available, the financial terms of certain change of control transactions involving Northwest community banks. McAdams Wright discussed with the management of Bank of Salem the financial condition, current operating results, and business outlook for Bank of Salem. McAdams Wright also reviewed certain publicly available information concerning Frontier and certain financial and securities data of Frontier. McAdams Wright discussed with Bank of Salem’s management the financial condition, the current operating results, and business outlook for Bank of Salem and Bank of Salem’s plans relating to Frontier. In rendering its opinion, McAdams Wright relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Frontier or Bank of Salem nor was it furnished any such appraisals. Bank of Salem did not impose any limitations on the scope of the McAdams Wright investigation in arriving at its opinion.
     McAdams Wright analyzed the total purchase price on a fair market value basis using standard evaluation techniques described below, including the cost approach (or net asset value analysis), the market value approach (or comparable sales multiples), the relative contribution analysis, the earnings per share accretion analysis, and the income approach (or net present value analysis) based on certain assumptions of projected growth of earnings and dividends and a range of discount rates from 16% to 18%.
     COST: The cost approach is based on the net asset value or the net equity of a bank, including adjustments for every kind of property on the balance sheet that can be valued. This approach normally assumes the liquidation on the date of appraisal with the recognition of the investment securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best evaluation approach when valuing a going concern because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing market prices and yields (which is often of limited accuracy due to the lack of readily available data), it still results in a liquidation value. In addition, since this approach fails to account for the values attributable to the going concern such as the interrelationship among Bank of Salem’s assets and liabilities, customer relations, market presence, image and reputation, staff expertise and depth, little weight is given by McAdams Wright Ragen to the net asset value approach to valuation.
     MARKET VALUE: Market value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the average price to stockholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of control of a bank is determined by previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, the market value approach deserves greater weighting than the asset value approach and similar weighting as the investment value approach as discussed below.
     McAdams Wright maintains a comprehensive database concerning prices paid for banking institutions in the Northwest, particularly Oregon, Washington, Idaho and Montana banking institutions, during 2003 through 2007. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of Bank of Salem, McAdams Wright has considered the market approach and has evaluated price to stockholders’ equity and price to earnings multiples and the price to total assets percentage for four samples; sample one is thirty-eight Oregon, Washington, Idaho, and Montana bank transactions occurring in 2003-2007. Sample two is twenty-four Western Washington and Western Oregon transactions occurring in 2003-2007. Sample three is fourteen banks along the Interstate 5 corridor in Western Washington and Western Oregon with total assets below $500 million that announced mergers in the period of 2003 through June 2007. Sample four is twenty bank transactions with purchase prices comprised of stock only or cash and stock mixed occurring throughout the United States with total assets equal to or below $250 million with announcements in 2007.
     Comparable Sales Multiples. McAdams Wright Ragen calculated the estimated purchase price per share for these four samples for each purchase price ratio using the appropriate Bank of Salem financial data for the expected effective time. This simplification enables direct comparisons between the proposed Bank of Salem-Frontier transaction and the results of the four samples. Then the $21.00 price per share for the proposed Bank of Salem-Frontier transaction is compared to these estimated purchase prices per share for the four samples. The results are shown below:

Sample One-38 Transactions		Sample Two-24 Transactions
Financial Ratio	Price per share	Financial Ratio	Price per share
Price to Book Value	$20.13	Price to Book Value	$20.63

Price to Earnings	$31.82	Price to Earnings	$32.74

Price to Total Assets	$14.19	Price to Total Assets	$15.99

Sample Three-14 Transactions		Sample Four-20 Transactions
Financial Ratio	Price per share	Financial Ratio	Price per share
Price to Book Value	$20.63	Price to Book Value	$17.94

Price to Earnings	$32.86	Price to Earnings	$33.12

Price to Total Assets	$15.99	Price to Total Assets	$16.98
     The results for sample one reflect data on all Northwest-based bank and thrift transactions from January 1, 2003 through 2007 year to date. The proposed purchase price of $21.00 is above those derived from the price to book value and the price to total assets ratios and below the price to earnings ratio. Perhaps, a better comparison is sample two with bank mergers involving banks in Western Washington and Western Oregon. The proposed $21.00 purchase price per share compares favorably with those derived from the price to book value and price to total assets ratios, but unfavorably with the price to earnings ratio. Similar to samples one and two, the results for samples three and four show that the proposed purchase price of $21.00 per share was above those calculated for the price to book value and price to total assets ratios and below those for the price to earnings ratio. These results provide a mixed indication of fairness.
     RELATIVE CONTRIBUTION: Relative contribution analysis involves certain historical and estimated financial information for Bank of Salem and Frontier and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions of each company to the indicated values to the combined company as of March 31, 2007.

Percentage of Combined	Frontier	Bank of Salem
Trailing 12 Months Net Income	93.5%	6.5%
Total Assets	94.0%	6.0%
Total Deposits	93.4%	6.6%
Stockholders’ Equity	93.7%	6.3%
     The proposed transaction has Bank of Salem shareholders receiving 6.5% of Frontier’s market capitalization based on the Frontier closing stock price at July 5, 2007. The percentage of stockholders’ equity of 6.3% compares favorably with 6.5%. Using the 6.3% result to calculate a price per share value for Bank of Salem, the value is $20.59 per share, a price that is lower than the $21.00 that Frontier is offering Bank of Salem shareholders. This result is an indication of fairness.
     EARNINGS PER SHARE ACCRETION: Earnings per share accretion analysis is the review of earnings per share calculations for the first year after the closing of the merger. Using the 2008 calculations for Bank of Salem and Frontier, estimates of the revenue enhancement and cost reductions that can reasonably be attained, information all provided by the management of Bank of Salem and Frontier, the comparison of stand-alone earnings per share and adjusted earnings per share shows that the adjusted earnings per share is $0.008 lower than the expected earnings per share. A calculation of .50% accretion to earnings per share yields a total amount of $58,400,000 (or a price per share of $17.90). The proposed purchase price of $21.00 compares favorably with $17.90.
     INCOME: The income approach is sometimes referred to as the net present value or earnings analysis. One investment value method frequently used estimates the present value of an institution’s future earnings or cash flow that is discussed below.
     Net Present Value Analysis. The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earning stream over a period of time of not less than five years and the residual or terminal value of the earnings stream after five years, using Bank of Salem’s estimates of future growth and an appropriate capitalization or discount rate. McAdams Wright Ragen’s calculations were based on an analysis of the banking industry, Bank of Salem’s earnings estimates for 2007-2011, historical levels of growth and earnings, and the competitive situation in the market area of Bank of Salem. Using discount rates of 18% and 16%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the “net present value of future earnings” provided a range of $20.75 to $23.97 per share. The proposed purchase price of $21.00 falls in between this range, providing another indication of fairness.
     When the cost, market value, relative contribution, earnings per share accretion and income approaches are subjectively weighed, using the appraiser’s experience and judgment, it is McAdams Wright Ragen’s opinion that the proposed transaction is fair, from a financial point of view to the Bank of Salem shareholders.
     Under the terms of the engagement letter between Bank of Salem and McAdams Wright, Bank of Salem has agreed to pay McAdams Wright a fee of $25,000 for this fairness opinion. In addition, Bank of Salem has agreed to reimburse McAdams Wright for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify McAdams Wright against certain liabilities. During the two years preceding the date of the engagement letter, McAdams Wright had no other contractual relationship with Bank of Salem.

Interests of Certain Persons in the Merger
     Stock Ownership. The directors, executive officers and principal shareholders of Bank of Salem, together with their affiliates, beneficially owned (assuming the exercise of their outstanding options), as of the record date for the special meeting, a total of 2,146,138 shares of Bank of Salem common stock representing 64.7% of all outstanding shares of Bank of Salem common stock and options to purchase Bank of Salem common stock which may be immediately exercisable on the effective date of the merger. The directors and executive officers of Bank of Salem will receive the same consideration in the merger for their shares as the other shareholders of Bank of Salem, plus cash for the value of their outstanding options. None of the directors or executive officers of Bank of Salem has indicated that he or she has any plans to exercise his or her options prior to the completion of the merger. Various members of Bank of Salem’s management and the Bank of Salem board have other interests in the merger, as described below, that are in addition to their interests as Bank of Salem shareholders. The Bank of Salem board is aware of those interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.
     Stock Options. At the effective date of the merger, Bank of Salem options to purchase Bank of Salem common stock held by each Bank of Salem employee and each Bank of Salem director will be cashed out. As of the date of this proxy statement/prospectus, the officers and other employees of Bank of Salem held options to acquire a total of 42,504 shares of Bank of Salem common stock and the non-employee directors of Bank of Salem held options acquire a total of 9,555 shares of Bank of Salem common stock. The total amount payable with respect to such options (net of the exercise prices payable by the optionholders) is estimated at $338,000. All the Bank of Salem options will be immediately and fully exercisable as a result of the merger.
     Bank of Salem Change in Control Obligations. Bank of Salem is a party to change of control agreements with its president and chief executive officer, Jon R. Johnson, and its executive vice president and chief lending officer, Larry A. Johnson, which generally provide for change of control payments equal to two times their annual salary from Bank of Salem for the year prior to the effective date of the merger. Bank of Salem has also entered into a change of control agreement with David DeSemple, its chief operating officer, which provides for a change of control payment equal to one times his annual salary received from Bank of Salem for the year prior to the effective date of the merger. The estimated aggregate cash payment payable by Bank of Salem under these agreements upon completion of the merger is approximately $471,000. As a condition to entering into the merger agreement, Frontier required Messrs. Johnson, Johnson and DeSemple to enter into noncompetition and nonsolicitation agreements with Frontier effective as of the completion of the merger, which prohibit them from competing with Frontier, or soliciting the employees, customers and vendors of Frontier for a period of two years (one for Mr. DeSemple, and not if he is terminated by Frontier without cause) after the effective date of the merger. These agreements also amended the executives’ change of control agreements to provide for 50% of their change of control payments to be paid upon the effective date of the merger, and the balance within 30 days after the first anniversary of the effective date of the merger if the executive is still employed by Frontier, was terminated by Frontier without cause, or resigned for good reason. Frontier does not intend to enter into any other written employment, severance, change of control or similar agreements with the executive officers or directors of Bank of Salem.
     In addition, Bank of Salem’s board of directors, at the time it approved the merger, also approved the payment of a special bonus of $241,478 to the chairman, P.C. Vrontakis, for his principal role in finding and negotiating the merger with Frontier. The special bonus is contingent on closing of the merger and payable 50% at closing and 50% in January 2008. Mr. Vrontakis will also continue to receive $24,000 per year from Frontier after the merger, pursuant to the 1992 salary continuation agreement entered into with Bank of Salem when he was CEO.

     Insurance. Frontier has agreed to cause the persons serving as officers and directors of Bank of Salem immediately prior to the effective date of the merger to be covered by the current policies of the directors and officers liability insurance maintained by Bank of Salem (or at Frontier’s option, by its own insurance policy) for a period of three years after the effective date of the merger with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date.
     Certain Employee Matters. The merger agreement contains certain agreements of the parties with respect to various employee matters, which are briefly described below.
     As soon as administratively practicable after the effective time of the merger, Frontier will take all reasonable action so that employees of Bank of Salem will be entitled to participate in the Frontier employee benefit plans of general applicability to the same extent as similarly-situated employees of Frontier and its subsidiaries, provided that coverage shall be continued under the corresponding benefit plans of Bank of Salem until such employees are permitted to participate in the Frontier benefit plans. For purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (other than for purposes of accrual of benefits under any such plan or vesting under Frontier’s 2006 Stock Incentive Plan), under the Frontier employee benefit plans, Frontier will recognize years of service with Bank of Salem to the same extent as such service was credited for such purpose by Bank of Salem.
     On or before the effective time of the merger, the board of directors of Bank of Salem will adopt resolutions necessary to terminate Bank of Salem’s 401(k) Plan. The Plan will be terminated on or after the effective time, and participants in the Plan who become employees of Frontier or Frontier Bank will be permitted, subject to the terms of the Plan, to roll over such distributions to Frontier’s 401(k) Plan.
     At and following the effective time of the merger, Frontier will honor and will be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Bank of Salem and current and former directors of Bank of Salem existing as of the effective date of the merger, as well as all employment, severance, deferred compensation, supplemental retirement or change in control agreements, plans or policies of Bank of Salem.
Certain Federal Income Tax Consequences
     The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of Bank of Salem common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.
     This discussion assumes that the Bank of Salem shareholders hold their shares of Bank of Salem common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to Bank of Salem shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:
•	financial institutions, mutual funds or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	Bank of Salem shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code; or

•	Bank of Salem shareholders who received their Bank of Salem common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
     Consummation of the merger is conditioned upon the receipt by Bank of Salem of the opinion of Keller Rohrback L.L.P., counsel to Frontier, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither Bank of Salem nor Frontier intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.
     Assuming the facts as set forth in the opinion referred to above occur, the United States federal income tax consequences of the merger to a holder generally will be as described below.
     Exchange Solely for Frontier Common Stock. If pursuant to the merger a holder exchanges all of his or her shares of Bank of Salem common stock solely for shares of Frontier common stock, that holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Frontier common stock (as discussed below). The aggregate adjusted tax basis of the shares of Frontier common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of Bank of Salem common stock surrendered for the Frontier common stock (reduced by the tax basis allocable to any fractional share of Bank of Salem common stock for which cash is received), and the holding period of the Frontier common stock will include the period during which the shares of Bank of Salem common stock were held. If a holder has differing basis or holding periods in respect of his or her shares of Bank of Salem common stock, the holder should consult his or her tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Frontier common stock received in the exchange.
     Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Frontier common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of Bank of Salem common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Bank of Salem common stock is more than one year.
     Dissenting Shareholders. Holders of Bank of Salem common stock who dissent with respect to the merger as discussed in “Dissenters’ Rights” on page 39 of this proxy statement/prospectus, and who receive cash in respect of their shares of Bank of Salem common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

     Backup Withholding. Non-corporate shareholders of Bank of Salem may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:
•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.
     Reporting Requirements. Shareholders who receive Frontier common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. Bank of Salem’s shareholders will be responsible for the preparation of their own tax returns.
     This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to a Bank of Salem shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger.
Conduct of Bank of Salem’s Business Pending the Merger
     Bank of Salem has agreed in the merger agreement to operate its businesses in the usual, regular and ordinary course and to use its best efforts to preserve its business relationships and to retain key employees. The merger agreement provides that, except with the written consent of Frontier, Bank of Salem may not:
•	amend its articles of incorporation or bylaws;

•	issue any additional shares of capital stock (except upon the exercise of outstanding options), options, warrants or other stock-based compensation rights;

•	dispose of or discontinue any of its assets, businesses or properties that are material to Bank of Salem or exceed $25,000 in value;

•	merge, consolidate with, or acquire any business or property of any other party that is material to Bank of Salem;

•	repurchase any of its capital stock, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend on Bank of Salem common stock;

•	incur any additional debt except in the ordinary course of business;

•	increase compensation, pay bonuses or enter into severance arrangements;

•	amend any existing employment contract with any person or enter into any new employment contract;

•	adopt any new employee benefit plan or make any material change to an existing employee benefit plan;

•	make any capital expenditures exceeding $100,000 individually or $500,000 in the aggregate;

•	enter into, renew, terminate or change any material contract, agreement or lease;

•	settle any litigation involving more than $25,000 or that results in any material restrictions on Bank of Salem’s operations;

•	extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, except that Bank of Salem shall not, without prior notice to and consultation with Frontier’s chief executive officer, make any new loan or renew any existing loan in excess of $500,000; or

•	change its lending, investment, liability management or other material banking policies in any material respect.
Board of Directors’ Covenant to Recommend the Merger Agreement
     Pursuant to the merger agreement and subject to the exercise of its fiduciary duties under applicable law, including the termination and other provisions described below for an unsolicited superior proposal (see “—Termination of the Merger Agreement”), Bank of Salem’s board of directors has agreed to recommend that Bank of Salem shareholders approve the merger agreement and the transactions contemplated thereby and such other matters as may be submitted to its shareholders in connection with the merger agreement and, unless the merger agreement has been terminated as described below, to use its reasonable best efforts to solicit and obtain votes of the holders of Salem common stock in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement.
Conditions to the Completion of the Merger
     Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.
     The respective obligations of Frontier and Bank of Salem to complete the merger are subject to the following conditions:
•	approval of the merger agreement by two-thirds majority vote of all outstanding shares of Bank of Salem common stock at the special meeting of Bank of Salem’s shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any pending or threatened claim, action, or investigation before a court or governmental agency that threatens to prevent the completion of the merger;

•	the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

•	effectiveness of the registration statement for the Frontier shares to be issued in the merger;

•	approval by the Nasdaq Global Select Market™ of listing of the shares of Frontier common stock to be issued in the merger;

•	accuracy of the other party’s representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a “material adverse effect” on the party making those representations and warranties (see “—Representations and Warranties” below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

•	that there be no change or threatened change relative to: (a) the business, property, assets (including loan portfolio), liabilities, financial or other condition of Bank of Salem or Frontier (unless due to changes in banking regulations, accepted accounting principles, or general economic conditions, or acts approved by the other party) which is reasonably likely, individually or in the aggregate, to have a material adverse effect on such business, or (b) the ability of each party to complete the transaction, in the period from execution of the merger agreement to the effective date of the transaction;

•	the receipt by Bank of Salem and Frontier of an opinion of Frontier’s counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.
     The obligations of Frontier under the merger agreement are subject to the following conditions:
•	receipt by Frontier of agreements from each affiliate of Bank of Salem relating to restrictions on disposition of Frontier shares received by such affiliates;

•	the number of shares of Bank of Salem common stock for which dissenters’ rights of appraisal are perfected as of the effective date or payable in cash for fractional shares shall not exceed 10% of the outstanding shares;

•	receipt of voting agreements from each director and executive officer of Bank of Salem;

•	receipt of noncompetition and nonsolicitation agreements from each director of Bank of Salem, including Messrs. Johnson and Johnson, and from another executive officer, David DeSemple; and

•	merger-related expenses of Bank of Salem do not exceed $950,000.
     The obligations of Bank of Salem under the merger agreement are subject to the following conditions:
•	Bank of Salem’s financial advisor shall not have withdrawn its fairness opinion; and

•	nothing shall have come to Bank of Salem’s attention to cause it to have a reasonable belief that the merger will not be treated as a reorganization within the meaning of section 368(a) of the Code.
Representations and Warranties
     Each of Bank of Salem and Frontier has made representations and warranties to the other in the merger agreement as to, among other things:
•	corporate organization, existence and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	SEC and regulatory filings;

•	accuracy of financial statements;

•	absence of any undisclosed liabilities;

•	loan portfolio;

•	tax treatment of the merger;

•	agreements with regulatory agencies and regulatory approvals;

•	absence of legal proceedings and regulatory actions; and

•	tax matters.
     Bank of Salem has also made representations and warranties to Frontier with respect to real estate and personal property, environmental matters, fees payable to financial advisors in connection with the merger, inapplicability of state anti-takeover laws, loan classification and loss allowances, insurance, material contracts and leases, employee benefit plans, and the receipt of a fairness opinion.
No Solicitation by Bank of Salem
     Bank of Salem has agreed that it will not solicit, authorize, encourage or facilitate any inquiries with respect to any:
•	tender offer;

•	any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving Bank of Salem; or

•	any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, Bank of Salem.
     In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an “acquisition proposal.”
     Bank of Salem, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if Bank of Salem’s board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, that the proposal or offer would reasonably be expected to result in a transaction that is:
•	for either (A) a merger, reorganization or similar transaction involving Bank of Salem, (B) a sale, transfer or other disposition of at least 25% of the assets of Bank of Salem, or (C) the acquisition by a person of beneficial ownership of 25% or more of Bank of Salem’s common stock;

•	more favorable to Bank of Salem shareholders from a financial point of view than the transaction contemplated by the merger agreement with Frontier; and

•	reasonably capable of being completed.
     In our discussion we refer to any offer or proposal described above as a “superior proposal.” Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, Bank of Salem must execute a confidentiality agreement with the other party and Bank of Salem’s board must promptly notify Frontier of the other party’s proposal, any information requested from, and any such discussions or negotiations sought to be initiated or continued with, Bank of Salem.
Regulatory Approvals Required for the Merger
     Frontier and Bank of Salem have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Deposit Insurance Corporation (FDIC), the Washington Department of Financial Institutions and the Oregon Department of Consumer and Business Services. We filed applications with the FDIC, the Department of Financial Institutions and the Department of Consumer and Business Services seeking such approvals on September ___, 2007. The merger cannot proceed in the absence of these regulatory approvals. Although Frontier and Bank of Salem expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.
     Frontier and Bank of Salem are not aware of any other material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.
     Bank Merger Act Approval. The merger of Bank of Salem into Frontier Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (FDIC) pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the “BMA”) requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 (“CRA”) in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.
     Oregon Department of Consumer and Business Services. The Oregon Department of Consumer and Business Services must approve the change of control of Bank of Salem. Under the Oregon Bank Act, an Oregon bank, to be acquired by an out-of-state bank or bank holding company like Frontier, must have been in existence and engaged in the business of banking in Oregon for not less than three years, and the laws of the home state must also allow an Oregon bank to acquire a bank in the home state upon similar terms and conditions. Washington permits an out-of-state bank to acquire a Washington bank, and Bank of Salem has engaged in the banking business in the state of Oregon for more than three years. Consequently, both of these conditions can be met for the contemplated merger of Bank of Salem with and into Frontier Bank.
     Washington Department of Financial Institutions. The Washington Department of Financial Institutions must also approve the merger of Bank of Salem into Frontier Bank.
     The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transaction.
     The merger agreement provides that if the merger has not been consummated on or before March 31, 2008, and Frontier and Bank of Salem have not agreed upon an extension, the merger agreement may be terminated, subject to certain conditions, by Frontier or Bank of Salem. Since there is the possibility that regulatory approval may not be obtained for a substantial period of time after approval of the merger agreement by Bank of Salem’s shareholders, there can be no assurance that the merger will be consummated by March 31, 2008. In addition, should regulatory approval require any material change, a resolicitation of shareholders may be required if regulatory approval is obtained after shareholder approval of the merger agreement.
     Frontier and Bank of Salem are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Frontier and Bank of Salem intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.
     The merger cannot be completed unless all necessary regulatory approvals are granted. In addition, Frontier may elect not to complete the merger if any condition under which any regulatory approval is granted is unreasonably burdensome to Frontier. See “The Merger—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement.”

Dissenters’ Rights
     Under Oregon law, shareholders who dissent from a proposed bank merger are entitled to the fair value of their shares under ORS 711.175 to ORS 711.185 of the Oregon Bank Act. Copies of these statutes are attached as Appendix B.
     In order to perfect his or her dissenters’ rights, a shareholder must notify Bank of Salem at or before the shareholder meeting that he or she is dissenting as to all shares of Bank of Salem he or she beneficially owns or vote against the merger. Shareholders beneficially owning stock held by a fiduciary or a nominee (such as a securities dealer, broker, or trustee or administrator of a retirement savings plan) and wishing to dissent must consult with that fiduciary or nominee and Bank of Salem in advance of the meeting regarding procedures for exercising dissenters’ rights with respect to such shares. Shareholders holding shares through fiduciaries or nominees may not be entitled to exercise dissenters’ rights directly.
     If the merger is approved, then within 30 days after the special meeting any dissenting shareholder who desires to receive the value in cash or his or her shares must make written demand on Bank of Salem or Frontier and surrender his or her stock certificates, properly endorsed for transfer. Any dissenting shareholder who fails to make such written demand within the 30 day period, will be bound by the terms of the merger agreement.
     Within 30 days after the effective date of the merger, dissenting shareholders will receive from Frontier, as the surviving company, an acknowledgement of their dissent with a written offer to pay cash for the fair value of those shares as determined by Frontier. If a shareholder notifies Frontier in writing that he or she accepts the offer, Frontier will pay the fair value to the shareholder within 30 days after receiving the acceptance. If a shareholder declines Frontier’s offer, the Oregon Department of Consumer and Business Services will appoint an appraiser, who will make a final determination of fair value. Within 30 days after receiving notice of the appraiser’s valuation, Frontier must pay the dissenting Bank of Salem shareholders in accordance with the valuation. The costs of appraisal would be shared by Frontier and the dissenting shareholders unless the appraised value differs by more than 15% from Frontier’s initial offer to dissenters. If Frontier’s offer was less than the appraiser’s valuation by more than 15%, Frontier would be required to pay the entire cost of valuation. If Frontier’s offer was more than the appraiser’s valuation by more than 15%, the dissenting shareholder who did not accept Frontier’s initial offer would bear the entire cost of the valuation.
     In view of the complexity of Chapter 711 of the Oregon Bank Act and the requirement that shareholders must strictly comply with the provisions of Chapter 711 of the Oregon Bank Act, shareholders of Bank of Salem who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.
Termination of the Merger Agreement
     General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Bank of Salem, in any of the following ways:
•	by mutual consent of Frontier and Bank of Salem;

•	by either Frontier or Bank of Salem, 60 days after the date on which any application for a required regulatory approval is denied (or should any required approval be conditioned upon a substantial deviation from the transactions contemplated), unless such denial is appealed within 14 business days;

•	by either Frontier or Bank of Salem, if the merger is not completed on or before March 31, 2008, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its obligations contained in the merger agreement;

•	by either Frontier or Bank of Salem, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•	by either Frontier or Bank of Salem if an event occurs between execution of the merger agreement and the effective date of the merger that has an adverse material effect on the business of the other party unrelated to changes in the banking industry, the general economy, accounting principles, or actions authorized by the party seeking to terminate the merger agreement;

•	by Bank of Salem if its financial advisor, McAdams Wright Ragen, withdraws its fairness opinion;

•	by Bank of Salem if its board of directors determines in good faith, after consultation with outside counsel, that in light of an unsolicited superior proposal it must terminate the merger agreement to comply with its fiduciary duties to Bank of Salem and its shareholders, provided that Bank of Salem may terminate the merger agreement solely in order to concurrently enter into a letter of intent, agreement in principle, an acquisition agreement or other similar agreement (an “acquisition agreement”) related to a superior proposal. Furthermore, Bank of Salem may terminate the merger agreement only after the fifth day following Frontier’s receipt of a written notice advising Frontier that Bank of Salem’s board of directors is prepared to accept a superior proposal, and only if, during that five-day period, if Frontier so elects, Bank of Salem has negotiated in good faith with Frontier to make adjustments in the terms and conditions of the merger agreement as would enable Frontier to proceed with the merger on those adjusted terms;

•	by either Frontier or Bank of Salem if the approval of its shareholders required to complete the merger is not obtained; or

•	by Frontier if dissenters’ shares exceed 10%.
     Termination Fee. Bank of Salem must pay Frontier a termination fee of $1,000,000 if:
•	Bank of Salem terminates the merger agreement in order to accept a superior proposal;

•	Bank of Salem terminates the merger agreement because McAdams Wright Ragen’s fairness opinion is withdrawn for any reason and within 24 months after termination, Bank of Salem enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination involving Bank of Salem, or the sale of a substantial equity interest in, or a substantial portion of the assets of, Bank of Salem;

•	if the board of directors of Bank of Salem fails to recommend that the shareholders approve the transaction for any reason and the agreement is terminated by mutual agreement or by either party because the merger is not completed by March 31, 2008 or by Frontier for breach of covenant; or
•	an acquisition proposal with respect to Bank of Salem has been made known to Bank of Salem and has been publicly announced or otherwise become public, or been made to the Bank of Salem shareholders, and after which both of the following occurs:
(a)	the merger agreement is terminated by Frontier or Bank of Salem because the merger is not completed on or before March 31, 2008, and prior to that date the shareholders of Bank of Salem have not previously approved the merger; and

(b)	within 24 months after the termination of the merger agreement (1) Bank of Salem enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination, or the sale of a substantial equity interest in, or a substantial portion of the assets of Bank of Salem.
     Further, Bank of Salem must pay Frontier a termination fee of $1,000,000 if:
•	either party terminates the merger agreement by reason of Bank of Salem’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by Frontier, or which breach, by its nature, cannot be cured prior to the closing date of the merger.
     Bank of Salem agreed to this termination fee arrangement in order to induce Frontier to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Bank of Salem.
     Frontier must pay Bank of Salem a termination fee of $1,000,000 if:
•	either party terminates the merger agreement by reason of Frontier’s material breach of any of its representations, warranties, covenants or agreements in the merger agreement, which breach is not cured within 30 days following written notice by Bank of Salem, or which breach, by its nature, cannot be cured prior to the closing date of the merger.
     Effect of Termination. If the merger agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Frontier or Bank of Salem or their respective officers or directors, except that:
•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

•	certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	Frontier and Bank of Salem each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.
Extension, Waiver and Amendment of the Merger Agreement
     Extension and Waiver. At any time prior to the completion of the merger, each of Frontier and Bank of Salem may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the merger agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the merger agreement; and

•	waive the other party’s compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.
     Amendment. Subject to compliance with applicable law, Frontier and Bank of Salem may amend the merger agreement at any time before or after approval of the merger agreement by Bank of Salem shareholders. However, after approval of the merger agreement by Bank of Salem shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Bank of Salem shareholders.
Stock Market Listing
     Frontier common stock is listed on the Nasdaq Global Select Market™. Frontier has agreed to use its reasonable best efforts to cause the shares of Frontier common stock to be issued in the merger to be listed on the Nasdaq Global Select Market™. It is a condition of the merger that those shares be listed on the Nasdaq Global Select Market™.
Resale of Frontier Common Stock
     The shares of Frontier common stock to be issued to shareholders of Bank of Salem upon consummation of the merger have been registered under the Securities Act of 1933, as amended. Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of Bank of Salem or Frontier as that term is defined in the rules under the Securities Act. Frontier common stock received by those shareholders of Bank of Salem who are deemed to be “affiliates” of Bank of Salem on the date of the special meeting may be resold without registration only to the extent provided for by rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.
     An “affiliate” of Bank of Salem is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Bank of Salem. These restrictions generally are expected to apply to the directors and executive officers of Bank of Salem. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Frontier will give stop transfer instructions to the transfer agent with respect to the shares of Frontier common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.
     In the merger agreement, Bank of Salem has agreed to use its best efforts to cause each person who may be deemed to be an affiliate of Bank of Salem to enter into an agreement with Frontier providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Frontier common stock to be received by such person in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This proxy statement/prospectus does not cover any resales of Frontier common stock received by affiliates of Bank of Salem.

Accounting Treatment
     The acquisition of Bank of Salem will be accounted for using the purchase method of accounting by Frontier under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of Bank of Salem will be recorded by Frontier at their respective fair values at the time of the merger. The excess of Frontier’s purchase price over the net fair value of assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Goodwill will be periodically reviewed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of Bank of Salem will be included in Frontier’s consolidated statement of operations after the date of the merger. The intangible asset(s) will be amortized against the combined company’s earnings following completion of the merger.
Expenses
     The merger agreement provides that each of Frontier and Bank of Salem will pay its own expenses in connection with the transactions contemplated by the merger agreement.
BUSINESSES OF THE PARTIES TO THE MERGER
Industry Overview
     The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers’ funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining relatively steady, such deposits represent less than 20% of household financial assets compared to over 35% twenty-five years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.
     Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative products and different ways of delivering bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations.
     To more effectively and efficiently deliver their products, banks are opening in-store branches, installing more automated teller machines (“ATMs”) and investing in technology to permit telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional “brand names” providing a broad selection of products at low cost and with advanced technology, and community banks that provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.
Frontier
     Frontier is a Washington corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Frontier is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, Frontier Bank. Frontier Bank is headquartered in Everett, Washington and as of October, 2007 conducts business from its 48 branch offices located in Clallam, Jefferson, King, Kitsap, Pierce, Skagit, Snohomish, Thurston and Whatcom counties in western Washington. As of June 30, 2007, Frontier had total assets of approximately $3.6 billion, net loans receivable of approximately $3.2 billion, total deposits of approximately $2.8 billion and shareholder’s equity of approximately $381.7 million. Frontier was incorporated in 1983.
     Frontier Bank is a Washington state-chartered commercial bank. It was incorporated in 1978. Frontier Bank offers a wide range of financial services to commercial and individual customers, including short-term and medium-term loans, lines of credit, inventory and accounts receivable financing, equipment financing, residential and commercial construction and mortgage loans secured by real estate, various savings programs, checking accounts, installment and personal loans, and bank credit cards.
     Frontier Bank’s loan portfolio consists of primarily of loans secured by real estate, although emphasis is also placed on commercial and agriculture loans, consumer installment loans and bankcard loans. At December 31, 2006, real estate loans comprised 84.7% of the portfolio, while commercial and agriculture loans made up 13.1% of the portfolio and installment and bankcard loans were 2.2%. Loans totaled $2.9 billion, and were 117% of deposits. Almost all of these loans were to borrowers within the Bank’s principal market areas.
     Frontier Bank’s primary source of funds has historically been customer deposits. The Bank offers a variety of accounts designed to attract both short-term and long-term deposits from its market area. These accounts include NOW, money market, sweep accounts, savings and certificates of deposit. Interest rates paid on these account vary from time to time and are based on competitive factors and liquidity needs. One of the goals of management is to maintain noninterest-bearing deposits at the highest level possible. These are low cost funds and help to increase the net interest margin. Noninterest-bearing accounts were 16.6% of total deposits in 2006.
     Frontier Bank offers other financial services complementary to banking including an insurance and investment center that markets annuities, life insurance products, and mutual funds to Bank customers and the general public, a trust department that offers a full array of trust services, and a private banking office to provide personal service to high net worth customers.
     The deposits of Frontier Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”), up to the limits specified by law.
     Market Area. Headquartered in Everett, Washington, as of October, 2007 Frontier serves its customers from 48 full service offices. In Snohomish County, four offices are located in Everett, and one office each is located in Arlington, Edmonds, Lake Stevens, Marysville, Mill Creek, Monroe, Lynnwood, Smokey Point, Snohomish, and Stanwood. Seven offices are located in Pierce County in the cities of Buckley, Edgewood-Milton, Orting, Puyallup, Sumner, Tacoma and University Place (Tacoma). Frontier has thirteen branches in King County, one each in Ballard (Seattle), Bellevue, Bothell, Duvall, Fremont (Seattle), Kent, Kirkland, Lake City (Seattle), Redmond, Renton, Seattle, Totem Lake (Kirkland), and Woodinville. In addition, the following thirteen branches are located in Clallam, Jefferson, Kitsap, Skagit, Thurston and Whatcom Counties: two branches each in Bellingham and Poulsbo, and one each in Bainbridge Island, Bremerton, Lacey, Lynden, Mount Vernon, Port Angeles, Port Townsend, Sequim and Silverdale.
     Frontier operates primarily in the Seattle metropolitan statistical area, or MSA, which as defined by FDIC includes Snohomish county, where Frontier is headquartered, and King county, which includes the city of Seattle and the eastside communities of Bellevue, Kirkland and Redmond where Microsoft is headquartered, and Pierce county, which includes the city of Tacoma.

     The Seattle MSA has a diversified economy with major employers in a number of growth industries including aerospace, technology, health care, computer and telecommunications. The Seattle MSA economy is currently one of the top performing major markets in the nation. The Seattle MSA added more than 50,000 jobs in the last twelve months and is expected to add 50,000 jobs over the next year, according to Conway and Pederson’s Economic Forecaster. Driven by the increase in jobs, unemployment remains low, home prices continue to appreciate, and commercial real estate development activity is strong. Home development and sales activity have slowed down though, over the past year.
     Despite the relocation of its corporate headquarters to Chicago, the Boeing Company remains the largest employer in western Washington, including King and Snohomish counties. Boeing substantially reduced its workforce in Frontier’s market area as a result of the nationwide slowdown in the airline and aerospace industry after the tragic events of September 11, 2001, but in the past few years has been adding jobs. Significant Boeing layoffs in the past have not affected Frontier Bank’s asset quality; however, there can be no assurance that any future Boeing layoffs will not adversely affect Frontier Bank’s loan portfolio.
     The economy in Frontier headquarters’ market area in Everett, traditionally dominated by Boeing and the Navy, has become more diversified with the healthcare and biotechnology industries, two industries which were less affected by the last economic slowdown in 2002-2004.
     Business Strategy. Frontier is attempting to pursue the following strategies:
•	increasing the percentage of its assets consisting of commercial and industrial, or C&I, loans and commercial real estate loans with higher risk-adjusted returns and shorter maturities;

•	increasing deposits by attracting lower cost transaction accounts (such as checking, savings and money market accounts) through an enhanced branch network and online banking;

•	maintaining cost-effective operations by efficiently offering products and services;

•	maintaining its capital position at or above the “well-capitalized” (as defined for regulatory purposes) level; and

•	exploring prudent means to grow the business internally and/or through acquisitions.
     A source of future growth may be through acquisitions. Frontier’s management believes that many other financial institutions are considering selling their institutions for a variety of reasons, including lack of shareholder liquidity, management succession issues, technology challenges, and increasing competition and regulatory costs. Frontier actively reviews proposals for various acquisition opportunities. The objectives of acquisitions will be to increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; maintain a well-capitalized position after the acquisition; improve the potential profits from the combined operations through economies of scale; and enhance shareholder value measured through increasing return on equity and/or increasing earnings per share.
     Frontier’s ability to make future acquisitions depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval, compliance with applicable capital requirements and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Frontier may need to obtain additional debt and equity capital in pursuing its business strategy. Frontier’s access to capital markets or the costs of this capital can be impacted by economic, financial, competitive and other conditions beyond Frontier’s control. Further, acquisition candidates may not be available in the future on favorable terms. There are only a limited number of suitable acquisition candidates within Frontier’s existing and potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. This competition is likely to affect Frontier’s ability to make acquisitions, increase the price paid for certain acquisitions, and increase the costs of analyzing possible acquisitions. Therefore, no assurance can be made that acquisition activity will continue in the future.
     Managing growth through acquisitions is a challenging process that includes integration and training of personnel, developing common products and pricing, combining office and operations policies and procedures, data processing conversion and various other matters. After any acquisition, Frontier may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of customers because of change in identity, difficulties in integrating data processing and operational procedures, and deterioration in local economic conditions.
     Facilities. Frontier owns its administrative offices and operations centers in Everett and Sumner, and 24 of its branches, through its wholly-owned bank premises holding corporation subsidiary, FFP, Inc., which leases the properties to Frontier Bank. Owned offices and branches range in size from 1,000 to 45,000 square feet and have a total net book value at December 31, 2006, including leasehold improvements, furniture, fixtures and equipment, of $30.0 million.
     Competition. The banking industry is highly competitive. Frontier Bank faces strong competition in attracting deposits and in originating loans. The most direct competition for deposits has historically come from other commercial banks, saving institutions and credit unions located in the primary market area. As with all banking organizations, Frontier also has competition from nonbanking sources, including mutual funds, corporate and governmental debt securities and other investment alternatives. Frontier expects increasing competition from other financial institutions and nonbanking sources in the future. Many of Frontier’s competitors have more significant financial resources, larger market share and greater name recognition than Frontier. The existence of such competitors may make it difficult for Frontier to achieve its financial goals.
     Competition has further increased as a result of Washington banking laws that permit statewide branching of Washington domiciled financial institutions and acquisitions of Washington-based financial institutions by out-of-state bank holding companies.
     Management believes that the principal competitive factors affecting Frontier’s markets include interest rates paid on deposits and charged on loans, the range of banking products available, and customer service and support. Although management believes that Frontier’s products currently compete favorably with respect to these factors, there can be no assurance that Frontier can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.
     Frontier’s competition for loans comes principally from other commercial banks, savings institutions, credit unions and mortgage banking companies. Frontier competes for loans principally through the efficiency and quality of the services it provides borrowers, real estate brokers and home builders, and the interest rates and loan fees it charges.
     Frontier competes for deposits by offering depositors a wide variety of checking accounts, savings accounts, certificates and other services. Frontier’s ability to attract and retain deposits depends on its ability to provide deposit products that satisfy the requirements of customers as to interest rates, liquidity, transaction fees, risk of loss of deposit, convenience and other factors. Deposit relationships are actively solicited through a sales and service system.
     Changes in technology, mostly from the growing use of computers and computer-based technology, present competitive challenges to Frontier. Large banking institutions typically have the ability to devote significant resources to developing and maintaining technology-based services such as on-line banking and other banking products and services over the Internet, including deposit services and mortgage loans. Some new banking competitors offer all of these services online. Customers who bank by computer or by telephone may not need to go to a branch location in person. Frontier’s high service philosophy emphasizes face-to-face contact with tellers, loan officers and other employees. Frontier believes a personal approach to banking is a competitive advantage, one that will remain popular in the communities that it serves. However, customer preferences may change, and the rapid growth of online banking could, at some point, render Frontier’s personal, branch-based approach obsolete. Frontier believes that it has reduced this risk by offering on-line banking services to its customers, and by continuing to provide 24-hour banking services. There can be no assurance that these efforts will be successful in preventing the loss of customers to competitors.
     Employees. As of June 30, 2007, Frontier and its subsidiaries had 707 full-time equivalent employees. None of Frontier’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.
     Legal Proceedings. Periodically and in the ordinary course of business, various claims and lawsuits are brought against Frontier or Frontier Bank, such as claims to enforce liens, condemnation proceedings on properties in which Frontier Bank held security interests, claims involving the making and servicing of real property loans and other issues incident to the business of Frontier and Frontier Bank. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of Frontier.
     Financial and other information relating to Frontier is set forth in Frontier’s annual report on Form 10-K for the year ended December 31, 2006. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Frontier, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in Frontier’s annual report on Form 10-K for the year ended December 31, 2006, and Frontier’s proxy statement dated March 21, 2007, for its annual meeting of shareholders. Copies of this information may be obtained from Frontier as indicated under “Where You Can Find More Information.”
Bank of Salem
     Bank of Salem opened in 1991 as an Oregon state-chartered bank with headquarters in Salem, Oregon. Today with three banking offices located in Salem, Portland and Tigard, Oregon, Bank of Salem engages primarily in the business of providing commercial real estate and business loans and banking services to small- and medium-sized businesses, real estate developers and builders, and their owners. Bank of Salem does not offer consumer loans or home mortgages. As of June 30, 2007, Bank of Salem had total assets of approximately $210.2 million, total net loans receivable of approximately $193.1 million, total deposits of approximately $178.2 million and shareholders’ equity of approximately $27.5 million.
     Bank of Salem’s second quarter earnings report for the period ended June 30, 2007, included year-to-date net income of $2.5 million, annualized return on average assets of 2.4%, return on average equity of 19.2% and a year-to-date efficiency ratio of 23.4%. Management anticipates some margin compression in 2007, due to projected slower loan growth and expectations that low cost deposits will reprice and shift into higher cost CDs. Additional information about Bank of Salem’s financial condition and results of operations can be found in the call reports filed with the FDIC and available on its Internet website at www.fdic.gov.
     While Bank of Salem has focused on real estate lending, it also offers a full range of short-term to long-term commercial and industrial, or C&I, lending products and services.
     Like Frontier, Bank of Salem has a high concentration of commercial real estate loans; however, like Frontier, management believes the risks associated with these loans have been mitigated by maintaining concentrations within established internal targets, by maintaining a higher than normal capital ratio and higher reserves for potential loan losses. As of June 30, 2007, Bank of Salem’s loan portfolio was comprised of approximately 98.3% real estate related loans, of which 58.2% were construction and development, 31.2% commercial real estate and 10.6% residential real estate, and approximately 1.7% C&I loans. Additionally, in response to the increasing levels of concentration risks and a slowing real estate market in Bank of Salem’s market areas, management tightened loan underwriting standards and curtailed land development lending in 2006.
     Business Strategy. Since its organization, Bank of Salem has grown its assets to approximately $210.2 million at June 30, 2007, with corresponding growth in revenues and earnings, by differentiating its level of service and by being disciplined and focused in its marketing activities.
     Bank of Salem has capitalized on market opportunities created by failures of larger banking organizations to focus on local customers following mergers and consolidations and on the strength and experience of its management team.
     Bank of Salem has always prioritized timely local decision-making and emphasized the highest level of personal banking service. Bank of Salem strives to attract and retain the most dedicated and experienced banking professionals in the market and has built its business model around relationship managers that remain directly involved in all aspects of customer relationships. Bank of Salem also invests a considerable amount of management and officer time in developing and maintaining referral networks, particularly with professional firms and existing customers.
     Certain financial-related products and service areas have been identified as important to Bank of Salem’s customer base, yet at Bank of Salem’s current volume remain too costly for direct investment by Bank of Salem. Therefore, Bank of Salem has developed strategic referral alliances with providers of equipment leasing, asset-based financing, long-term commercial real estate lending, investment management and payroll processing. These alliances allow Bank of Salem to expand its product offerings and generate fee income without significant capital investment.
     Products and Services. Bank of Salem provides its customers a traditional array of deposit products, including non-interest checking accounts, interest-bearing checking accounts, money market accounts and certificates of deposit. In addition, Bank of Salem offers specialized loans for its business and commercial customers, including working capital and term financing, commercial and standby letter of credit financing, real estate construction loans and SBA loans for qualified businesses. Bank of Salem’s loan-to-deposit ratio was 108% as of June 30, 2007. This ratio is comparable to or slightly above the ratios of other similarly situated institutions located in the Pacific Northwest.
     Market Area. Bank of Salem primarily accepts deposits and makes loans in Marion, Multnomah, Polk and Washington counties in Oregon. Due to this focus, Bank of Salem is more dependent on, and exposed to, changes in the local economy than competitors who serve a number of geographic markets.

The main office of Bank of Salem and the Tigard branch are located in middle-income census tracts and the new Portland branch is located in an upper-income census tract, according to statistical data reported by FDIC.
     Bank of Salem’s largest market is in the Salem metropolitan statistical area, or MSA, which accounts for 26.5% of Bank of Salem’s loans and as estimated by management, as much as 81.0% of its deposits. State government is the largest individual employer in the Salem MSA, with over 18,800 employees. The city of Salem, located in Marion and Polk counties, is the state’s capital. Business firms employing fewer than 20 employees constitute approximately 92 percent of businesses within the Salem MSA. Approximately 74 percent of all businesses in the Salem MSA are concentrated within the middle- and upper-income census tracts.
     The Portland-Vancouver MSA, which includes Multnomah and Clackamas counties, is the state’s largest population center, home to approximately half of all Oregonians. Multnomah County is the most densely populated county in Oregon, with approximately 700,000 residents.
     West of Portland, Washington County is one of the fastest growing counties in Oregon and has the second highest number of residents. The high tech industry represents approximately 22% of the total covered employment payroll for the county. The remaining industries are diversified.
     Competition. The community banking business is highly competitive. Bank of Salem competes primarily with other commercial banks and commercial real estate lenders. Bank of Salem’s major commercial bank competitors are super-regional diversified financial institutions headquartered outside the state of Oregon, such as Wells Fargo Bank, U.S. Bank and Bank of America. Deposits at these institutions represent a significant majority of total statewide commercial bank deposits. The major commercial banks have competitive advantages over Bank of Salem in that they have higher lending limits and are able to offer statewide facilities and services that Bank of Salem does not offer. To a lesser extent, Bank of Salem also competes with several locally headquartered community banks.
     With the enactment of the Gramm-Leach-Bliley Act in 1999, competition has further intensified from institutions outside the traditional banking system, such as investment banking firms, insurance companies, and consumer finance companies. As the industry becomes increasingly dependent on and oriented toward technology-driven delivery systems, permitting transactions to be conducted by telephone, computer and the Internet, such non-bank institutions are able to attract funds and provide lending and other financial services even without offices located in Bank of Salem’s primary service area. In particular, Bank of Salem faces growing competition for deposits from securities brokerage firms that specialize in private banking services. To counter these competitive disadvantages, Bank of Salem focuses on building customer relationships and providing commercial banking products that do not compete directly with brokerage firms such as commercial real estate loans, construction financing, and inventory and accounts receivable financing.
     Bank of Salem’s management believes that the principal competitive factors affecting the company’s markets include interest rates paid on deposits and charged on loans, the range of banking products available and customer service and support. Although management believes that Bank of Salem’s products currently compete favorably with respect to these factors, there can be no assurance that Bank of Salem can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.
     Facilities. Bank of Salem operates out of three offices, all of which are owned by the company. Bank of Salem’s main office with 7,000 square feet of office space is located at 1995 Commercial Street SE, Salem, Oregon 97302. Bank of Portland with 5,000 square feet of office space is located at 2416 NE

Fremont Street, Portland, Oregon 97212. Bank of Tigard with 3,500 square feet of office space is located at 10998 SW 68th Parkway, Tigard, Oregon 97223. The three properties have a total net book value at December 31, 2006, including improvements, furniture and fixtures, of $2.2 million.
     Employees. As of June 30, 2007, Bank of Salem had a total of 23 full-time equivalent employees. None of Bank of Salem’s employees are covered by a collective bargaining agreement management. Management believes relations with its employees are good.
     Legal Proceedings. There are no threatened or pending legal proceedings against Bank of Salem which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business or financial position of Bank of Salem.
     For additional financial and other information filed by Bank of Salem with the FDIC, see “Where You Can Find More Information.”
VOTING SECURITIES OF BANK OF SALEM
AND PRINCIPAL HOLDERS
     The following table sets forth, as of ___, 2007, information as to the shares of Bank of Salem common stock beneficially owned by each person who, to the knowledge of Bank of Salem, is the owner of more than 5% of the outstanding shares of Bank of Salem common stock, by Bank of Salem’s chief executive officer, chief credit officer and chief operating officer and by each director of Bank of Salem, and by the executive officers and directors of Bank of Salem as a group.
     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Common stock subject to options that are currently exercisable or exercisable within 60 days of ___, 2007 are deemed to be outstanding and beneficially owned by the person holding such options. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Currently, none of the shares beneficially owned by Bank of Salem’s directors or executive officers named below are pledged as security.
     Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, and their address is 1995 Commercial Street SE, Salem, Oregon 97302. The percentage of beneficial ownership is based on 3,263,221 shares of common stock outstanding as of the date of this proxy statement/prospectus.

	Amount of Beneficial
	Ownership(1)
Name of Beneficial Owner	(# Shares)	Percent of Class
Executive Officers:*

Jon R. Johnson	19,191	0.59%

Larry A. Johnson	10,400	0.32%

David DeSemple	1,000	0.03%

	Amount of Beneficial
	Ownership(1)
Name of Beneficial Owner	(# Shares)		Percent of Class
Directors:

Richard G. Faith	1,107,771	(2)	33.95%

James D. Monaghan	325,767	(3)	9.98%

C. Spencer Powell	26,856	(4)	0.82%

P.C. Vrontakis	17,383		0.53%

Lawrence E. Tokarski	123,087	(5)	3.77%

Jerry H. Walling	256,845	(6)	7.87%

Walter B. Wells	257,838		7.90%

All current executive officers, directors and 5% shareholders as a group (10 persons)	2,146,138		65.76%

*	Messrs. Johnson and Johnson also serve as directors of Bank of Salem.

(1)	Includes shares issuable upon the exercise of options that are exercisable within 60 days after ___, 2007, as follows: Jon R. Johnson (14,735); Larry A. Johnson (10,400); David DeSemple (1,000); C. Spencer Powell (7,166); and P.C. Vrontakis (2,389).

(2)	Includes 124,547 shares owned by Faith Family Limited Partnership, 150,500 shares in his IRA, and 88,996 shares held in a company owned by Mr. Faith.

(3)	Includes 268,657 shares held by Mr. Monaghan’s spouse, Lorna M. Monaghan.

(4)	Includes 19,690 shares in Mr. Powell’s IRA.

(5)	Includes 100,910 shares held by the Lawrence E. Tokarski Revocable Living Trust, of which Mr. Tokarski is trustee, and 22,177 shares in his IRA.

(6)	Includes 254,483 shares held by the Jerry H. Walling Family Trust, of which Mr. Walling is trustee, and 2,362 shares held by Mr. Walling’s spouse, Marjorie B. Walling.

(7)	Includes 113,350 shares held in a participant-directed retirement plan account for Mr. Wells.
DESCRIPTION OF FRONTIER CAPITAL STOCK
     Frontier is authorized to issue 100,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, none of which have been issued. Frontier common stock is listed for trading on the Nasdaq Global Select Market™ under the symbol “FTBK.” Each share of Frontier common stock has the same relative rights and is identical in all respects with every other share of Frontier common stock. The following summary is not a complete description of the applicable provisions of Frontier’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”
Common Stock
     Voting Rights. The holders of Frontier common stock possess exclusive voting rights in Frontier. Each holder of Frontier common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Frontier common stock. Holders of shares of Frontier common stock are not entitled to cumulate votes for the election of directors.
     Dividends. The holders of Frontier common stock are entitled to such dividends as the Frontier Board may declare from time to time out of funds legally available therefor. Dividends from Frontier depend upon the receipt by Frontier of dividends from its subsidiaries because Frontier has no source of income other than dividends from its subsidiaries.
     Liquidation. In the event of liquidation, dissolution or winding up of Frontier, the holders of shares of Frontier common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Frontier.
     Other Characteristics. Holders of Frontier common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Frontier common stock which may be issued. Therefore, the board of directors of Frontier may authorize the issuance and sale of shares of common stock of Frontier without first offering them to existing shareholders of Frontier. Frontier common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Frontier common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.
Preferred Stock
     Frontier’s board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participation, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of Frontier common stock. Frontier can issue shares of preferred stock at any time in any amount, provided that not more than 10,000,000 shares of preferred stock are outstanding at any one time. No preferred shares have been issued by Frontier. Shares of Frontier common stock would, however, be subject to the rights of holders of Frontier preferred stock, if and when issued.
Transfer Agent
     The transfer agent and registrar for the Frontier common stock is American Stock Transfer & Trust Company.
COMPARISON OF SHAREHOLDERS’ RIGHTS
     Frontier is incorporated under the laws of the state of Washington and, accordingly, the rights of Frontier’s shareholders are governed by Frontier’s articles of incorporation, its bylaws, and the Washington Business Corporation Act (“WBCA”). Bank of Salem is incorporated under the laws of the state of Oregon and, accordingly, the rights of Bank of Salem’s shareholders are governed by Bank of Salem’s articles of incorporation, its bylaws, and the Oregon Bank Act (“OBA”).
     Upon consummation of the merger, shareholders of Bank of Salem will become shareholders of Frontier and, as such, their rights will be governed by Frontier’s articles of incorporation, its bylaws, and the WBCA. The following is a summary of material differences between the rights of a Frontier shareholder under Frontier’s articles of incorporation and bylaws, and the rights of a Bank of Salem shareholder under Bank of Salem’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”
Preferred Stock
     Frontier. Frontier’s board of directors can at any time, under Frontier’s articles of incorporation, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Frontier through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Frontier management could stop a takeover by preventing the person trying to take control of Frontier from acquiring enough voting shares necessary to take control.
     Bank of Salem. Bank of Salem’s articles of incorporation do not provide for the issuance of any preferred stock.
Board of Directors
     Frontier. Frontier’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than twenty-five members. Frontier’s board of directors currently consists of twelve members.
     Bank of Salem. Bank of Salem’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than fifteen members. Bank of Salem’s board of directors currently consists of nine members.
Classification of Directors
     Frontier. Frontier’s articles of incorporation provide that the board of directors will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.
     Bank of Salem. Bank of Salem’s articles of incorporation also provide for a staggered board.
Removal of Directors
     Frontier. Frontier’s articles of incorporation provide that any director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of two-thirds (2/3) of the total votes eligible to be cast at a meeting called expressly for such purpose. These supermajority and cause requirements make it difficult for a person or entity to acquire control of Frontier’s board of directors through shareholder action or director elections.
     Bank of Salem. Bank of Salem’s articles of incorporation do not provide that directors may only be removed for cause. Bank of Salem’s bylaws provide that directors may be removed, with or without cause, by the majority vote of the shareholders at a special meeting called for that purpose.
Special Meetings of Shareholders
     Frontier. Frontier’s bylaws provide that special meetings of shareholders may be called only by the chairman of the board, vice chairman, chief executive officer, president, the board of directors, or holders of not less than 10% of the outstanding shares entitled to vote at the meeting. This restriction on who may call a special meeting of shareholders may deter hostile takeovers of Frontier by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.
     Bank of Salem. Bank of Salem’s bylaws provide that special meetings of the shareholders may be called by the chairman, chief executive officer, president, executive vice president or a majority of the board of directors, or by at least three holders with not less than one-third of the outstanding capital stock of Bank of Salem.
Nomination of Director Candidates and Other Shareholder Proposals
     Frontier. Frontier’s articles of incorporation provide detailed procedures that must be strictly complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders meeting. These procedures include providing a specific form of notice to Frontier of such proposals or nominees generally not more than 150 days prior to the annual meeting and not less than 10 days after the company’s first public announcement of the date of such meeting, and not more than 150 days prior to such meeting nor less that the later of 120 days prior to such meeting or 10 days after the company’s first public announcement of the date of such meeting and the board’s nominees to be elected at such meeting, for any shareholder nomination for a special meeting. Failure to comply with these procedural requirements will preclude such nominations or new business from being considered at the meeting. These procedures make it more difficult for a shareholder to oppose the board’s nominees or proposals, and to introduce competing nominees or proposals, at meetings of shareholders.
     Bank of Salem. Bank of Salem’s articles of incorporation and bylaws do not include any prior notice provision with respect to the nomination of director candidates by shareholders.
Indemnification of Officers and Directors and Limitation of Liability
     Frontier. Pursuant to Frontier’s bylaws, Frontier will, to the fullest extent permitted by the WBCA, indemnify the directors and officers of Frontier and persons serving as directors or officers of another company (such as Frontier Bank) at Frontier’s request, with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was a director or officer, including indemnification for payments in settlement of actions brought against a director or officer in the name of the corporation commonly referred to as a derivative action. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled. In addition, Frontier’s articles of incorporation provide that the directors of Frontier shall not be personally liable for monetary damages to Frontier for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties.
     Bank of Salem. Pursuant to Bank of Salem’s articles of incorporation, Bank of Salem will, to the fullest extent permitted by the OBA, indemnify the directors of Bank of Salem, with respect to expenses, settlements, judgments and fines in suits in which such person was made a party by reason of the fact that he or she is or was a director of Bank of Salem, including indemnification for payments in settlement of actions brought against a director in the name of the corporation commonly referred to as a derivative action. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally receives a benefit to which he or she was not entitled. In addition, Bank of Salem’s articles of incorporation provide that the directors of Bank of Salem shall not be liable for monetary damages to Bank of Salem for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization of illegal distributions to shareholders or loans to directors, or receipt of an improper personal benefit from their actions as directors. This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties.
Amendment of Articles of Incorporation and Bylaws
     Frontier. Frontier’s articles of incorporation may generally be amended by the vote of the holders of a majority of the outstanding shares of Frontier common stock. Frontier’s bylaws may be amended by the vote of two-thirds of the board of directors or by the holders of a majority of shares.
     Bank of Salem. Bank of Salem’s articles of incorporation may generally be amended by the vote of a majority of the outstanding shares of Bank of Salem common stock. Bank of Salem’s bylaws may be amended by the board of directors or by the holders of a majority of shares.
LEGAL OPINIONS
     The validity of the Frontier common stock to be issued in the merger is being passed upon for Frontier by Keller Rohrback L.L.P., Seattle, Washington. Keller Rohrback, L.L.P. will also deliver an opinion concerning certain federal income tax consequences of the merger.
EXPERTS
     The consolidated financial statements of Frontier Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and for the three years then ended December 31, 2006, have been incorporated by reference herein in reliance upon the report of Moss Adams LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
OTHER MATTERS
     The Bank of Salem board is not aware of any business to come before the Bank of Salem special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the Bank of Salem special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.
WHERE YOU CAN FIND MORE INFORMATION
Frontier
     Frontier files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy any reports, proxy statements or other information filed by Frontier at the Commission’s public reference room in Washington, D.C., which is located at the following address: Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Commission’s public reference rooms. Reports, proxy statements and other information filed by Frontier are also available to the public from document retrieval services on the

Internet at the Commission’s website at “http://www.sec.gov.” Frontier’s SEC filings are also available and at the Commission’s Internet website (http://www.sec.gov). Frontier’s filings with the Commission are also available at its website at www.frontierbank.com.
     Frontier has filed a registration statement on Form S-4 to register with the SEC the shares of Frontier to be issued to Bank of Salem shareholders. This proxy statement/prospectus is part of the registration statement and constitutes a prospectus of Frontier and a proxy statement for Bank of Salem for the special meeting. As allowed by the SEC, this proxy statement/prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.
     The SEC allows Frontier to “incorporate by reference” information into this proxy statement/prospectus, which means that Frontier can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in the proxy statement/prospectus. This prospectus incorporates by reference the following documents that Frontier has filed with the SEC:
     1. Frontier’s annual report on Form 10-K for the year ended December 31, 2006;
     2. Frontier’s quarterly report on Form 10-Q for the period ended March 31, 2007;
     3. Frontier’s quarterly report on Form 10-Q for the period ended June 30, 2007;
     4. Frontier’s proxy statement, dated March 21, 2007, for its annual meeting of shareholders held on April 18, 2007, that has been incorporated by reference in the 2006 Frontier Form 10-K;
     5. Frontier’s current report on Form 8-K filed on July 23, 2007;
     6. Frontier’s current report on Form 8-K filed on July 25, 2007;
     7. Frontier’s current report on Form 8-K filed on July 30, 2007, which includes Frontier’s written communications filed pursuant to rule 425 and a copy of the merger agreement; and
     8. Frontier’s current report on Form 8-K filed on August 16, 2007.
     You may request a copy of documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning Frontier at the following address:
Frontier Financial Corporation
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, Washington 98203
Attn: Carol E. Wheeler, Chief Financial Officer
(425) 514-0700
     Frontier incorporates by reference additional documents that it may file with the SEC between the date of this proxy statement/prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     This proxy statement/prospectus incorporates by reference important business and financial information about Frontier that is not included with these documents. This information is available without charge to Bank of Salem shareholders upon written or oral request to: Carol E. Wheeler, Chief Financial Officer, Frontier Financial Corporation, 332 S.W. Everett Mall Way, P.O. Box 2215, Everett, Washington 98201 (telephone number (425) 514-0700). Shareholders must request this information no later than five business days prior to the meeting, or ___, 2007, to assure receipt before the special meeting.
Bank of Salem
     Bank of Salem files call reports and other financial information with the Federal Deposit Insurance Corporation (FDIC), as required by federal banking regulations. You may read and copy these reports and other information at the offices of the FDIC located at 550 17th Street NW, Room F-6043, Washington, D.C. 20429, by calling (202) 898-8913, or by fax to (202) 898-3909. Call reports are also available on the Internet at www.fdic.gov.
     Frontier has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Frontier and Frontier Bank. Bank of Salem has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Bank of Salem.
     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Frontier and Bank of Salem have not authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither Frontier nor Bank of Salem is making an offer to sell or soliciting an offer to buy any securities other than the Frontier common stock to be issued by Frontier in the merger, and neither Frontier nor Bank of Salem is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

APPENDIX A – AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER, dated as of the 25th of July, 2007 (this “Agreement”), is by and among FRONTIER FINANCIAL CORPORATION (“Frontier”), FRONTIER BANK (“Frontier Bank”) and BANK OF SALEM (“Salem”).
RECITALS
     (A) FRONTIER. Frontier is a corporation duly organized and existing under the laws of the State of Washington, with its principal executive offices located in Everett, Washington. Frontier is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and a financial holding company under the Gramm-Leach-Bliley Act.
     (B) FRONTIER BANK. Frontier Bank is a banking corporation duly organized and existing under the laws of the State of Washington.
     (C) SALEM. Salem is an Oregon state-chartered bank duly organized and existing under the laws of the State of Oregon, with its principal executive offices located in Salem, Oregon. Salem operates three Oregon branches under the tradenames of Bank of Salem, Bank of Portland and Bank of Tigard.
     (D) VOTING, DIRECTORS’ AND NONCOMPETITION AGREEMENTS. As a condition and an inducement to Frontier’s and Frontier Bank’s willingness to enter into this Agreement, (x) the directors, certain officers of Salem and shareholders who control more than 5% of Salem’s outstanding Common Stock have entered into agreements in the form attached to this Agreement as Exhibit A, pursuant to which, among other things, each such individual has agreed to vote his or her shares of Salem Common Stock in favor of approval of the actions contemplated by this Agreement at the Meeting (as defined below), (y) each director of Salem has entered into an agreement in the form attached to this Agreement as Exhibit B pursuant to which each such individual has agreed to refrain from competing with or soliciting the employees or customers of Frontier and Frontier Bank, and (z) certain officers of Salem have entered into agreements in the forms attached to this Agreement as Exhibits C1, C2 and C3 pursuant to which each such individual has agreed to refrain from competing with or soliciting the employees or customers of Frontier and Frontier Bank.
     In consideration of their mutual promises and obligations, the parties further agree as follows:
DEFINITIONS
     (A) DEFINITIONS. Certain capitalized terms used in this Agreement have the following meanings:
     “Acquisition Agreement” has the meaning assigned to such term in Section 8.1(F).
     “Acquisition Proposal” has the meaning assigned to such term in Section 9.3(D).
     “Agency” means the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Department of Veteran’s Affairs.
     “Agreement” means this Agreement and Plan of Merger, together with all Exhibits and Schedules annexed to, and incorporated by specific reference as a part of, this Agreement.
     “Appraisal Laws” has the meaning assigned to such term in Section 1.4.
Appendix A

     “Business Day” means any day other than a Saturday, Sunday, or legal holiday in the State of Washington.
     “Certificate” has the meaning assigned to such term in Section 1.2(B).
     “Code” has the meaning assigned to such term in Section 1.5.
     “Compensation and Benefit Plans” has the meaning assigned to such term in Section 5.1(P)(1).
     “Confidentiality Agreement” has the meaning assigned to such term in Section 6.5(B).
     “Control” with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting interests, by contract, or otherwise.
     “Daily Sales Price” for any Trading Day means the daily closing price per share of Frontier Common Stock on the NASDAQ Stock Exchange, Inc., as reported on the website of www.nasdaq.com.
     “Department” means the Department of Financial Institutions of the State of Washington and/or the banking division of the Department of Consumer and Business Services of the State of Oregon, as applicable.
     “Derivatives Contract” means an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract that: (1) is not included on the balance sheet of the Salem Financial Reports or the Frontier Financial Reports, as the case may be, and (2) is a derivative contract (including various combinations thereof).
     “Dissenting Shares” means the shares of Salem Common Stock held by those shareholders of Salem who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.
     “Determination Date” means the third calendar day immediately prior to the Effective Date.
     “DPC Shares” has the meaning assigned to such term in Section 1.2(D).
     “Effective Date” has the meaning assigned to such term in Section 10.1.
     “Employment Agreements” shall mean the agreements with certain officers of Salem described in Section 0.
     “Environmental Law” means (1) any federal, state, and/or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, judgment, decree, injunction, requirement or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Federal Occupational Safety and Health Act of 1970, and (2) any common law or equitable doctrine (including injunctive relief and tort
Appendix A

doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.
     “ERISA” has the meaning assigned to such term in Section 5.1(P)(2).
     “ERISA Affiliate” has the meaning assigned to such term in Section 5.1(P)(3).
     “ERISA Plans” has the meaning assigned to such term in Section 5.1(P)(2).
     “Exception Shares” means shares held by Salem or by Frontier or any of its Subsidiaries, in each case other than Trust Account Shares and DPC Shares.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated under such statute.
     “Exchange Agent” has the meaning assigned to such term in Section 2.1(A).
     “Exchange Ratio” has the meaning assigned to such term in Section 1.2(A).
     “Execution Date” means the last date on which this Agreement is executed by each of the parties hereto.
     “Executive Officer” has the meaning set forth in Rule 405 of Regulation C under the Securities Act.
     “FDIC” means the Federal Deposit Insurance Corporation.
     “Federal Reserve Board” means the Board of Governors of the Federal Reserve System.
     “Frontier” means Frontier Financial Corporation, a Washington corporation and registered bank holding company.
     “Frontier Average Closing Price” means the price equal to the average (rounded to the nearest ten-thousandth) of each Daily Sales Price of Frontier Common Stock for the ten Trading Days immediately preceding the Determination Date.
     “Frontier Common Stock” has the meaning assigned to such term in Section 5.2(B).
     “Frontier Financial Reports” has the meaning assigned to such term in Section 5.2(F).
     “Frontier’s Knowledge,” “Knowledge of Frontier” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Frontier’s Executive Officers.
     “GAAP” means generally accepted accounting principles consistently applied in the United States.
     “Hazardous Material” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, including any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.
Appendix A

     “Intellectual Property” has the meaning assigned to such term in Section 5.1.
     “Loan/Fiduciary Property” means any property owned or controlled by a party or any of its Subsidiaries or in which such party or any of its Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where such party or any of its Subsidiaries constitutes the owner or operator of such property, but only with respect to such property.
     “Material Adverse Effect” means, with respect to any party to this Agreement, an event, occurrence or circumstance (including (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate owned and taxes, and (ii) any breach of a representation or warranty contained in this Agreement by such party) that (a) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of such party and its Subsidiaries, taken as a whole, or (b) would materially impair such party’s ability to perform its obligations under this Agreement or the consummation of any of the transactions contemplated by this Agreement.
     “Meeting” has the meaning assigned to such term in Section 6.2.
     “Merger” means the merger of Salem with and into Frontier Bank, in exchange for Frontier Common Stock, as set forth in Section 1.2(A).
     “Multiemployer Plans” has the meaning assigned to such term in Section 5.1(P)(2).
     “NASDAQ” means the NASDAQ Stock Market LLC.
     “Noncompetition Agreements” has the meaning assigned to such term in Section 5.1(P)(2).
     “ORS” means the Oregon Revised Statutes, as amended.
     “Participation Facility” means any building or other facility in which a party or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator of such facility.
     “Pension Plan” has the meaning assigned to such term in Section 7.2(K).
     “Per Share Merger Consideration” has the meaning assigned to such term in Section 1.2(A).
     “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental body, or other entity.
     “Previously Disclosed” means information provided by a party in a Schedule that is delivered by that party to the other party contemporaneously with the Execution Date or documents that have been delivered to the other party prior to the Execution Date.
     “Proxy Statement” has the meaning assigned to such term in Section 5.1(P)(2).
     “Registration Statement” has the meaning assigned to such term in Section 1.2(A).
     “Regulatory Authorities” means federal or state governmental agencies, authorities or departments charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits.
     “Resulting Bank” shall have the meaning assigned to such term in Section 1.1(A).
Appendix A

     “RCW” means the Revised Code of Washington, as amended.
     “Rights” has the meaning assigned to such term in Section 5.1(B).
     “Salem” means Bank of Salem, an Oregon state-chartered commercial bank.
     “Salem Common Stock” has the meaning assigned to such term in Section 5.1(B).
     “Salem Contract” has the meaning assigned to such term in Section 5.1(M).
     “Salem Financial Reports” has the meaning assigned to such term in Section 5.1(G).
     “Salem Option” has the meaning assigned to such term in Section 5.1(B)(2).
     “Salem Pool” has the meaning assigned to such term in Section 5.1(S).
     “Salem Reports” has the meaning assigned to such term in Section 5.1(FF).
     “Salem’s Knowledge,” “Knowledge of Salem” or words of similar meaning means the actual conscious knowledge as of the Execution Date, without any duty of inquiry, of Salem’s Executive Officers.
     “Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated under such statute.
     “SEC” means the Securities and Exchange Commission.
     “Subsidiary” means, with respect to any entity, each partnership, limited liability company, or corporation the majority of the outstanding partnership interests, membership interests, capital stock or voting power of which is (or upon the exercise of all outstanding warrants, options and other rights would be) owned, directly or indirectly, at the time in question by such entity.
     “Superior Proposal” has the meaning assigned to such term in Section 9.3.
     “Tax Returns” has the meaning assigned to such term in Section 5.1(2).
     “Taxes” means federal, state or local income, gross receipts, sales, use, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties or operations of the respective party or its Subsidiaries, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.
     “Termination Fee Amount” has the meaning assigned to such term in Section 8.2(B).
     “Third Party” means a person within the meaning of Sections 3(a)(9) and 13(d)(3) of the Exchange Act, excluding: (1) Salem, and (2) Frontier, Frontier Bank or any other Subsidiary of Frontier.
     “Total Stock Amount” has the meaning assigned to such term in Section 1.2(A).
     “Trading Day” means a day that Frontier Common Stock is traded on NASDAQ.
     “Trust Account Shares” has the meaning assigned to such term in Section 1.2(D).
     (B) GENERAL INTERPRETATION. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the terms defined in this Agreement include
Appendix A

the plural as well as the singular; the words “hereof,” “herein,” “hereunder,” “in this Agreement” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and references in this Agreement to Articles, Sections, Schedules and Exhibits refer to Articles and Sections of and Schedules and Exhibits to this Agreement. Unless otherwise stated, references to Subsections refer to the Subsections of the Section in which the reference appears. All pronouns used in this Agreement include the masculine, feminine and neuter gender, as the context requires. All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP.
ARTICLE I. THE MERGER
     1.1 THE MERGER. Subject to the provisions of this Agreement, on the Effective Date:
          (A) RESULTING BANK. Salem shall be merged with and into Frontier Bank pursuant to the terms and conditions set forth herein. Upon consummation of the Merger, the separate existence of Salem shall cease and Frontier Bank shall continue as the Resulting Bank.
          (B) ARTICLES, BYLAWS, DIRECTORS, OFFICERS. The Articles of Incorporation and Bylaws of the Resulting Bank shall be those of Frontier Bank, as in effect immediately prior to the Effective Date. The directors and officers of Frontier Bank in office immediately prior to the Effective Date shall be the directors and officers of the Resulting Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.
          (C) RIGHTS, ETC. The Resulting Bank shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the corporations so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Resulting Bank without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Merger.
          (D) EFFECTS OF THE MERGER. The separate existence of Salem shall cease, and Salem shall be merged with and into Frontier Bank which, as the Resulting Bank, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Frontier Bank and Salem.
          (E) TRANSFER OF ASSETS. All rights, assets, licenses, permits, franchises and interests of Frontier Bank and Salem in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, shall be deemed to be vested in Frontier Bank as the Resulting Bank by virtue of the Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.
          (F) ASSUMPTION OF LIABILITIES. The Resulting Bank shall become and be liable for all debts, liabilities, obligations and contracts of Frontier Bank as well as those of Salem, whether the same shall be matured or unmatured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Frontier Bank or Salem.
Appendix A

     1.2 CONVERSION OF SALEM COMMON STOCK. Subject to the provisions of this Agreement, on the Effective Date:
          (A) OUTSTANDING SALEM COMMON STOCK. Each share of Salem Common Stock issued and outstanding at the Effective Date, including shares issued or to be issued with respect to Salem Options exercised on or prior to the close of business on the Effective Date, shall, by virtue of the Merger, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the right to receive the Per Share Merger Consideration.
For purposes of this Section 1.2(A):
     “Per Share Merger Consideration” shall mean, subject to the limitations to the Total Stock Amount set forth below, value of $21.00 in Frontier Common Stock, based on the Frontier Average Closing Price.
     “Exchange Ratio” shall mean, subject to the limitations on the Total Stock Amount set forth below, the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Merger Consideration by the Frontier Average Closing Price.
     “Total Stock Amount” shall mean the product of (x) the Exchange Ratio and (y) the number of shares of Salem Common Stock outstanding as of the close of business on the Effective Date; provided, however, that the number of shares to be issued by Frontier on the Effective Date shall in no event be more than 3,230,589 ( the “Maximum Share Amount”) or less than 2,349,519 (the “Minimum Share Amount”). If based on the Frontier Average Closing Price, (i) the number of shares to be issued would exceed the Maximum Share Amount then the Total Stock Amount shall be decreased to the Maximum Share Amount and (ii) if the number of shares would be less than the Minimum Share Amount, then the Total Stock Amount shall be increased to the Minimum Share Amount.
          (B) All of the shares of Salem Common Stock converted into the Merger Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each a “Certificate”) previously representing any such shares of Salem Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (1) the Per Share Merger Consideration, (2) any dividends and other distributions in accordance with Section 2.1(B) hereof, and (3) any cash to be paid in lieu of any fractional share of Frontier Common Stock in accordance with Section 2.1(D) hereof.
          (C) If, between the Execution Date and the Effective Date, the shares of Salem Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Exchange Ratio and the Total Stock Amount.
          (D) As of the Effective Date, all shares of Salem Common Stock that are owned directly, or indirectly by Salem or Frontier or any of their respective Subsidiaries [other than shares of Salem Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Frontier Common Stock which are similarly held, whether held directly or indirectly by Frontier or Salem, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Frontier or Salem or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of Salem Common Stock, and shares of Frontier Common Stock which are similarly held, whether held directly or indirectly by Frontier or Salem, being referred to herein as “DPC Shares”)] shall be canceled and shall cease to exist and no stock of Frontier, cash or other consideration shall be delivered in exchange therefor.
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          (E) The calculations required by Section 1.2(A) shall be prepared jointly by Frontier and Salem prior to the Effective Date.
     1.3 UNEXERCISED OPTIONS.
          Notwithstanding anything to the contrary in this Agreement, and in addition to the Merger Consideration, each holder of a Salem Option that is unexercised as of the close of business on the Effective Date, shall receive cash for each share of Salem Common Stock into which the option is exercisable, equal in amount to the difference or spread between the Per Share Merger Consideration and the exercise price of such option.
          The names of the holders, dates of issuance and expiration, the number of shares subject to each such option, and the exercise price for all Salem Options as of the Execution Date are Previously Disclosed in Schedule 1.3(B). All such Salem Options issued under Salem’s 1992 Combined Incentive and Non-Qualified Stock Option Plan shall be 100% vested and exercisable thirty (30) days prior to the Effective Date and all such options issued under Salem’s 2003 Stock Option Plan shall be 100% vested and exercisable fifteen (15) days prior to the Effective Date, pursuant to the terms of such Plans. The Board of Directors of Salem shall notify all optionees in writing of such exercisability of their options and the termination of their options after the Effective Date, at least sixty (60) days prior to the Effective Date, pursuant to the 1992 Plan and the 2003 Plan.
     1.4 DISSENTING SHARES. Notwithstanding anything to the contrary in this Agreement, each Dissenting Share whose holder, as of the Effective Date of the Merger, has not effectively withdrawn or lost his dissenters’ rights under ORS 711.180 (the “Appraisal Laws”) shall not be converted into or represent a right to receive Frontier Common Stock, but the holder of such Dissenting Share shall be entitled only to such rights as are granted by the Appraisal Laws, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Appraisal Laws, in which case each such share shall be deemed to have been converted at the Effective Date into the right to receive Frontier Common Stock without any interest thereon. Each holder of Dissenting Shares who becomes entitled to payment for his Salem Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Dissenting Shares from Frontier (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).
     1.5 TAX CONSEQUENCES. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.
ARTICLE II. EXCHANGE OF SHARES
     2.1 EXCHANGE PROCEDURES.
          (A) As soon as practicable after the Effective Date, Frontier or its designated third-party transfer agent (the “Exchange Agent”) shall mail to each holder of record of a Certificate or Certificates, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Salem shall have the right to review both the letter of transmittal and the instructions prior to the Effective Date and provide reasonable comments thereon. Upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Frontier Common Stock which such holder of Salem Common Stock became entitled to receive pursuant to the provisions of ARTICLE I hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the
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provisions of ARTICLE I, and the Certificate or Certificates so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.
          (B) No dividends or other distributions declared after the Effective Date with respect to Frontier Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE II. After the surrender of a Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore has become payable with respect to shares of Frontier Common Stock represented by such Certificate.
          (C) If any certificate representing shares of Frontier Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Frontier Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
          (D) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Frontier Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Frontier Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Frontier. In lieu of the issuance of any such fractional share, Frontier shall pay to each former shareholder of Salem who otherwise would be entitled to receive a fractional share of Frontier Common Stock an amount in cash determined by multiplying (1) the average of the Daily Sales Prices of Frontier Common Stock for the five Trading Days immediately preceding the Effective Date by (2) the fraction of a share of Frontier Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.2 hereof.
          (E) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Frontier, the posting by such person of a bond in such amount as Frontier may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.
          (F) Certificates surrendered for exchange by any person constituting an “affiliate” of Salem for purposes of Rule 145 of the Securities Act shall not be exchanged for certificates representing Frontier Common Stock until Frontier has received a written agreement from such person as specified in Section 6.7.
     2.2 SHAREHOLDER RIGHTS; STOCK TRANSFERS.
          (A) After the Effective Date, there shall be no transfers on the stock transfer books of Salem of the shares of Salem Common Stock which were issued and outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Frontier Common Stock and cash for any fractional shares, as provided in this ARTICLE II.
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          (B) Any shareholder of Salem who has not theretofore complied with the exchange procedures set forth in Section 2.1 shall thereafter look only to Frontier for payment of the Merger Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Frontier Common Stock deliverable in respect of each share of Salem Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Frontier, Frontier Bank, Salem, the Exchange Agent or any other person shall be liable to any former holder of shares of Salem Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
ARTICLE III. ACTIONS PENDING CLOSING
     Unless otherwise agreed to in writing by Frontier, following the Execution Date until the Effective Date, Salem shall conduct its business in the ordinary and usual course consistent with past practice and shall use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees identified by Frontier Bank, and Salem, without the prior written consent of Frontier, will not:
     3.1 CAPITAL STOCK. Except for the exercise of outstanding Salem Options, or as Previously Disclosed in Schedule 5.1(B), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of Salem, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of Salem Common Stock to become subject to grants of stock options, warrants, stock appreciation rights, or any other stock-based employee compensation rights.
     3.2 DIVIDENDS, ETC. Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, or directly or indirectly combine, split, subdivide, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or, other than as permitted in or contemplated by this Agreement (and except for the acquisition of Trust Account Shares and DPC Shares), authorize the creation or issuance of, or issue, any additional shares of its capital stock or any Rights with respect thereto.
     3.3 INDEBTEDNESS; LIABILITIES; ETC. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity.
     3.4 OPERATING PROCEDURES; CAPITAL EXPENDITURES; ETC. Except as may be directed by any regulatory agency, (A) change its lending, investment, liability management or other material banking policies in any material respect, or (B) commit to incur any further capital expenditures beyond those Previously Disclosed in Schedule 3.4 other than in the ordinary course of business and not exceeding $100,000 individually or $500,000 in the aggregate.
     3.5 SUBSIDIARIES. Organize or acquire, directly or indirectly, any Subsidiaries.
     3.6 COMPENSATION; EMPLOYMENT AGREEMENTS, ETC. Except as Previously Disclosed in Schedule 3.6, enter into or amend any employment, severance or similar agreement or arrangement with any of its directors, officers or employees, or grant any salary or wage increase, amend the terms of any Salem Option or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice.
     3.7 BENEFIT PLANS. Except as Previously Disclosed in Schedule 3.7, enter into or modify (except as may be required by Section 409A of the Code) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other
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employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including taking any action that accelerates the vesting or exercise of any benefits payable thereunder.
     3.8 CONTINUANCE OF BUSINESS. Dispose of or discontinue any portion of its assets, business or properties that exceeds $25,000 in value or is otherwise material to Salem’s business, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity that exceeds $25,000 in value or is otherwise material to Salem (except foreclosures or acquisitions by Salem in its fiduciary capacity and loan participations, in each case in the ordinary course of business consistent with past practice).
     3.9 AMENDMENTS. Amend its Articles of Incorporation or Bylaws.
     3.10 CLAIMS. Settle any claim, litigation, action or proceeding involving any liability for money damages in excess of $25,000 or material restrictions upon the operations of Salem.
     3.11 CONTRACTS. Except as previously disclosed on Schedule 3.11, enter into, renew, terminate or make any change in any Salem Contract involving future payments in excess of $25,000, except in the ordinary course of business consistent with past practice with respect to contracts, agreements and leases that are terminable by it without penalty on no more than 30 days’ prior written notice.
     3.12 LOANS. Extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices or, without prior notice to and consultation with Frontier’s Chief Executive Officer, make any new loan or renew any existing loan in a principal amount in excess of $500,000.
     3.13 AGREEMENTS. Agree to, or make any commitment to, take any of the actions prohibited by this ARTICLE II.
ARTICLE IV. FRONTIER FORBEARANCES
     Following the Execution Date until the Effective Date, except as expressly contemplated or permitted by this Agreement, Frontier and Frontier Bank shall not, without the prior written consent of Salem:
     4.1 AMENDMENTS. Amend, repeal or otherwise modify any provision of Frontier’s articles of incorporation or bylaws in a manner that would adversely affect Salem or the transactions contemplated by this Agreement.
     4.2 REORGANIZATION. Take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
     4.3 CONDITIONS. Take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied.
     4.4 AGREEMENTS. Agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this ARTICLE IV. Subject to the foregoing limitations, it is understood that Frontier is not prohibited from pursuing or completing acquisitions of other banks and financial institutions during the term of this Agreement.
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ARTICLE V. REPRESENTATIONS AND WARRANTIES
     5.1 SALEM REPRESENTATIONS AND WARRANTIES. Salem hereby represents and warrants to Frontier and Frontier Bank as follows:
          (A) ORGANIZATION, QUALIFICATION AND AUTHORITY. Salem is duly qualified to do business in each state of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on it. Salem has in effect all federal, state and local governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it. Except as set forth in Schedule 5.1(A), Salem is, and there has not been any event or occurrence since January 1, 2002 that could reasonably be expected to result in a determination that Salem is not, “well capitalized” and “well managed” as a matter of federal banking law. Salem has at least a “satisfactory” rating under the Community Reinvestment Act. Salem is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law and all premiums and assessments required to be paid in connection therewith have been paid.
          (B) SHARES; OPTIONS.
               (1) As of the Execution Date, (1) the outstanding shares of Salem’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights, and (2) except as Previously Disclosed in Schedule 5.1(B), there are no shares of capital stock or other equity securities of Salem outstanding and no outstanding Rights with respect thereto.
               (2) As of the Execution Date, Salem has 10,000,000 authorized shares of common stock, $1.25 par value (“Salem Common Stock”), of which 3,263,221 shares of Salem Common Stock are issued and outstanding, no other class of capital stock being authorized.
               (3) As of the Execution Date, Salem has 540,000 shares of Salem Common Stock reserved for issuance under an employee stock option plan pursuant to which options covering 52,059 shares of Salem Common Stock are outstanding (“Salem Options”), at a weighted average exercise price of $14.46 per share.
               (4) Except as Previously Disclosed in Schedule 5.1(C), or as authorized by this Agreement, there are no shares of capital stock of Salem authorized and reserved for issuance; and Salem has no Rights issued or outstanding, and has no commitment to authorize, issue or sell any such shares or any Rights. The term “Rights” means securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, warrants, calls or commitments relating to, shares of capital stock. There are no preemptive rights with respect to Salem Common Stock.
          (C) SALEM SUBSIDIARIES. Salem has no Subsidiaries. Except as previously disclosed in Schedule 5.1(C), Salem does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization.
          (D) CORPORATE AUTHORITY. Subject to any necessary receipt of approval by its shareholders referred to in Section 7.1(A), Salem has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Salem. The Board of Directors of Salem has determined that this Agreement and the transactions contemplated hereby are advisable and in
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the best interests of Salem and its shareholders, has directed that this Agreement be submitted to Salem’s shareholders for approval and adoption at a duly held meeting of such shareholders, has determined to recommend such approval and has adopted a resolution to the foregoing effect. Except for the approval and adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Salem Common Stock entitled to vote at such meeting, no other corporate proceedings on the part of Salem are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Salem and (assuming due authorization, execution and delivery by Frontier) constitutes the valid and binding obligation of Salem, enforceable against Salem in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).
          (E) CORPORATE MINUTES. The minute books of Salem Previously Disclosed to Frontier contain true, complete and correct records of all meetings and other corporate actions held or taken since December 31, 2002 of Salem’s shareholders and Board of Directors (including committees of its Board of Directors).
          (F) NO DEFAULTS. Subject to the approval by its shareholders referred to in Section 7.1(A), the required regulatory approvals referred to in Section 7.1(B), and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 5.1(F), the execution, delivery and performance of this Agreement and the consummation by Salem to the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Salem or to which Salem or its properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it, (2) constitute a breach or violation of, or a default under, its Articles of Incorporation or Bylaws, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it.
          (G) FINANCIAL REPORTS.
               (1) Except as Previously Disclosed in Schedule 5.1(G), (1) Salem’s audited balance sheet as of December 31 for the fiscal years 2005 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended 2004 through 2006, inclusive, and all subsequent unaudited quarterly financial statements of Salem, and (2) its call report for the fiscal year ended December 31, 2006, and all other financial reports filed or to be filed subsequent to December 31, 2006, in the form filed with the FDIC and the Department (in each such case under the foregoing clauses (1) and (2), the “Salem Financial Reports”), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Salem Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in the Salem Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to recurring year-end audit adjustments normal in nature and amount in the case of unaudited
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statements. No Person has resigned or been dismissed as independent public accountants of Salem as a result of or in connection with any disagreements with Salem on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
               (2) Since December 31, 2006, (i) through the date hereof, neither Salem nor, to the knowledge of the officers of Salem, any director, officer, employee, auditor, accountant or representative of Salem has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, internal controls, procedures, methodologies or methods of Salem, including any material complaint, allegation, assertion or claim that Salem has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Salem, whether or not employed by Salem, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Salem or any of its officers, directors, employees or agents to the Board of Directors of Salem or any committee thereof or to any director or officer of Salem.
          (H) ABSENCE OF UNDISCLOSED LIABILITIES. Except as Previously Disclosed on Schedule 5.1(H), Salem has no obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Salem Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as Previously Disclosed on Schedule 5.1(H), since December 31, 2006, Salem has not incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Salem) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Salem.
          (I) ABSENCE OF CERTAIN CHANGES OR EVENTS.
               (1) Except as Previously Disclosed on Schedule 5.1(I), since December 31, 2006, no event has occurred that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.
               (2) Except as set forth in Schedule 5.1(I), since December 31, 2006, through and including the date of this Agreement, Salem has carried on its business in all material respects in the ordinary course of business consistent with past practice.
               (3) Except as set forth in Schedule 5.1(I), since December 31, 2006, Salem has not (i) except for (A) normal increases for non-executive officer employees made in the ordinary course of business consistent with past practice, or (B) as required by applicable law, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2006 (which amounts have been Previously Disclosed to Frontier), granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay (except as required under the terms of the Employment Agreements), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted any options to purchase shares of Salem Common Stock, any restricted shares of Salem Common Stock or any right to acquire any shares of its capital stock to any executive officer, director or employee other than grants to employees made in the ordinary course of business consistent with past practice under Salem’s 1992 and 2003 Stock Option Plans, (iii) made, changed or revoked any material Tax election or changed any Tax or financial accounting methods, principles or practices of Salem affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (iv) suffered any strike, work stoppage, slow-down, or other labor disturbance.
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          (J) PROPERTIES. Except as reserved against in the Salem Financial Reports, and as disclosed in title insurance policies held by Salem, Salem has good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character (each an “Encumbrance”), to all of the properties and assets, tangible and intangible, reflected in the Salem Financial Reports as being owned by Salem as of the dates thereof other than those Encumbrances that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Salem and except those Encumbrances of record. All buildings and all material fixtures, equipment, and other property and assets that are held under leases or subleases by Salem are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it.
          (K) LITIGATION; REGULATORY ACTION. Except as Previously Disclosed in Schedule 5.1(K), no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Salem or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and to Salem’s Knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 5.1(K), Salem is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or nor set forth on Schedule 5.1(K), a “Regulatory Agreement”), any Regulatory Authority that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has Salem been advised by any Regulatory Authority that it is considering issuing or requesting any Regulatory Agreement.
          (L) COMPLIANCE WITH LAWS. Except as Previously Disclosed in Schedule 5.1(L), Salem:
               (1) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to its business; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Salem’s Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;
               (2) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Salem is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Salem, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Salem, or (c) requiring any of Salem (or any of its officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy);
               (3) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Salem: Salem has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable state and federal
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law and regulation and common law; and none of Salem, or any director, officer or employee of Salem has committed any breach of trust or fiduciary duty with respect to any such fiduciary account and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account;
               (4) Schedule 5.1(L) sets forth, as of the date hereof, a schedule of all officers and directors of Salem who have outstanding loans from Salem, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two years immediately preceding the date hereof; and
               (5) Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.
          (M) MATERIAL CONTRACTS.
               (1) Except as Previously Disclosed in Schedule 5.1(MM), Salem is not a party to or bound by any contract (whether written or oral), including but not limited to any Compensation and Benefit Plan, (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due or increasing in amount, or the acceleration or vesting of any rights to any payment or benefits, from Frontier, Salem, the Resulting Bank or any of their respective Subsidiaries to any officer, director, employee or consultant of Salem, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the Execution Date, (iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 30 days or less notice involving the payment of more than $25,000, or (v) which materially restricts the conduct of any line of business by Salem. Each contract, arrangement, commitment or understanding of the type described in this Section 5.1(M), whether or not set forth in Schedule 5.1(M), is referred to herein as a “Salem Contract.” Salem has Previously Disclosed to Frontier true and correct copies of each material contract, arrangement, commitment or understanding of the type described in this Section 5.1(M).
               (2) Except as set forth in Schedule 5.1(M), (i) each Salem Contract is valid and binding and in full force and effect, (ii) Salem has performed all obligations required to be performed by it to date under each Salem Contract, except where such noncompliance, individually or in the aggregate, would not have a Material Adverse Effect, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of Salem under any Salem Contract, and (iv) no other party to any Salem Contract is, to Salem’s Knowledge, in default in any respect thereunder.
          (N) REPORTS. Since January 1, 2003, Salem has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the Department, (2) the FDIC and (3) any other Regulatory Authorities having jurisdiction with respect to Salem. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
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          (O) BROKERS AND FINDERS. Neither Salem nor any of its respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Salem has engaged, and will pay a fee or commission to, McAdams Wright Ragen Incorporated in accordance with the terms of a letter agreement between McAdams Wright Ragen Incorporated and Salem, a true and correct copy of which has been Previously Disclosed by Salem to Frontier.
          (P) EMPLOYEE BENEFIT PLANS.
               (1) Schedule 5.1(P)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable “change of control” or similar provisions in any plan, contract or arrangement maintained or contributed to by Salem for the benefit of employees, former employees, directors, former directors or their beneficiaries (the “Compensation and Benefit Plans”). True and complete copies of all Compensation and Benefit Plans of Salem, including any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto, have been provided to Frontier.
               (2) All “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”), covering employees or former employees of Salem (the “ERISA Plans”), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in Schedule 5.1(P)(2) each ERISA Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under the Code has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Salem has not engaged in a transaction with respect to any ERISA Plan that could subject Salem to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.
               (3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Salem with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with Salem under Section 4001(a)(15) of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Salem does not presently contribute to a Multiemployer Plan and has not contributed to such a plan within the past five calendar years. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.
               (4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency”(whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Salem has not provided and is not required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.
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               (5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all “benefit liabilities,” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.
               (6) Salem has no obligations for retiree health and life benefits under any plan, except as set forth in Schedule 5.1(P)(6). There are no restrictions on the rights of Salem to amend or terminate any such plan without incurring any liability thereunder.
          (Q) APPROVALS. As of the Execution Date, to Salem’s Knowledge, there is no reason why the regulatory approvals referred to in Section 7.1(B) should not be obtained.
          (R) LABOR AGREEMENTS. Salem is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Salem the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it pending nor, to Salem’s Knowledge, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.
          (S) LOAN PORTFOLIO.
               (1) Except as Previously Disclosed in Schedule 5.1(S), Salem is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), other than Loans the unpaid principal balance of which does not exceed $50,000, under the terms of which the obligor was, as of March 31, 2007, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater shareholder of Salem, or to Salem’s Knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Schedule 5.1(S) sets forth (x) all of the Loans of Salem that as of March 31, 2007, were classified by any bank examiner (whether regulatory or internal) as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan, the identity of the borrower thereunder, the aggregate principal amount of such Loans by category (e.g., commercial real estate, consumer, C&I) and the amount of specific reserves with respect to each such category of Loan and the amount of reserves with respect to each such category of Loans, and (y) each asset of Salem that as of March 31, 2007, was classified as “Other Real Estate Owned” and the book value thereof.
               (2) Except where failure would not have a Material Adverse Effect on such Loan, each Loan in original principal amount in excess of $50,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
               (3) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Salem, all Loans originated by Salem, and all such
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Loans purchased, administered or serviced by Salem (including Loans held for resale to investors), were made or purchased and are administered or serviced, as applicable, in accordance with customary lending standards of Salem (and in the case of Loans held for resale to investors, the lending standards, if any, of such investors) and in accordance with applicable federal, state and local laws, regulations and rules. All such Loans (and any related guarantees) and payments due thereunder are, and on the Closing Date will be, free and clear of any lien, pledge, charge, security interest or other similar encumbrance, and Salem has complied in all material respects, and on the Closing Date will have complied in all material respects, with all laws and regulations relating to such Loans.
               (4) None of the agreements pursuant to which Salem has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
               (5) Salem is not now nor has it ever been since January 1, 2003 subject to any material fine, suspension, settlement or other agreement or other administrative agreement or sanction by, or any material reduction in any loan purchase commitment from any Agency or any federal or state agency relating to the origination, sale or servicing of mortgage or consumer Loans. Salem has not received any notice, nor does it have any reason to believe, that any Agency proposes to limit or terminate the underwriting authority of Salem or to increase the guarantee fees payable to any such Agency.
               (6) Salem is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, including the Truth-In-Lending Act and Regulation Z, the Equal Credit Opportunity Act and Regulation B, the Real Estate Settlement Procedures Act and Regulation X, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act and all Agency and other investor and mortgage insurance company requirements relating to the origination, sale and servicing of mortgage and consumer Loans.
               (7) To the Knowledge of Salem, each Loan included in a pool of Loans originated, acquired or serviced by Salem (a “Salem Pool”) meets all eligibility requirements (including all applicable requirements for obtaining mortgage insurance certificates and loan guaranty certificates) for inclusion in such Salem Pool. All such Salem Pools have been finally certified or, if required, recertified in accordance with all applicable laws, rules and regulations, except where the time for certification or recertification has not yet expired. To the Knowledge of Salem, no Salem Pools have been improperly certified, and no Loan has been bought out of a Salem Pool without all required approvals of the applicable investors.
          (T) ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses shown on the consolidated balance sheets in the December 31, 2006 Financial Reports of Salem was, and the allowance for possible loan losses to be shown on subsequent Financial Reports of Salem was and will be adequate in the opinion of the Board of Directors of Salem to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.
          (U) INSURANCE. Salem has taken all requisite action (including the making of claims and the giving of notices) pursuant to its directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are Known to Salem, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on Salem. Set forth in Schedule 5.1(U) is a list of all insurance policies maintained by or for the benefit of Salem or its directors, officers, employees or agents.
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          (V) AFFILIATES. Except as Previously Disclosed in Schedule 5.1(V), to the Knowledge of Salem, there is no person who, as of the Execution Date, may be deemed to be an “affiliate” of Salem as that term is used in Rule 145 under the Securities Act.
          (W) STATE TAKEOVER LAWS; ARTICLES OF INCORPORATION; BYLAWS. Salem has taken all necessary action to exempt this Agreement and the transactions contemplated by this Agreement from, and this Agreement and such transactions are exempt from any restrictive provisions of (1) any applicable moratorium, control share, fair price, business combination, or other federal or state anti-takeover laws and regulations, and (2) the Articles of Incorporation or Bylaws of Salem.
          (X) NO FURTHER ACTION. The entering into of this Agreement and the consummation of the transactions contemplated by this Agreement, do not and will not (1) require a vote of shareholders (other than as set forth in Section 7.1(A)), or (2) except as contemplated under this Agreement, result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Salem or under any agreement to which Salem is a party, or (3) restrict or impair in any way the ability of the other parties to exercise the rights granted under this Agreement.
          (Y) ENVIRONMENTAL MATTERS.
               (1) To Salem’s Knowledge, the Participation Facilities and the Loan/Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Salem.
               (2) There is no proceeding pending or, to Salem’s Knowledge, threatened before any court, governmental agency or board or other forum in which Salem or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by Salem or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Salem or have been Previously Disclosed in Schedule 5.1(Y)(2).
               (3) There is no proceeding pending or, to Salem’s Knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or Salem in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Salem or have been Previously Disclosed in Schedule 5.1(Y)(3).
               (4) To Salem’s Knowledge, there is no reasonable basis for any proceeding of a type described in subparagraph (2) or (3) of this paragraph (Y), except as has been Previously Disclosed in Schedule 5.1(Y)(4).
               (5) To Salem’s Knowledge, during the period of (a) ownership or operation by Salem of any of its current properties, (b) participation in the management of any Participation Facility by Salem, or (c) holding of a security or other interest in a Loan/Fiduciary Property by Salem, there have been no releases of Hazardous Material in, on, under or affecting any such
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property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Salem or have been Previously Disclosed in Schedule 5.1(Y)(5).
               (6) To Salem’s Knowledge, prior to the period of (a) ownership or operation by Salem of any of its current properties, (b) participation in the management of any Participation Facility by Salem, or (c) holding of a security or other interest in a Loan/Fiduciary Property by Salem, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan) Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Salem or have been Previously Disclosed in Schedule 5.1(Y)(6).
          (Z) TAX REPORTS. Except as Previously Disclosed in Schedule 5.2(Z), (1) all federal and state reports and returns and, to Salem’s Knowledge, all other reports and returns with respect to Taxes that are required to be filed by or with respect to Salem, including federal income tax returns of Salem (collectively, the “Tax Returns”), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Salem, and such Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns have been paid in full, (3) the Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (4) all Taxes due with respect to completed and settled examinations have been paid in full, (5) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on Salem, except as reserved against in the Salem Financial Reports, and (6) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of Salem.
          (AA) ACCURACY OF INFORMATION. The statements with respect to Salem contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Salem pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
          (BB) DERIVATIVES CONTRACTS. Salem is not a party to and has not agreed to enter into a Derivatives Contract or owns securities that are referred to as “structured notes” except for those Derivatives Contracts and structured notes Previously Disclosed in Schedule 5.1(BB). Schedule 5.1(BB) includes a list of any assets of Salem that are pledged as security for each such Derivatives Contract.
          (CC) ACCOUNTING CONTROLS. Salem has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of Salem is permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.
          (DD) FAIRNESS OPINION. Prior to the Execution Date, Salem has received an opinion from McAdams Wright Ragen Incorporated to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the
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shareholders of Salem is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded as of the Execution Date.
          (EE) REORGANIZATION. As of the Execution Date, to Salem’s Knowledge, there is no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.
          (FF) FDIC REPORTS. Salem has Previously Disclosed to Frontier a true and correct copy of each material communication relating to financial performance mailed by Salem to its shareholders since January 1, 2003 (the “Salem Reports”), and no such Salem Report contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date.
          (GG) INVESTMENT SECURITIES.
               (1) Salem has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity as set forth in Schedule 5.1(GG)), free and clear of any lien, pledge, charge, security interest or similar encumbrance, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Salem as set forth in Schedule 5.1(GG). Such securities are valued on the books of Salem in accordance with GAAP in all material respects.
               (2) Salem employs investment, securities, risk management and other policies, practices and procedures which Salem believes are prudent and reasonable in the context of its business. Prior to the date hereof, Salem has made available to Frontier in writing the material policies, practices and procedures.
          (HH) INTELLECTUAL PROPERTY. Except as set forth in Schedule 5.1(HH) and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Salem, (a) Salem owns, or is licensed to use (in each case, free and clear of any lien, pledge, charge, security interest or similar encumbrance), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Salem does not, to the knowledge of Salem, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Salem acquired the right to use any Intellectual Property; (c) no person is challenging, infringing on or otherwise violating any right of Salem with respect to any Intellectual Property owned by and/or licensed to Salem; (d) Salem has not received any written notice of any pending claim with respect to any Intellectual Property used by Salem and no Intellectual Property owned and/or licensed by Salem is being used or enforced in a manner that would be expected to result in the abandonment, cancellation or enforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress or other indications of origin, the goodwill associated with the foregoing and restrictions in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
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     5.2 FRONTIER AND FRONTIER BANK REPRESENTATIONS AND WARRANTIES. Frontier and Frontier Bank each hereby represent and warrant to Salem as follows:
          (A) ORGANIZATION, QUALIFICATION AND AUTHORITY. Each of Frontier and Frontier Bank is duly qualified to do business in the States of the United States where the failure to be duly qualified is reasonably likely to have a Material Adverse Effect on it. Each of Frontier and its Subsidiaries has in effect all federal state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier. As of March 31, 2007, Frontier Bank is “well capitalized” and “well managed” as a matter of federal banking law. Frontier Bank has at least a “satisfactory” rating under the Community Reinvestment Act. Frontier Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid.
          (B) SHARES.
               (1) The outstanding shares of Frontier’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as Previously Disclosed in Schedule 5.2(B), there are no shares of capital stock or other equity securities of it or its Subsidiaries outstanding and no outstanding Rights with respect thereto as of the Execution Date.
               (2) As of the Execution Date, Frontier has 100,000,000 authorized shares of common stock, no par value per share (“Frontier Common Stock”), of which approximately 44,506,185 shares of Frontier Common Stock are issued and outstanding, and 10,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding.
               (3) As of the Execution Date, Frontier Bank has 83,029 authorized shares of common stock, $37.50 par value per share (no other class of capital stock being authorized), of which 72,600 shares are issued and outstanding and owned by Frontier, the sole shareholder of Frontier Bank.
          (C) FRONTIER SUBSIDIARIES. Frontier has Previously Disclosed in Schedule 5.2(C) a list of all of its Subsidiaries. Each of its Subsidiaries that is a bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and the deposits of such Subsidiaries are insured by the Bank Insurance Fund of the FDIC. All of the shares of capital stock of each of its Subsidiaries held by Frontier or one of its Subsidiaries are fully paid and non-assessable and are owned by Frontier or one of its Subsidiaries free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance. Each of its Subsidiaries is duly organized and existing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business in the jurisdictions where the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it. Except as Previously Disclosed in Schedule 5.2(C), Frontier does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization.
          (D) CORPORATE AUTHORITY. Frontier has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved by the Board of Directors of Frontier. The Board of Directors of Frontier has determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Frontier and its shareholders. No other corporate proceedings on the part of Frontier are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Frontier and (assuming due
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authorization, execution and delivery by Salem) constitutes the valid and binding obligation of Frontier, enforceable against Frontier in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity).
          (E) NO DEFAULTS. Subject to receipt of the required regulatory approvals referred to in Section 7.1(B), and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 5.2(E), the execution, delivery and performance of its obligation under this Agreement and the consummation by Frontier and each of its Subsidiaries of the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Frontier or of any of its Subsidiaries or to which Frontier or any of its Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Frontier, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation or Bylaws of its or any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Frontier.
          (F) FINANCIAL REPORTS.
               (1) Except as Previously Disclosed in Schedule 5.2(F), (1) Frontier’s audited consolidated balance sheet as of December 31 for the fiscal years 2005 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal years ended 2004 through 2006, inclusive, as reported in Frontier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC under the Exchange Act, and all subsequent unaudited quarterly financial statements of Frontier, and (2) Frontier Bank’s call report for the fiscal year ended December 31, 2006, in the form filed with the FDIC and the Department (in each such case under the foregoing clauses (1) and (2), the “Frontier Financial Reports”), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Frontier Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in the Frontier Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to recurring year-end audit adjustments normal in nature and amount in the case of unaudited statements. No Person has resigned or been dismissed as independent public accountants of Frontier as a result of or in connection with any disagreements with Frontier on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
               (2) Since December 31, 2006, (i) through the date hereof, neither Frontier nor, to the knowledge of the officers of Frontier, any director, officer, employee, auditor, accountant or representative of Frontier has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, internal controls, procedures, methodologies or methods of Frontier, including any material complaint, allegation, assertion or claim that Frontier has
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engaged in questionable accounting or auditing practices, and (ii) no attorney representing Frontier, whether or not employed by Frontier, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Frontier or any of its officers, directors, employees or agents to the Board of Directors of Frontier or any committee thereof or to any director or officer of Frontier.
          (G) ABSENCE OF UNDISCLOSED LIABILITIES. Except as Previously Disclosed on Schedule 5.2(G), Frontier has no obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Frontier Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice. Except as Previously Disclosed on Schedule 5.2(G), since December 31, 2006, Frontier has not incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to Frontier) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier.
          (H) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as Previously Disclosed on Schedule 5.2(H), since December 31, 2006, no event has occurred which is reasonably likely to have a Material Adverse Effect on it. Except as set forth in Schedule 5.2(H), since December 31, 2006, Frontier has not (i) made, changed or revoked any material Tax election or changed any Tax or financial accounting methods, principles or practices of Frontier affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy or (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance.
          (I) LITIGATION; REGULATORY ACTION. Except as Previously Disclosed in Schedule 5.2(I) no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier or its Subsidiaries or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to Frontier’s Knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 5.2 (J), neither Frontier nor any of its Subsidiaries is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Schedule 5.2(J), a “Regulatory Agreement,” any Regulatory Authority that restricts the conduct of its business or that in any manner related to its capital adequacy, its credit policies, its management or its business, nor has Frontier or any of its Subsidiaries been advised by any Regulatory Authority that is considering issuing or requesting any Regulatory Agreement.
          (J) COMPLIANCE WITH LAWS. Except as Previously Disclosed in Schedule 5.2(J), each of Frontier and its Subsidiaries:
               (1) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to the business of it and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Frontier’s Knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;
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               (2) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Frontier or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier or its Subsidiaries, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Frontier or its Subsidiaries, or (c) requiring any of Frontier or its Subsidiaries (or any of its or their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy); and
               (3) Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.
          (K) REPORTS. Since January 1, 2003, each of Frontier and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the FDIC, (2) the Department, (3) the Federal Reserve Board, and (4) any other Regulatory Authorities having jurisdiction with respect to Frontier and its Subsidiaries. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
          (L) APPROVALS. As of the Execution Date, to Frontier’s Knowledge, there is no reason why the regulatory approvals referred to in Section 7.1(B) should not be obtained.
          (M) ACCURACY OF INFORMATION. The statements with respect to Frontier and its Subsidiaries contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Frontier pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
ARTICLE VI. COVENANTS
     Salem hereby covenants to Frontier and Frontier Bank, and each of Frontier and Frontier Bank hereby covenants to Salem, that:
     6.1 BEST EFFORTS. Subject to the terms and conditions of this Agreement and, in the case of Salem, to the exercise by its Board of Directors of such Board’s fiduciary duties, each party shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as soon as practicable, and in any event by March 31, 2008, and to otherwise enable consummation of the transactions contemplated by this Agreement, and shall cooperate fully with the other parties to that end (it being understood that any amendments to the Registration Statement or a re-solicitation of proxies as a consequence of a Frontier Transaction shall not violate this covenant).
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     6.2 PROXY STATEMENT; MEETING. Salem agrees to promptly assist Frontier in the preparation of a proxy statement (the “Proxy Statement”) to be mailed to the holders of Salem Common Stock in connection with the transactions contemplated by this Agreement and to be filed by Frontier in a registration statement (the “Registration Statement”) with the SEC as provided in Section 6.6, and Salem shall take all steps necessary to duly call, give notice of, convene and hold a meeting (the “Meeting”) of the holders of Salem Common Stock to be held as soon as practicable after the date on which the Registration Statement becomes effective for purposes of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. Subject to the exercise of its fiduciary duties, the Board of Directors of Salem shall recommend approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its shareholders in connection with this Agreement and, unless this Agreement has been terminated as provided herein, Salem shall use its reasonable best efforts to solicit and obtain votes of the holders of Salem Common Stock in favor of the approval of this Agreement and the transactions contemplated by this Agreement.
     6.3 REGISTRATION STATEMENT COMPLIANCE WITH SECURITIES LAWS. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement, and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of Salem relating to Salem and by or on behalf of Frontier relating to Frontier or its Subsidiaries, (A) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (B) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.
     6.4 PUBLICITY; PRESS RELEASES. Except as expressly permitted by this Agreement or otherwise required by law or the rules of NASDAQ, so long as this Agreement is in effect, neither Frontier nor Salem shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.
     6.5 ACCESS; INFORMATION.
          (A) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Date, to all its properties, books, contracts, commitments, records, officers, employees, accountants, counsel and other representatives and, during such period, it shall, and shall cause its Subsidiaries to, make available to the other party all information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the Execution Date. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
          (B) All information furnished to Frontier or Salem by the other party hereto pursuant to Section 6.5(A) shall be subject to, and the parties shall hold all such information in confidence in
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accordance with, the provisions of the confidentiality agreement, dated May 29, 2007 (the “Confidentiality Agreement”), between Frontier and Salem.
     6.6 REGISTRATION STATEMENT.
          (1) PREPARATION. Frontier shall, as promptly as practicable following the Execution Date, prepare and file the Registration Statement with the SEC with respect to the shares of Frontier Common Stock to be issued to the holders of Salem Common Stock pursuant to this Agreement, and Frontier shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof.
          (2) EFFECTIVENESS. Frontier will advise Salem, promptly after Frontier receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Frontier Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, and of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
     6.7 AFFILIATE AGREEMENTS. Salem will use its best efforts to induce each person who may be deemed to be an “affiliate” of Salem for purposes of Rule 145 under the Securities Act, to execute and deliver to Frontier on or before the mailing of the Proxy Statement for the Meeting, an agreement in the form attached hereto as Exhibit D restricting the disposition of the shares of Frontier Common Stock to be received by such person in exchange for such person’s shares of Salem Common Stock. Frontier agrees to use its best efforts to maintain the availability of Rule 145 for use by such “affiliates.”
     6.8 STATE TAKEOVER LAWS. No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to any applicable state takeover statute, and each party shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable state takeover law.
     6.9 NO RIGHTS TRIGGERED. Except for those consents of Third Parties Previously Disclosed on Schedule 5.1(F), Salem shall take all necessary steps to ensure that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Merger) and any other action or combination of actions, or any other transactions contemplated by this Agreement, do not and will not (A) result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of Salem or under any agreement to which Salem is a party (other than rights pursuant to agreements or arrangements listed or described on Schedules 3.6 and 9.4, or (B) restrict or impair in any way the ability of Frontier or Frontier Bank to exercise the rights granted under this Agreement.
     6.10 SHARES LISTED. Frontier shall use its best efforts to cause to be listed, prior to the Effective Date, on the NASDAQ Global Select Market upon official notice of issuance the shares of Frontier Common Stock to be issued to the holders of Salem Common Stock.
     6.11 REGULATORY APPLICATIONS. Frontier and Frontier Bank, each shall (A) promptly prepare and submit all necessary notices and applications to the appropriate Regulatory Authorities for approval of the Merger and other transactions contemplated by this Agreement, and (B) promptly make all other appropriate filings to secure all other approvals, consents and rulings that are necessary for the consummation of the Merger by Frontier Bank.
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     6.12 CURRENT INFORMATION.
          (A) During the period from the Execution Date to the Effective Date, each of Salem and Frontier shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.
          (B) Each of Salem and Frontier shall promptly notify the other of (1) any material change in the business or operations of it or its Subsidiaries, (2) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to it or its Subsidiaries, (3) the initiation or threat of material litigation involving or relating to it or its Subsidiaries, or (4) any event or condition that might reasonably be expected to cause any of its representations or warranties set forth in this Agreement not to be true and correct in all material respects as of the Effective Date or prevent it or its Subsidiaries from fulfilling its or their obligations under this Agreement.
     6.13 INSURANCE. Frontier will cause the persons serving as officers and directors of Salem immediately prior to the Effective Date to be covered for a period of three (3) years after the Effective Date by the current policies of directors and officers liability insurance maintained by Salem (or at Frontier’s option, under comparable policies maintained by Frontier) with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Date.
     6.14 TAX. Neither Salem nor Frontier, nor any of their Subsidiaries shall take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
ARTICLE VII. CONDITIONS PRECEDENT
     7.1 CONDITIONS TO EACH PARTY’S OBLIGATIONS. The obligation of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Effective Date, of the following conditions:
          (A) SHAREHOLDER VOTE. This Agreement and the transactions contemplated hereby shall have been duly approved by the requisite vote of Salem’s shareholders.
          (B) REGULATORY APPROVALS. The parties shall have procured all necessary regulatory consents and approvals by the appropriate Regulatory Authorities, and any waiting periods relating thereto shall have expired; provided, however, that no such approval or consent shall have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Frontier, would deprive Frontier of the material economic or business benefits of the transactions contemplated by this Agreement.
          (C) NO PENDING OR THREATENED CLAIMS. No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or the prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith.
          (D) NO INJUNCTION. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.
          (E) EFFECTIVE REGISTRATION STATEMENT. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.
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          (F) TAX OPINION. Frontier and Salem shall have received an opinion from Keller Rohrback L.L.P. (“Frontier’s Counsel”) in the form of Exhibit E(3) dated the Effective Date, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Date, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Frontier’s Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Frontier, Salem and others, reasonably satisfactory in form and substance to such counsel.
          (G) NASDAQ LISTING. The shares of Frontier Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ Global Select Market subject only to official notice of issuance.
     7.2 CONDITIONS TO OBLIGATIONS OF FRONTIER. Unless waived in writing by Frontier and Frontier Bank, the obligations of Frontier and Frontier Bank to consummate the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Effective Date of the following conditions:
          (A) PERFORMANCE. Each of the material acts, covenants and undertakings of Salem to be performed at or before the Effective Date shall have been duly performed in all material respects.
          (B) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Salem contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Salem.
          (C) OFFICER’S CERTIFICATE. In addition to the documents described elsewhere in this Agreement, Frontier and Frontier Bank shall have received the following documents and instruments:
               (1) A certificate signed by the secretary or assistant secretary of Salem certifying that: (i) Salem’s Board of Directors and shareholders have duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Salem is an officer of Salem, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Salem (copies of which shall be attached to such certificate) remain in full force and effect; and
               (2) A certificate signed by the president, chief financial officer, and chief lending officer of Salem dated the Effective Date stating that the conditions set forth in Sections 7.2(A), 7.2(B), 7.2(E), 7.2(F), 7.2(H), and 7.2(L) of this Agreement have been satisfied as of the Effective Date.
          (D) LEGAL OPINION. Frontier shall have received a legal opinion, dated the Effective Date, from Foster Pepper LLP, substantially in the form of Exhibit E(2).
          (E) NO MATERIAL ADVERSE CHANGE. During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the
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business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Salem which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Salem, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of Salem or Frontier or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Salem to consummate the transactions contemplated hereby.
          (F) OTHER BUSINESS COMBINATIONS, ETC. Other than as contemplated hereunder, subsequent to the Execution Date, Salem shall not have entered into any agreement, letter of intent, understanding or other arrangement pursuant to which Salem would merge, consolidate with, effect a business combination with, or sell any substantial part of Salem’s assets; acquire a significant part of the shares or assets of any other person or entity (financial or otherwise); or adopt any “poison pill” or other type of anti-takeover arrangement, any shareholder rights provision, or any “golden parachute” or similar program which would have the effect of materially decreasing the value of Salem or the benefits of acquiring Salem Common Stock.
          (G) RECEIPT OF AFFILIATE AGREEMENTS. Frontier shall have received from each affiliate of Salem the agreement referred to in Section 6.7.
          (H) DISSENTERS’ RIGHTS. The number of shares of Salem Common Stock for which cash is to be paid because dissenters’ rights of appraisal under the Appraisal Laws shall have been effectively preserved as of the Effective Date shall not exceed in the aggregate ten percent (10%) of the outstanding shares of Salem Common Stock.
          (I) VOTING AGREEMENT. Frontier shall have received from each director and each shareholder of Salem who as of the date hereof controls more than five percent (5%) of the issued and outstanding shares of Salem Common Stock and their respective affiliates, the Voting Agreement in substantially the same form set forth as Exhibit A.
          (J) DIRECTOR’S AGREEMENT. Frontier shall have received from each director of Salem the Director’s Agreement in substantially the same form set forth as Exhibit B.
          (K) NONCOMPETITION AGREEMENTS. Frontier shall have received the noncompetition and nonsolicitation agreements from Jon R. Johnson, David DeSemple and Larry Johnson with Frontier and Frontier Bank to be effective as of the Closing (the “Noncompetition Agreements”) substantially in the form of Exhibits C1, C2 and C3.
          (L) TRANSACTION EXPENSES. Salem shall not have incurred expenses in connection with the transactions contemplated by this Agreement that exceed $950,000 in the aggregate. This figure includes potential change of control payments, legal and accounting fees, but does not include the investment banking fee payable to McAdams Wright Ragan Incorporated at closing (estimated at $25,000) and costs or expenses that may be incurred in conjunction with the closing of the Merger, such as conforming to accounting adjustments in connection with Closing or the Merger or conversion and integration costs incurred with respect to any data systems conversion.
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     7.3 CONDITIONS TO OBLIGATIONS OF SALEM. Unless waived in writing by Salem, the obligation of Salem to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Effective Date of the following conditions:
          (A) PERFORMANCE. Each of the material acts, covenants and undertakings of Frontier and Frontier Bank to be performed at or before the Effective Date shall have been duly performed in all material respects.
          (B) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Frontier and Frontier Bank contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Frontier.
          (C) OFFICER’S CERTIFICATE. In addition to the documents described elsewhere in this Agreement, Salem shall have received the following documents and instruments:
               (1) A certificate signed by the secretary or assistant secretary of Frontier and Frontier Bank certifying that: (i) the Board of Directors of each of Frontier and Frontier Bank has duly adopted resolutions (copies of which shall be attached to such certificate) approving this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and certifying that such resolutions have not been amended and remain in full force and effect; (ii) each person executing this Agreement on behalf of Frontier or Frontier Bank is an officer of Frontier or Frontier Bank, respectively, holding the office or offices specified therein, with full power and authority to execute this Agreement and any and all other documents in connection with the Agreement, and the signature of each person on such documents is his or her genuine signature; and (iii) the Articles of Incorporation and Bylaws of Frontier and Frontier Bank (copies of which shall be attached to such certificate) remain in full force and effect; and
               (2) A certificate signed by the President, Chief Financial Officer and Chief Lending Officer of Frontier and Frontier Bank dated the Effective Date stating that the conditions set forth in Sections 7.3(A), 7.3(B) and 7.3(E) of this Agreement have been satisfied as of the Effective Date.
          (D) LEGAL OPINION. Salem shall have received a legal opinion, dated the Effective Date, from Keller Rohrback L.L.P. in substantially the form of Exhibit E(1).
          (E) NO MATERIAL ADVERSE CHANGE. During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Frontier and/or its Subsidiaries which is reasonably likely, individually or in the aggregate to have a Material Adverse Effect on Frontier and/or its Subsidiaries, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of Salem or Frontier or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Frontier and/or its Subsidiaries to consummate the transactions contemplated hereby.
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          (F) REORGANIZATION. Nothing shall have come to Salem’s attention to cause it to have the reasonable belief, after consultation with its legal advisors, that the Merger will not be treated as a reorganization within the meaning of Section 368(a) of the Code.
          (G) FAIRNESS OPINION. Salem’s financial advisor, McAdams Wright Ragen Incorporated, shall not have withdrawn its fairness opinion described in Section 5.1(DD), prior to the Effective Date.
ARTICLE VIII. TERMINATION AND AMENDMENT
     8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Date, before or after approval of the matters presented in connection with the Merger by the holders of Salem Common Stock, under each of the following conditions:
          (A) MUTUAL CONSENT. By the mutual consent of Frontier and Salem, if the Board of Directors of each so determines by vote of a majority of the members of its entire board.
          (B) DELAY. By Frontier or Salem in the event the Merger is not consummated by March 31, 2008, unless the failure of the consummation of the transactions to occur shall be due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; provided, however, that a party may not terminate the Agreement pursuant to this Section 8.1(B) if it is in material breach of any of the provisions of the Agreement.
          (C) NO REGULATORY APPROVALS. By Frontier or Salem, in the event that any of the required regulatory approvals set forth in Section 7.1(B) are denied (or should any such required approval be conditioned upon a substantial deviation from the transactions contemplated); provided however, that either party may extend the term of this Agreement for a sixty (60) day period to prosecute diligently and overturn such denial provided that such denial has been appealed within fourteen (14) business days of the receipt thereof.
          (D) BREACH OF WARRANTY. By either Frontier or Salem (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Date; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 8.1(D) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 7.2(B) (in the case of a breach of representation or warranty by Salem) or Section 7.3(B) (in the case of a breach of representation or warranty by Frontier).
          (E) BREACH OF COVENANT. By either Frontier or Salem (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Effective Date.
          (F) SUPERIOR PROPOSAL. By Salem, in the event that the Board of Directors of Salem determines in good faith, after consultation with its financial adviser and outside counsel, that in light of a Superior Proposal (as defined in Section 9.3) it would not be consistent with its fiduciary duties to Salem and to Salem’s shareholders under applicable law to continue with the transactions contemplated under this Agreement; provided, however, that the Board of Directors of Salem may terminate this
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Agreement pursuant to this Section 8.1(F) solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 8.1(F) only after the fifth day following Frontier’s receipt of written notice advising Frontier that the Board of Directors of Salem is prepared to accept a Superior Proposal, and only if, during such five-day period, if Frontier so elects, Salem and its advisors shall have negotiated in good faith with Frontier to make such adjustments in the terms and conditions of this Agreement as would enable Frontier to proceed with the transactions contemplated herein on such adjusted terms.
          (G) SHAREHOLDER APPROVAL. By either Frontier or Salem if the approval of the shareholders of Salem required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.
          (H) FRONTIER CONDITIONS PRECEDENT. By Frontier as a result of (1) a Material Adverse Change in Salem as set forth in Section 7.2(E), or (2) exercised dissenters’ rights exceeding 10% as set forth in Section 7.2(H).
          (I) SALEM CONDITIONS PRECEDENT. By Salem as a result of a Material Adverse Change in Frontier as set forth in Section 7.3(E), or if the condition set forth in Section 7.3(E) cannot be satisfied.
          (J) NO FAIRNESS OPINION. By Salem in the event the fairness opinion described in Section 7.3(G) is withdrawn; provided, however, if this Agreement is terminated in reliance upon this Section 8.1(J) and Salem enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 9.3(D) within twenty four (24) months of the termination of this Agreement pursuant to this Section 8.1(J), Salem shall pay Frontier $1,000,000.
     8.2 EFFECT OF TERMINATION.
          (A) In the event of termination of this Agreement by either Frontier or Salem as provided in Section 8.1, this Agreement shall forthwith become void and have no effect except (1) Sections 6.5(B), 8.1(C), 8.1(J), 8.2 and 9.3 shall survive any termination of this Agreement, and (2) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
          (B) If (i) Salem terminates this Agreement pursuant to Section 8.1(F), (ii) Frontier terminates this Agreement pursuant to Section 8.1(D) or Section 8.1(E), or (iii) either party terminates this Agreement pursuant to Section 8.1(G), Salem shall pay to Frontier a termination fee equal to $1,000,000 (the “Termination Fee Amount”) by wire transfer of same day funds on the date of termination. The Termination Fee Amount shall also be payable by Salem under the circumstances set forth in Section 8.1(J) and Section 8.1(C).
          (C) In the event that an Acquisition Proposal with respect to Salem shall have been made known to Salem and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of Salem, and thereafter (1) this Agreement is terminated by either Frontier or Salem pursuant to either (i) Section 8.1(B) hereof and prior to such termination the shareholders of Salem shall not have previously approved the Merger, or (ii) Section 8.1(G) hereof as a result of the failure of the shareholders of Salem to approve the Merger, and (2) within twenty-four (24) months of such termination Salem enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 9.3(D), then upon the first occurrence of an event contemplated by this clause (2) Salem shall pay Frontier the Termination Fee Amount.
Appendix A

          (D) If Salem terminates this Agreement pursuant to Section 8.1(D) or Section 8.1(E), Frontier shall pay to Salem a termination fee equal to $1,000,000 by wire transfer of same day funds on the date of termination.
          (E) The parties agree that the agreements contained in Sections 8.2(B), 8.2(C) and 8.2(D) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.
     8.3 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any date before or after approval of the matters presented in connection with the Merger by the shareholders of Salem; provided, however, that after any approval of the transactions contemplated by this Agreement by Salem’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to Salem shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     8.4 EXTENSION; WAIVER. At any time prior to the Effective Date, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX. ADDITIONAL AGREEMENTS
     9.1 ADDITIONAL AGREEMENTS. In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Resulting Bank with full title to all properties, assets, rights, approvals, immunities and franchise of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other party.
     9.2 BENEFIT PLANS.
          (A) Upon consummation of the Merger, except as provided in the Employment Agreements, entered into with certain officers of Salem, all employees of Salem shall be deemed to be at-will employees of Frontier and its Subsidiaries. From and after the Effective Date, employees of Salem shall be entitled to participate in the pension, employee benefit and similar plans (including stock option, bonus or other incentive plans) on substantially the same terms and conditions as similarly situated employees of Frontier and its Subsidiaries. For the purpose of determining eligibility to participate in such plans and the vesting and related calculations of benefits under such plans (but not for the vesting under Frontier’s 2006 Stock Incentive Plan or accrual of benefits under any such plan), Frontier shall give effect to years of service with Salem as if such service were with Frontier or its Subsidiaries.
          (B) As of or prior to the Effective Date, Salem shall adopt the relevant resolutions of its Board of Directors necessary to terminate the Salem 401(k) Plan (the “Salem 401(k) Plan”). In connection with such termination, the Salem 401(k) Plan shall be submitted to the Internal Revenue Service for a determination regarding its qualification upon termination and, upon receipt of a favorable determination letter, distributions shall be made to participants in accordance with ERISA, the Code, and
Appendix A

the Salem 401(k) Plan as soon as practicable after the receipt of the determination letter. Neither Frontier, nor Frontier Bank, shall have any obligation to make contributions to the Salem 401(k) Plan after the Effective Date. Participants in the Salem 401(k) Plan who become employees of Frontier or Frontier Bank will be permitted, subject to the terms of the Salem 401(k) Plan, to rollover such distributions to Frontier’s 401(k) Plan.
     9.3 CERTAIN ACTIONS.
          (A) Except with respect to this Agreement and the transactions contemplated hereby, neither Salem nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) shall, directly or indirectly, initiate, solicit, encourage or facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).
          (B) Notwithstanding anything herein to the contrary, Salem and its Board of Directors shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) Salem’s Board of Directors concludes in good faith and consistent with its fiduciary duties to Salem’s shareholders under applicable law that such Acquisition Proposal may result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, Salem’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, Salem’s Board of Directors notifies Frontier promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.
          (C) Salem agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties conducted heretofore with respect to any Acquisition Proposal, and shall use reasonable best efforts to cause all persons other than Frontier who have been furnished confidential information regarding Salem in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date hereof promptly to return or destroy such information. Salem agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Salem is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any person to make an Acquisition Proposal.
          (D) For purposes of this Section 9.3:
               (1) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving Salem or any proposal or offer to acquire a substantial equity interest in (other than as part of a public offering to raise capital that does not require shareholder approval), or (other than in the ordinary course of business) a substantial portion of the assets of, Salem, other than the transaction contemplated or permitted by this Agreement.
               (2) The term “Superior Proposal” means, with respect to Salem, any written Acquisition Proposal made by a person other than Frontier which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving Salem, (b) a sale, lease, exchange, transfer, or other disposition of at least
Appendix A

25% of the assets of Salem, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 25% or more of the Salem Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of Salem in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.
     9.4 EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS. As of the Effective Date, Frontier shall assume and honor and shall cause Frontier Bank to assume and to honor in accordance with their terms (i) the change of control agreements with Jon R. Johnson, David DeSemple and Larry Johnson as described in Schedule 9.4 and as amended as of the Closing by the Noncompetition Agreement, and (ii) to the extent the Effective Date occurs prior to December 31, 2007, the employment agreement with Richard M. Rusch as described in Schedule 9.4 which terminates December 31, 2007 (collectively, the “Employment Agreements”). Frontier acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of Salem for all purposes under such Employment Agreements.
ARTICLE X. GENERAL PROVISIONS
     10.1 CLOSING; EFFECTIVE DATE. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. on the first day which is at least one business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in ARTICLE VII (other than those conditions which relate to actions to be taken at the Closing) (the “Effective Date”), at the offices of Keller Rohrback L.L.P., unless another time, date or place is agreed to in writing by the parties hereto. On the Effective Date, a certificate of merger will be issued by the Department of Financial Institutions of the State of Washington in accordance with applicable law.
     10.2 SURVIVAL. Only those agreements and covenants in this Agreement that by their express terms apply in whole or in part after the Effective Date shall survive the Effective Date. All other representations, warranties, and covenants shall be deemed only to be conditions of the Merger and shall not survive the Effective Date.
     10.3 COUNTERPARTS. This Agreement may be executed in one or more facsimile counterparts, each of which shall be deemed to constitute an original. This Agreement shall become effective when one counterpart has been signed by each party.
     10.4 GOVERNING LAW; VENUE. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Washington, without regard to any applicable conflict of law, and venue of any legal action or proceeding between the parties related to this Agreement shall be in Seattle, Washington.
     10.5 EXPENSES. Each party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.
     10.6 NOTICES. All notices, requests and other communications hereunder to a “party” shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram, certified or registered mail, overnight courier, telecopy or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the parties.
Appendix A

If to Frontier or Frontier Bank to:
FRONTIER FINANCIAL CORPORATION
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, WA 98203
Telephone: (425) 514-0700
Fax: (425) 514-0718
Attn: John J. Dickson, President and CEO

With a copy to:	Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Fax: (206) 623-3384
Attn: Thomas A. Sterken

If to Salem, to:	BANK OF SALEM
1995 Commercial Street SE
Salem, OR 97302
Telephone: (503) 585-5290
Fax: (503) 585-7368
Attn: Jon R. Johnson, President and CEO

With a copy to:	Foster Pepper LLP
601 SW 2nd Avenue, Suite 1800
Portland, OR 97204-3171
Telephone: (503) 221-0607
Fax: (503) 221-1510
Toll Free: (800) 243-0472
Attn: Gordon E. Crim
     10.7 ENTIRE UNDERSTANDING. This Agreement (which includes the Exhibits and Schedules thereto) represents the entire understanding of the parties with reference to transactions contemplated by this Agreement and supersedes any and all other oral or written agreements previously made, other than the Confidentiality Agreement between Frontier and Salem.
     10.8 ENFORCEMENT PROCEEDINGS. In any action or proceeding in connection with the enforcement of this Agreement, the prevailing party will be entitled to reimbursement of its reasonable attorneys’ fees and expenses from the non-prevailing party.
     10.9 HEADINGS. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.
     10.10 ENFORCEMENT OF CONFIDENTIALITY AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in Section 0 of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of Section 6.5(B) of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
     10.11 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such
Appendix A

invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.
     10.12 ASSIGNMENT; NO THIRD PARTY BENEFICIARIES. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
     IN WITNESS WHEREOF, the parties have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

FRONTIER FINANCIAL CORPORATION
By:	/s/ JOHN J. DICKSON
John J. Dickson
President and Chief Executive Officer

FRONTIER BANK
By:	/s/ JOHN J. DICKSON
John J. Dickson
President and Chief Executive Officer

BANK OF SALEM
By:	/s/ JON R. JOHNSON
Jon R. Johnson
President and Chief Executive Officer

Appendix A

APPENDIX B — DISSENTERS’ RIGHTS UNDER THE OREGON BANK ACT
Chapter 711 of the Oregon Revised Statutes
711.175 Stockholder’s right to dissent to merger, share exchange or transfer of assets or liabilities.
     (1) A stockholder of an Oregon stock bank may dissent from the following:
     (a) A plan of merger pursuant to which the Oregon stock bank is not the resulting insured institution;
     (b) A plan of merger pursuant to which the Oregon stock bank is the resulting insured stock institution and the number of its voting shares outstanding immediately after the merger, plus the number of shares issuable as a result of the merger, either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will exceed by more than 20 percent the total number of voting shares of the resulting insured stock institution outstanding immediately before the merger;
     (c) A plan of share exchange pursuant to which the Oregon stock bank in which the stockholder owns shares is acquired; and
     (d) An acquisition transaction requiring such stockholder’s approval pursuant to ORS 711.170 (5).
     (2) To perfect a stockholder’s right to dissent to a transaction described in subsection (1) of this section, the stockholder must send or deliver a notice of dissent to the Oregon stock bank prior to or at the meeting of the stockholders at which the transaction is submitted to a vote, or the stockholder must vote against such transaction.
     (3) A stockholder shall not dissent as to less than all the shares registered in the name of the stockholder, except a stockholder holding, as a fiduciary or nominee, shares registered in the stockholder’s name for the benefit of more than one beneficiary, may dissent as to less than all of the shares registered in the fiduciary or nominee’s name if any dissent as to the shares held for a beneficiary is made as to all the shares held by the fiduciary for that beneficiary or nominee. The fiduciary’s rights shall be determined as if the shares to which the fiduciary has dissented and the other shares are registered in the names of different stockholders.
711.180 Rights of stockholder dissenting to merger, share exchange or transfer of assets or liabilities; demand required; notice and offer to pay for shares; costs of appraisal of shares; when rights not applicable.
     (1) Any stockholder of an Oregon stock bank who dissented to a transaction listed under ORS 711.175 (1) and who desires to receive the value in cash of those shares, shall make written demand upon the Oregon stock bank or its successor and accompany the demand with the surrender of the share certificates, properly indorsed within 30 days after the stockholders’ meeting at which a vote to approve such transaction involving an Oregon stock bank was taken. Any stockholder failing to make written demand within the 30-day period shall be bound by the terms of the proposed plan of merger, plan of share exchange or acquisition transaction agreement.
     (2) Within 30 days after a transaction listed under ORS 711.175 (1) is effected, the Oregon stock bank or its successor shall give written notice thereof to each dissenting stockholder who has made

Appendix B	B-1

demand under this section at the address of the stockholder on the stock record books of the Oregon stock bank, and shall make a written offer to each such stockholder to pay for the shares at a specified price in cash determined by the Oregon stock bank or its successor to be the fair value of the shares as of the effective date of the transaction. The notice and offer shall be accompanied by a statement of condition of the Oregon stock bank; the shares of which the dissenting stockholder held, as of the latest available date and not more than four months prior to the consummation of the transaction, and a statement of income of the Oregon stock bank for the period ending on the date of the statement of condition.
     (3) Any stockholder who accepts the offer of the Oregon stock bank or its successor within 30 days following the date on which notice of the offer was mailed or delivered to dissenting stockholders shall be paid the price per share offered, in cash, within 30 days following the date on which the stockholder communicates acceptance in writing to the Oregon stock bank or its successor. Upon payment, the dissenting stockholder shall cease to have any interest in the shares previously held by the stockholder.
     (4) If, within 30 days after notice of the offer, one or more dissenting stockholders do not accept the offer of the Oregon stock bank or its successor or if no offer is made, then the value of the shares of the dissenting stockholders who have not accepted the offer shall be ascertained, as of the effective date of the transaction, by an independent, qualified appraiser chosen by the Director of the Department of Consumer and Business Services. The valuation determined by the appraiser shall govern and the appraiser’s valuation of such shares shall not be appealable except for one or more of the reasons set forth in ORS 36.355 (1). Any such appeal must be made within 30 days after the date of the appraiser’s valuation and is subject to ORS 183.415 to 183.500. The Oregon stock bank or its successor shall pay the dissenting shareholders the appraised value of the shares within 30 days after the date the appraiser sends the Oregon stock bank or its successor written notice of the appraiser’s valuation.
     (5) The director shall assess the reasonable costs and expenses of the appraisal proceeding equally to the Oregon stock bank or its successor and to the dissenting shareholders, as a group, if the amount offered by the Oregon stock bank or its successor is between 85 percent and 115 percent of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the Oregon stock bank or its successor to the dissenting stockholders, as a group, if the amount offered by the Oregon stock bank or its successor is 115 percent or more of the appraised value of the shares. The director shall assess the reasonable costs and expenses of the appraisal proceeding and the reasonable costs and expenses, including attorney fees and costs, of the dissenting shareholders, as a group, to the Oregon stock bank or its successor if the amount offered by the Oregon stock bank or its successor is 85 percent or less of the appraised value of the shares. The director’s decision regarding assessment of fees and costs may be appealed as provided in ORS 183.415 to 183.500.
     (6) Amounts required to be paid by the Oregon stock bank or its successors, or the dissenting shareholders under this section shall be paid within 30 days after the director’s assessment of any fees or costs becomes final or, if the director’s decision is appealed, within 30 days after a final determination of such fees and costs is made.
     (7) The director may require, as a condition of approving a transaction listed in ORS 711.175 (1), the replacement of all or a portion of the stockholders’ equity of an Oregon stock bank expended in payment to dissenting stockholders under this section.

Appendix B	B-2

     (8) A stockholder may not receive the fair value of the stockholder’s shares under this section:
     (a) If the plan of merger provides that all stockholders of the resulting insured stock institution receive common stock of a holding company pursuant to a merger with an interim Oregon stock bank chartered under ORS 707.025, and the stockholder’s Oregon stock bank and the interim Oregon stock bank are the only parties to the merger; or
     (b) If the shares held by the dissenting stockholder immediately before the effective date of a transaction listed in ORS 711.175 (1) are listed on any national securities exchange or are included on the list of over-the-counter margin stocks issued by the Board of Governors of the Federal Reserve System.
711.185 Stockholder withdrawal of demand for payment for shares made under ORS 711.180.
     (1) A dissenting stockholder making a demand under ORS 711.180 may withdraw the demand if:
     (a) The Oregon stock bank or its successor consents to the withdrawal; or
     (b) The dissenting stockholder pays such stockholder’s pro rata share of the appraisal costs and the Oregon stock bank’s reasonable costs and expenses, including attorney fees and costs.
     (2) When a dissenting stockholder withdraws the demand under subsection (1) of this section, the stockholder’s status as a stockholder shall be restored, without prejudice to any corporate proceedings taking place in the interim.

Appendix B	B-3

APPENDIX C — FAIRNESS OPINION OF
MCADAMS WRIGHT RAGEN INCORPORATED
925 Fourth Avenue, Suite 3900
Seattle, Washington 98104
206.493.1666 Fax 206.493.1667
     July 25, 2007
Board of Directors
Bank of Salem
1995 Commercial Street SE
Salem, Oregon 97302
Members of the Board:
     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of Bank of Salem and its wholly subsidiary, Bank of Salem, (“BSOG”) from Frontier Financial Corporation, (“FTBK”) pursuant to the terms of a draft of the Definitive Merger Agreement (the “Agreement”), dated July 25, 2007, between BSOG and FTBK, whereby BSOG will be merged with and into FTBK.
     In connection with the proposed merger transaction (the “Transaction”), BSOG shareholders will receive stock valued at $68,741,815 in an amount equal to 3,170,748 shares of FTBK common stock based upon the 10-day average ending July 20, 2007 of $21.68 per FTBK share. BSOG shareholders would receive approximately $21.07 per share, based on 3,263,221 outstanding shares. With options receiving the spread between $21.07 and the exercise price, gross aggregate consideration is $69,085,698. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.
     McAdams Wright Ragen, Inc. (“MWR”), as a part of its corporate finance services, is periodically engaged in valuation and advisory services provided to the directors, officers and shareholders of both public and private financial institutions with respect to the fairness, from a financial point of view, of the consideration to be received in merger and acquisition transactions, such as that proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by BSOG pursuant to the Agreement, our corporate finance department’s professionals have advised numerous Northwest community banks and thrifts regarding fairness of merger and capital transactions in the past ten years. BSOG has agreed to pay a fee for our financial advisory services and for rendering this opinion letter and the accompanying report.
     In connection with rendering this opinion, we have, among other things: (i) reviewed the draft Agreement dated July 25, 2007; (ii) reviewed BSOG’s unaudited financial statements for the three months ended June 30, 2007 and the three months ended March 31, 2007; (iii) reviewed BSOG’s audited financial statements for the twelve months ended December 31, 2006 and the twelve months ended

Appendix C	C-1

December 31, 2005; (iv) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of BSOG; (v) conducted interviews with senior management of BSOG regarding the past and current business operations, results thereof, and financial condition; (vi) reviewed the current market environment generally and the financial services industry environment in particular; (vii) reviewed the prices paid in recent comparable mergers and acquisitions; (viii) reviewed unaudited financial information of FTBK for the three months ended March 31, 2007 and audited financial statements as of December 31, 2006, December 31, 2005 and December 31, 2004; (viii) reviewed the price ranges for FTBK common stock; (ix) conducted interviews with senior management of FTBK regarding the past and current business operations, results thereof, and financial condition; and (x) reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.
     In conducting our review and arriving at our opinion, we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us by BSOG management. We have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of BSOG or FTBK. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of BSOG as of the date of this letter.
     This opinion is necessarily based upon economic, market and other conditions as they exist and should be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Agreement, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Agreement to BSOG’s shareholders or the ability to consummate the Agreement.
     This opinion is being furnished for the use and benefit of the Board of Directors of BSOG and is not intended to be, nor constitutes, a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Agreement to be consummated. No limitations were imposed on us regarding the scope of our investigation or otherwise by BSOG or FTBK.
     In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Agreement consideration to be issued by FTBK to the BSOG shareholders pursuant to the Agreement is fair, from a financial point of view, to the shareholders of BSOG.
     We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

Very truly yours, MCADAMS WRIGHT RAGEN, INC.
By:	/s/ Robert J. Rogowski

Robert J. Rogowski
Managing Director -Corporate Finance

Appendix C	C-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers
     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.
     Pursuant to Frontier’s articles of incorporation, Frontier will, to the fullest extent permitted by the WBCA, reimburse and indemnify the directors and officers of Frontier, its subsidiaries and affiliates for expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with any legal action, suit or proceeding by reason of the fact that such person is or was a director or officer, except (a) if the acts or omissions of the person are adjudged to be in violation of law, (b) if such person is liable to the corporation for an unlawful distribution, or (c) if such person personally received a benefit to which he or she was not entitled. In addition, Frontier’s articles of incorporation provide that the directors of Frontier shall not be personally liable for monetary damages to Frontier for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors.
Item 21. Exhibits and Financial Statement
(a) Exhibits

Exhibit
Number	Description of Document
2	Agreement and plan of merger dated July 25, 2007, by and among Frontier Financial Corporation, Frontier Bank, and Bank of Salem (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

3.1	Articles of incorporation of registrant are incorporated herein by reference to appendix A of the registrant’s definitive proxy statement on Schedule 14A filed on March 20, 1998 (File No. 000-15540).

3.2	Bylaws of registrant are incorporated herein by reference to exhibit 3.1 to Form 8-K filed on July 23, 2007.

5	Opinion of Keller Rohrback L.L.P. regarding legality of securities.

8	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.

Exhibit
Number	Description of Document
10.1	Form of directors’ agreement of Bank of Salem directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.2	Form of voting agreement of Bank of Salem directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.3	Noncompetition and nonsolicitation agreement of Jon R. Johnson with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.4	Noncompetition and nonsolicitation agreement of Larry A. Johnson with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.5	Noncompetition and nonsolicitation agreement of David DeSemple with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

23.1	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

23.2	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3	Consent of Moss Adams LLP, Frontier Financial Corporation’s independent registered public accounting firm.

23.4	Consent of McAdams Wright Ragen Incorporated, Bank of Salem’s financial advisor.

24	Power of attorney (contained in the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Bank of Salem.
(b) Financial Statement Schedules
     Not applicable.
(c) Reports, Opinions or Appraisals
     Opinion of McAdams Wright Ragen Incorporated (incorporated by reference to appendix C to the proxy statement/prospectus).
Item 22. Undertakings
     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures
     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Everett, State of Washington on September 21, 2007.

FRONTIER FINANCIAL CORPORATION (Registrant)
By:	/s/ John J. Dickson
John J. Dickson
President and Chief Executive Officer (Principal Executive Officer)

Power of Attorney
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of FRONTIER FINANCIAL CORPORATION does hereby constitute and appoint JOHN J. DICKSON and CAROL E. WHEELER, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement on Form S-4 of Frontier Financial Corporation, and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ John J. Dickson John J. Dickson	Director, President and Chief Executive Officer (Principal Executive Officer)	September 21, 2007
/s/ Carol E. Wheeler Carol E. Wheeler	Chief Financial Officer (Principal Financial and Accounting Officer)	September 21, 2007
/s/ Michael J. Clementz Michael J. Clementz	Director and Secretary of the Board	September 21, 2007
/s/ David M. Cuthill David M. Cuthill	Director	September 21, 2007
/s/ Lucy DeYoung Lucy DeYoung	Director	September 21, 2007
/s/ Robert J. Dickson Robert J. Dickson	Chairman of the Board	September 21, 2007
/s/ Patrick M. Fahey Patrick M. Fahey	Director	September 21, 2007

/s/ Edward D. Hansen Edward D. Hansen	Director	September 21, 2007
/s/ William H. Lucas William H. Lucas	Director	September 21, 2007
/s/ William J. Robinson William J. Robinson	Director	September 21, 2007
/s/ Edward C. Rubatino Edward C. Rubatino	Director	September 21, 2007
/s/ Darrell J. Storkson Darrell J. Storkson	Director	September 21, 2007
/s/ Mark O. Zenger Mark O. Zenger	Director	September 21, 2007

Exhibit Index

Exhibit
Number	Description of Document
2
Agreement and plan of merger dated July 25, 2007, by and among Frontier Financial Corporation, Frontier Bank, and Bank of Salem (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

3.1	Articles of incorporation of registrant are incorporated herein by reference to appendix A of the registrant’s definitive proxy statement on Schedule 14A filed on March 20, 1998 (File No. 000-15540).

3.2	Bylaws of registrant are incorporated herein by reference to exhibit 3.1 to Form 8-K filed on July 23, 2007.

5	Opinion of Keller Rohrback L.L.P. regarding legality of securities.

8	Opinion of Keller Rohrback L.L.P. regarding federal income tax consequences.

10.1	Form of directors’ agreement of Bank of Salem directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.2	Form of voting agreement of Bank of Salem directors (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.3	Noncompetition and nonsolicitation agreement of Jon R. Johnson with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.4	Noncompetition and nonsolicitation agreement of Larry A. Johnson with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

10.5	Noncompetition and nonsolicitation agreement of David DeSemple with Frontier (incorporated by reference to exhibit 2.1 to Form 8-K filed on July 30, 2007).

23.1	Consent of Keller Rohrback L.L.P. (contained in its opinion filed as exhibit 5).

23.2	Consent of Keller Rohrback L.L.P. as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3	Consent of Moss Adams LLP, Frontier Financial Corporation’s independent registered public accounting firm.

23.4	Consent of McAdams Wright Ragen Incorporated, Bank of Salem’s financial advisor.

24	Power of attorney (contained in the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of Bank of Salem.